1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE
COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2005
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 29, 2005	By	/s/ Lora Ho

Lora Ho Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing
Company, Ltd.
Financial Statements for the
Six Months Ended June 30, 2005 and 2004 and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company, Ltd.
We have audited the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company, Ltd. as of June 30, 2005 and 2004, and the related statements of income, changes in shareholders’ equity and cash flows for the six months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company, Ltd. as of June 30, 2005 and 2004, and the results of its operations and its cash flows for the six months then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.
We have also audited the consolidated financial statements of Taiwan Semiconductor Manufacturing Company, Ltd. and subsidiaries as of and for the six months ended June 30, 2005, and have expressed an unqualified opinion with an explanatory paragraph stating that single period presentation of consolidated financial statements is permitted at the initial filing of semi-annual consolidated financial statements..

July 13, 2005
Notice to Readers
The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.
BALANCE SHEETS
JUNE 30, 2005 AND 2004
(In Thousands of New Taiwan Dollars, Except Par Value)

	2005		2004
ASSETS	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Notes 2, 3 and 4)	$78,597,384	16	$78,778,150	18
Short-term investments, net (Notes 2 and 4)	49,408,608	10	41,199,013	9
Receivables from related parties (Note 18)	14,999,678	3	17,983,732	4
Notes and accounts receivable	20,040,283	4	16,712,863	4
Allowance for doubtful receivables (Note 2)	(978,577)	—	(983,077)	—
Allowance for sales returns and others (Note 2)	(3,945,057)	—	(3,019,657)	—
Other receivables from related parties (Note 18)	1,565,784	—	147,010	—
Other financial assets (Notes 2 and 21)	1,682,240	—	664,058	—
Inventories, net (Notes 2 and 5)	14,113,615	3	11,725,188	3
Deferred income tax assets (Notes 2 and 12)	5,330,000	1	6,144,000	1
Prepaid expenses and other current assets	1,012,915	—	1,099,819	—

Total current assets	181,826,873	37	170,451,099	39

LONG-TERM INVESTMENTS (Notes 2, 6, 16 and 20)
Equity method	48,351,666	10	39,606,640	9
Cost method	784,939	—	716,377	—
Long-term bonds	16,342,005	3	8,893,477	2
Other investments	10,955,960	2	3,364,250	1

Total long-term investments	76,434,570	15	52,580,744	12

PROPERTY, PLANT, AND EQUIPMENT (Notes 2, 7 and 18)
Cost
Buildings	88,695,499	18	72,030,258	16
Machinery and equipment	441,034,330	88	353,594,669	81
Office equipment	7,586,253	1	6,486,523	2

	537,316,082	107	432,111,450	99
Accumulated depreciation	(330,854,258)	(66)	(275,065,953)	(63)
Advance payments and construction in progress	18,601,286	4	43,236,290	10

Net property, plant, and equipment	225,063,110	45	200,281,787	46

GOODWILL (Note 2)	1,741,951	—	2,090,341	—

OTHER ASSETS
Deferred charges, net (Notes 2, 8 and 20)	7,874,553	2	10,066,618	2
Deferred income tax assets (Notes 2 and 12)	6,313,825	1	4,169,929	1
Refundable deposits	87,542	—	26,241	—
Assets leased to others, net (Note 2)	75,746	—	81,480	—
Idle assets (Note 2)	13,995	—	78,609	—

Total other assets	14,365,661	3	14,422,877	3

TOTAL	$499,432,165	100	$439,826,848	100

	2005		2004
LIABILITIES AND SHAREHOLDERS’ EQUITY	Amount	%	Amount	%

CURRENT LIABILITIES
Accounts payable	$5,680,946	1	$7,308,388	2
Payables to related parties (Note 18)	2,146,317	—	4,662,001	1
Payables to contractors and equipment suppliers	10,004,328	2	8,658,321	2
Cash dividends and bonus payable (Note 14)	49,590,312	10	12,841,599	3
Accrued expenses and other current liabilities (Notes 2, 10, 20 and 21)	8,802,291	2	10,576,449	2
Current portion of bonds payable (Note 9)	10,500,000	2	5,000,000	1

Total current liabilities	86,724,194	17	49,046,758	11

LONG-TERM LIABILITIES
Bonds payable (Note 9)	19,500,000	4	30,000,000	7
Other long-term payables (Notes 10 and 20)	1,644,136	—	2,637,827	—
Other payables to related parties (Notes 18 and 20)	1,727,133	1	3,622,369	1

Total long-term liabilities	22,871,269	5	36,260,196	8

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 11)	3,410,250	1	2,847,049	1
Guarantee deposits (Note 20)	1,517,584	—	599,091	—
Deferred gain on intercompany transactions (Notes 2 and 18)	708,941	—	—	—

Total other liabilities	5,636,775	1	3,446,140	1

Total liabilities	115,232,238	23	88,753,094	20

SHAREHOLDERS’ EQUITY (Notes 2, 14, 15 and 16)
Capital stock — $10 par value
Authorized: 27,050,000 thousand shares in 2005, 24,600,000 thousand shares in 2004
Issued: 24,726,129 thousand shares in 2005, 23,376,597 thousand shares in 2004	247,261,288	50	233,765,970	53
Capital surplus	56,720,875	11	56,885,914	13
Retained earnings
Appropriated as legal reserve	34,348,208	7	25,528,007	6
Appropriated as special reserve	2,226,427	—	—	—
Unappropriated earnings	47,808,698	10	43,517,207	10
Others
Unrealized loss on long-term investments	—	—	(9)	—
Cumulative translation adjustments	(2,612,996)	(1)	53,132	—
Treasury stock (at cost) - 46,862 thousand shares in 2005 and 170,690 thousand shares in 2004	(1,552,573)	—	(8,676,467)	(2)

Total shareholders’ equity	384,199,927	77	351,073,754	80

TOTAL	$499,432,165	100	$439,826,848	100

The accompanying notes are an integral part of the financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.
STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2005		2004
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 18)	$116,819,058		$124,982,265

SALES RETURNS AND ALLOWANCES (Note 2)	2,649,624		2,599,819

NET SALES	114,169,434	100	122,382,446	100

COST OF SALES (Notes 13 and 18)	69,315,398	61	71,514,061	59

GROSS PROFIT	44,854,036	39	50,868,385	41

OPERATING EXPENSES (Notes 13 and 18)
Research and development	6,632,293	6	5,825,173	5
General and administrative	3,743,998	3	4,635,566	3
Marketing	617,811	—	733,496	1

Total operating expenses	10,994,102	9	11,194,235	9

INCOME FROM OPERATIONS	33,859,934	30	39,674,150	32

NON-OPERATING INCOME AND GAINS
Interest (Notes 2 and 21)	1,625,725	1	558,592	—
Settlement income (Note 20)	711,324	1	—	—
Technical service income (Notes 18 and 20)	186,962	—	111,096	—
Gain on disposal of property, plant, and equipment (Notes 2 and 18)	107,395	—	114,102	—
Investment income recognized by equity method, net (Notes 2 and 6)	—	—	2,053,966	2
Gain on sales of investments (Note 2)	—	—	98,644	—
Others (Note 18)	221,233	—	138,298	—

Total non-operating income and gains	2,852,639	2	3,074,698	2

NON-OPERATING EXPENSES AND LOSSES
Interest (Notes 2, 7, 9 and 21)	1,387,359	1	602,981	—
Investment loss recognized by equity method, net (Notes 2 and 6)	786,018	1	—	—
Foreign exchange loss, net (Notes 2 and 21)	197,684	—	542,591	—
Loss on sales of investments, net (Note 2)	111,808	—	—	—
Loss on idle assets (Note 2)	106,972	—	—	—
(Continued)

	2005		2004
	Amount	%	Amount	%

Loss on disposal of property, plant and equipment (Note 2)	$53,599	—	$32,913	—
Unrealized valuation loss on short-term investments (Notes 2 and 4)	41,467	—	—	—
Others	29,942	—	14,405	—

Total non-operating expenses and losses	2,714,849	2	1,192,890	—

INCOME BEFORE INCOME TAX	33,997,724	30	41,555,958	34

INCOME TAX BENEFIT (Notes 2 and 12)	1,189,610	1	642,844	—

NET INCOME	$35,187,334	31	$42,198,802	34

	2005		2004
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
EARNINGS PER SHARE (NT$, Note 17)
Basic earnings per share	$1.38	$1.43	$1.68	$1.70

Diluted earnings per share	$1.38	$1.43	$1.68	$1.70

The pro forma net income and earnings per share (after income tax) are shown as follows, based on the assumption that the parent company stock held by subsidiaries is treated as an investment instead of treasury stock (Notes 2 and 16):

	2005	2004

NET INCOME	$35,278,370	$42,200,461

EARNINGS PER SHARE (NT$)
Basic earnings per share	$1.43	$1.70

Diluted earnings per share	$1.43	$1.70

The accompanying notes are an integral part of the financial statements.	(Concluded)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004
(In Thousands of New Taiwan Dollars)

								Others
				Retained Earnings				Unrealized
	Capital Stocks			Legal	Special				Loss on	Cumulative	Total
	Shares (in		Capital	Capital	Capital	Unappropriated		Long-term	Translation	Treasury	Shareholders’
	Thousands)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Investments	Adjustments	Stock	Equity

BALANCE, JANUARY 1, 2005	23,251,964	$232,519,637	$56,537,259	$25,528,007	$—	$88,202,009	$113,730,016	$—	$(2,226,427)	$(1,595,186)	$398,965,299

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	8,820,201	—	(8,820,201)	—	—	—	—	—
Special capital reserve	—	—	—	—	2,226,427	(2,226,427)	—	—	—	—	—
Employees’ profit sharing — in cash	—	—	—	—	—	(3,086,215)	(3,086,215)	—	—	—	(3,086,215)
Employees’ profit sharing — in stock	308,622	3,086,215	—	—	—	(3,086,215)	(3,086,215)	—	—	—	—
Cash dividends to common shareholders - 20%	—	—	—	—	—	(46,504,097)	(46,504,097)	—	—	—	(46,504,097)
Stock dividends to common shareholders - 5%	1,162,602	11,626,024	—	—	—	(11,626,024)	(11,626,024)	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(231,466)	(231,466)	—	—	—	(231,466)

Net income for the six months ended June 30, 2005	—	—	—	—	—	35,187,334	35,187,334	—	—	—	35,187,334

Adjustment arising from changes in ownership percentage in investees	—	—	4,774	—	—	—	—	—	—	—	4,774

Translation adjustments	—	—	—	—	—	—	—	—	(386,569)	—	(386,569)

Employee stock options exercised	2,941	29,412	87,806	—	—	—	—	—	—	—	117,218

Cash dividends received by subsidiaries from parent company	—	—	84,285	—	—	—	—	—	—	—	84,285

Treasury stock transactions — sales of parent company stock held by subsidiaries	—	—	6,751	—	—	—	—	—	—	42,613	49,364

BALANCE, JUNE 30, 2005	24,726,129	$247,261,288	$56,720,875	$34,348,208	$2,226,427	$47,808,698	$84,383,333	$—	$(2,612,996)	$(1,552,573)	$384,199,927

BALANCE, JANUARY 1, 2004	20,266,619	$202,666,189	$56,855,885	$20,802,137	$68,945	$50,229,008	$71,100,090	$(35)	$225,408	$(1,633,228)	$329,214,309

Appropriations of prior year’s earnings
Legal reserve	—	—	—	4,725,870	—	(4,725,870)	—	—	—	—	—
Reversal of special reserve	—	—	—	—	(68,945)	68,945	—	—	—	—	—
Employees’ profit sharing — in cash	—	—	—	—	—	(681,628)	(681,628)	—	—	—	(681,628)
Employees’ profit sharing — in stock	272,651	2,726,514	—	—	—	(2,726,514)	(2,726,514)	—	—	—	—
Cash dividends to preferred shareholders	—	—	—	—	—	(184,493)	(184,493)	—	—	—	(184,493)
Cash dividends to common shareholders - 6%	—	—	—	—	—	(12,159,971)	(12,159,971)	—	—	—	(12,159,971)
Stock dividends to common shareholders - 14%	2,837,327	28,373,267	—	—	—	(28,373,267)	(28,373,267)	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(127,805)	(127,805)	—	—	—	(127,805)

Net income for the six months ended June 30, 2004	—	—	—	—	—	42,198,802	42,198,802	—	—	—	42,198,802
(Continued)

								Others
									Unrealized
	Capital Stocks			Retained Earnings					Loss on	Cumulative	Total
	Shares (in		Capital	Legal	Special	Unappropriated		Long-term	Translation	Treasury	Shareholders’
	Thousands)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Investments	Adjustments	Stock	Equity

Adjustment arising from changes in ownership percentage in investees	—	$—	$28,370	$—	$—	$—	$—	$—	$—	$—	$28,370

Reversal of unrealized loss on long term investment of investees	—	—	—	—	—	—	—	26	—	—	26

Translation adjustments	—	—	—	—	—	—	—	—	(172,276)	—	(172,276)

Treasury stock transactions — sales of parent company stock held by subsidiaries	—	—	1,659	—	—	—	—	—	—	16,559	18,218

Treasury stock repurchased by the Company	—	—	—	—	—	—	—	—	—	(7,059,798)	(7,059,798)

BALANCE, JUNE 30, 2004	23,376,597	$233,765,970	$56,885,914	$25,528,007	$—	$43,517,207	$69,045,214	$(9)	$53,132	$(8,676,467)	$351,073,754

The accompanying notes are an integral part of the financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.
STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004
(In Thousands of New Taiwan Dollars)

	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$35,187,334	$42,198,802
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	34,330,028	31,086,443
Loss on idle assets	106,972	—
Deferred income tax	(1,149,822)	(921,333)
Investment loss (income) recognized by equity method, net	786,018	(2,053,966)
Gain on sales of long-term investments	(94)	(2,150)
Amortization of premium from long-term bond investments	58,771	327
Gain on disposal of property, plant and equipment, net	(53,796)	(81,189)
Accrued pension cost	309,054	246,798
Changes in operating assets and liabilities:
Decrease (increase) in:
Receivables from related parties	1,186,405	(3,116,070)
Notes and accounts receivable	(4,713,402)	(2,795,056)
Allowance for doubtful receivables	(1,884)	(32,945)
Allowance for sales returns and others	617,143	893,632
Other receivables from related parties	(1,145,538)	(14,047)
Other financial assets	287,847	(120,308)
Inventories, net	58,330	(818,030)
Prepaid expenses and other current assets	888,434	1,030,139
Increase (decrease) in:
Accounts payable	(807,671)	1,224,512
Payables to related parties	(1,619,155)	161,861
Accrued expenses and other current liabilities	(648,995)	1,900,027

Net cash provided by operating activities	63,675,979	68,787,447

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in short-term investments	3,570,487	(32,042,407)
Acquisitions of:
Long-term investments	(6,418,368)	(9,307,272)
Property, plant and equipment	(51,194,392)	(39,179,243)
Proceeds from disposal of:
Long-term investments	1,515,356	7,552
Property, plant and equipment	1,430,769	250,080
Increase in deferred charges	(503,079)	(640,653)
(Increase) decrease in refundable deposits	(2,129)	151,138

Net cash used in investing activities	(51,601,356)	(80,760,805)

(Continued)

	2005	2004

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in guarantee deposits	$1,105,191	$(164,398)
Proceeds from exercise of stock options	117,218	—
Bonus to directors and supervisors	(231,466)	(127,805)
Repurchase of treasury stock	—	(7,059,798)
Cash dividend paid for preferred stocks	—	(184,493)

Net cash provided by (used in) financing activities	990,943	(7,536,494)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	13,065,566	(19,509,852)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	65,531,818	98,288,002

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$78,597,384	$78,778,150

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid (excluding the amount capitalized of NT$157,109 thousand for the six months ended June 30, 2004; please see Note 7)	$1,029,064	$268,006

Income tax paid	$87,315	$11,689

NON-CASH INVESTING AND FINANCING ACTIVITIES
Current portion of long-term bonds payable	$10,500,000	$5,000,000

Current portion of other payables to related parties (under payables to related parties)	$—	$177,161

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$1,417,437	$1,757,476

Reclassification of short-term investments to long-term investments	$—	$3,402,413

The accompanying notes are an integral part of the financial statements.	(Concluded)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.
NOTES TO FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1. GENERAL
Taiwan Semiconductor Manufacturing Company, Ltd. (the Company or TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).
The Company is engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.
As of June 30, 2005 and 2004, the Company had 18,734 and 17,559 employees, respectively.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The financial statements are presented in conformity with Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.
For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.
Significant accounting policies are summarized as follows:
Use of Estimates
The preparation of financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.
Classification of Current and Non-current Assets and Liabilities
Current assets are those expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations due on demand within one year from the balance sheet date. Assets and liabilities that are not classified as current are non-current assets and liabilities, respectively.
Cash Equivalents
Government bonds under repurchase agreements, treasury bills, notes, and commercial papers acquired with maturities less than three months from the date of purchase are classified as cash equivalents.
Short-term Investments
Short-term investments primarily consist of corporate bonds, agency bonds, asset-backed securities, bond funds, government bonds and others.

Short-term investments are recorded at historical cost and are carried at the lower of cost or market value as of the balance sheet date. An allowance for decline in value is provided and is charged to current income when the aggregate carrying amount of the investments exceeds the aggregate market value. A reversal of the allowance is recorded for a subsequent recovery of the market value.
The costs of funds and listed stocks sold are accounted for using the weighted-average method; whereas other securities sold are accounted for using the specific identification method.
The market value of funds is determined using the net asset value of the funds at the end of the period, and the market value of listed stocks is determined using the average-closing price of the listed stocks for the last month of the period. The market value of other short-term investments is determined using the average of bid and ask prices as of the balance sheet date.
Cash dividends are recorded as investment income in the current period.
Allowance for Doubtful Receivables
An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivables. The Company determines the amount of allowance for doubtful receivables by examining the historical collection experience and current trends in the credit quality of its customers as well as its internal credit policies.
Revenue Recognition and Allowance for Sales Returns and Others
The Company recognizes revenue when evidence of an arrangement exists, the shipment is made, price is fixed or determinable, and the collectibility is reasonably assured. Revenues from the design and manufacturing of photo masks, which are used as manufacturing tools in the fabrication process, are recognized when the photo masks are qualified by our customers. The Company records a provision for estimated future returns and other allowances in the same period the related revenue is recorded. Provisions for estimated sales returns and other allowances are generally made at a specific percentage based on historical experience, our management’s judgment, and any known factors that would significantly affect the allowance.
Sales are determined using the fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which the sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash to be received.
Inventories
Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the end of the period. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for finished goods and work in process. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Ending inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

Long-term Investments
Investments in companies wherein the Company exercises significant influence on the operating and financial policy decisions are accounted for using the equity method of accounting. The Company’s proportionate share in the net income or net loss of investee companies is recognized in the “investment income/loss recognized by equity method, net” account. When equity investments are made, the difference, if any, between the cost of investment and the Company’s proportionate share of the investee’s net equity is amortized using the straight-line method over five years and is also recorded in the “investment income/loss recognized by equity method, net” account.
When the Company subscribes to additional investee shares at a percentage different from its existing equity interest, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s proportionate share in the investee’s net equity. The Company records such difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.
Investments in companies wherein the Company does not exercise significant influence are recorded at historical cost. Cash dividends are recognized as investment income in the year received but are accounted for as reductions in the carrying amount of the long-term investments if the dividends are received in the same year that the related investments are acquired. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income or the carrying amount of the investment.
Investments in mutual funds are stated at the lower of aggregate cost or net asset value. An allowance is recognized when the net asset value of the funds is lower than their cost, with the corresponding amount recorded as a reduction to shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the net asset value.
When an indication of significant impairment is identified in an investee company, the carrying amount of this investment is reduced to reflect an other-than-temporary decline, with the related impairment loss charged to current income.
The costs of stocks and mutual funds sold are determined using the weighted-average method.
Investments in long-term bonds are stated at amortized cost. The discount or premium is amortized over the duration period using the interest method, and recorded as an adjustment to interest income.
When investments in publicly-traded stocks are reclassified from short-term investments to long-term investments or from long-term investments to short-term investments, the Company recognizes a loss to the extent, if any, that the market value of such investments is lower than the carrying amount, and the market value becomes the new basis.
If an investee company recognizes an unrealized loss on its long-term investments using the lower-of-cost-or-market method, the Company also recognizes a corresponding unrealized loss in proportion to its ownership percentage in the investee company and records the amount as a component of its shareholders’ equity.
Gains or losses on sales from the Company to investee companies accounted for using the equity method are deferred in proportion to the Company’s ownership percentages in the investee companies until realized through transactions with third parties. The entire amount of the gains or losses on sales to majority-owned subsidiaries is deferred until such gains or losses are realized through the subsequent sales of the related products to third parties. Gains or losses on sales from investee companies to the Company are deferred in proportion to the Company’s ownership percentages in the investee companies until realized through transactions with third parties. Gains or losses on sales between investee companies accounted for using the equity method are deferred in proportion to the Company’s weighted-average ownership percentages in the investee companies which record such gains or losses until realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, translation adjustments will result from the process of translating the investee’s financial statements into the reporting currency of the Company. Such adjustments are accumulated and reported as a separate component of shareholders’ equity.
Property, Plant and Equipment, Assets Leased to Others and Idle Assets
Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of significant impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in the future period, the subsequent reversal of the impairment loss would be recognized as a gain. However, the increased carrying amount of an asset due to a reversal of an impairment loss should not exceed the carrying amount that would have been determined (net of depreciation), had no impairment loss been recognized for the asset in prior years. Idle assets are stated at the lower of net realizable value or book value. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed in the period incurred. Interest expense incurred during the purchase and construction period is also capitalized.
Depreciation is computed using the straight-line method over the following estimated service lives: buildings — 10 to 20 years; machinery and equipment — 5 years; and office equipment — 3 to 5 years.
Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the corresponding accounts, with any gain or loss credited or charged to non-operating gains or losses in the period of sale or disposal.
Goodwill
Goodwill represents the excess of the consideration paid for acquisition over the fair market value of identifiable net assets acquired and acquisition costs. Goodwill is amortized using the straight-line method over the estimated life of 10 years. If an event occurs or circumstances change that more likely than not reduce the fair value of goodwill below its carrying amount, an impairment loss is charged to current income. Subsequent recovery in the fair value of the goodwill may not be recorded such as to reverse the impairment loss previously recorded.
Deferred Charges
Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized as follows: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 3 years. When an indication of significant impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.
Pension Costs
The Company records net periodic pension costs on the basis of actuarial calculations. Unrecognized net transition obligation and unrecognized net gains or losses are amortized over 25 years.

Income Tax
The Company uses an inter-period tax allocation method for income tax. Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.
Any tax credits arising from the purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.
Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.
Income tax on unappropriated earnings of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.
Stock-based Compensation
Employee stock option plans that are amended or have options granted on or after January 1, 2004 must be accounted for by the interpretations issued by the Accounting Research and Development Foundation. The Company adopted the intrinsic value method and any compensation cost determined using this method is charged to expense over the employee vesting period.
Treasury Stock
When the Company repurchases its outstanding common stock, the cost of the reacquired stock is recorded as treasury stock as a reduction to shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus — additional paid-in capital are reversed in proportionate to the equity percentage of the retirement. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus - treasury stock transactions and to retained earnings for any remaining amount. The Company’s stock held by its subsidiaries is also treated as treasury stock and reclassified from long-term investments to treasury stock. The cash dividends received by the subsidiaries from the Company are recorded under capital surplus — treasury stock transactions.
Foreign-currency Transactions
Foreign currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in current income. At the end of each period, assets and liabilities denominated in foreign currencies are revalued at the prevailing exchange rates with the resulting gains or losses recognized in current income.

Derivative Financial Instruments
The Company enters into foreign currency forward contracts to manage foreign exchange exposures on foreign-currency-denominated assets and liabilities. The contracts are recorded in New Taiwan dollars at the current rate of exchange of the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted forward rates on the contract date are amortized over the terms of the forward contracts using the straight-line method. At the end of each period, the receivables or payables arising from forward contracts are restated using the prevailing exchange rates at the balance sheet date with the resulting differences credited or charged to income. In addition, the receivables and payables related to the forward contracts of the same counter party are netted with the resulting amount presented as either an asset or a liability. Any resulting gain or loss upon settlement is credited or charged to income in the period of settlement.
The Company enters into cross-currency swap contracts to manage currency exposures on foreign-currency-denominated assets and liabilities. The principal amount is recorded using the current rate at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted rates on the contract dates are amortized over the terms of the contracts using the straight-line method. At the end of each period, the receivables or payables arising from cross-currency swap contracts are restated using the prevailing exchange rate with the resulting differences credited or charged to income. In addition, the receivables and payables related to the contracts of the same counter party are netted with the resulting amount presented as either an asset or a liability. The difference in interest computed pursuant to the contracts on each settlement date or the balance sheet date is recorded as an adjustment to the interest income or expense associated with the hedged items. Any resulting gain or loss upon settlement is credited or charged to income in the period of settlement.
The Company enters into interest rate swap contracts to manage exposures to changes in interest rates on existing assets or liabilities. The cash settlement receivable or payable computed pursuant to the contracts on each settlement date or the balance sheet date is recorded as an adjustment to interest income or expense associated with the hedged items.
Reclassifications
Certain accounts in the financial statements as of and for the six months ended June 30, 2004 have been reclassified to conform to the financial statements as of and for the six months ended June 30, 2005.
3. CASH AND CASH EQUIVALENTS

	June 30
	2005	2004

Cash and bank deposits	$48,158,582	$66,348,727
Government bonds acquired under repurchase agreements	29,804,199	10,165,256
Treasury bills	349,892	842,873
Corporate issued notes	172,291	884,533
Agency notes	112,420	435,526
Commercial papers	—	101,235

	$78,597,384	$78,778,150

4. SHORT-TERM INVESTMENTS

	June 30
	2005	2004

Corporate bonds	$12,846,798	$7,190,519
Agency bonds	11,554,410	6,974,162
Corporate issued asset-backed securities	11,482,685	6,720,188
Bond funds	10,140,224	9,900,000
Government bonds	2,750,355	7,052,471
Money market funds	491,465	—
Corporate issued notes	158,052	—
Commercial papers	94,770	—
Listed stocks	6,528	6,528
Government bonds acquired under repurchase agreements	—	3,355,145

	49,525,287	41,199,013
Allowance for valuation losses	(116,679)	—

	$49,408,608	$41,199,013

Market value	$49,408,608	$41,491,242

The Company entered into investment management agreements with three well-known financial institutions (fund managers) to manage investment portfolios for the Company. In accordance with the investment guidelines and terms in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. As of June 30, 2005, the Company had investment portfolios with these fund managers that aggregated to an original amount of US$1,200,000 thousand. The investment portfolios included securities such as corporate bonds, agency bonds, asset-backed securities, government bonds and others. Securities acquired with maturities less than three months from the date of purchase were reclassified as cash equivalents.
5. INVENTORIES, NET

	June 30
	2005	2004

Finished goods	$2,600,225	$2,372,138
Work in process	11,380,115	9,213,016
Raw materials	937,820	785,848
Supplies and spare parts	658,803	755,052

	15,576,963	13,126,054
Allowance for losses	(1,463,348)	(1,400,866)

	$14,113,615	$11,725,188

6. LONG-TERM INVESTMENTS

	June 30
	2005		2004
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship

Equity method
TSMC International Investment Ltd. (TSMC International)	$23,057,382	100	$23,708,232	100
TSMC (Shanghai) Company Limited (TSMC-Shanghai)	9,967,851	100	1,758,405	100
Vanguard International Semiconductor Corporation (VIS)	5,115,164	27	4,667,952	28
TSMC Partners, Ltd. (TSMC Partners)	3,873,176	100	4,113,671	100
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	3,514,280	32	3,181,111	32
Emerging Alliance Fund, L.P. (Emerging Alliance)	820,765	99	912,982	99
TSMC North America (TSMC-North America)	794,692	100	474,695	100
VentureTech Alliance Fund II, L.P. (VTAF II)	469,749	98	165,190	98
Global Unichip Corporation (GUC)	403,208	46	362,629	47
TSMC Japan K. K. (TSMC-Japan)	95,013	100	100,521	100
Chi Cherng Investment Co., Ltd. (Chi Cherng)	77,971	36	42,990	36
Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	77,256	36	42,673	36
VisEra Technologies Company, Ltd. (VisEra)	62,668	25	51,825	25
Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC-Europe)	22,491	100	23,764	100

	48,351,666		39,606,640

Cost method
Non-publicly traded stocks	482,500	—	432,500	—
Funds	302,439	—	283,877	—

	784,939		716,377

Long-term bonds
Government bonds	11,817,146		8,893,477
Corporate bonds
China Steel Corporation	2,936,934		—
Taiwan Power Company	908,645		—
Nan Ya Plastics Corporation	272,612		—
Formosa Plastics Corporation	271,181		—
Formosa Chemical & Fiber Corporation	135,487		—

	16,342,005		8,893,477

Other investments	10,955,960		3,364,250

	$76,434,570		$52,580,744

For the six months ended June 30, 2005 and 2004, net investment loss and income recognized from the equity method investees was NT$786,018 thousand and NT$2,053,966 thousand, respectively. The carrying amounts of investments accounted for under the equity method and the related investment loss or income were determined based on the audited financial statements of the investees as of and for the same periods as the Company.

Other investments consisted of the following structured time-deposits:

	Principal	Interests	Range of
	Amount	Receivable	Interest Rates	Maturity Date

June 30, 2005

Step-up callable deposits
Domestic bank	$2,000,000	$7,624	2.05-2.20%	Jul. 2007 to Aug. 2007
Foreign bank	2,000,000	10,403	1.40-2.44%	Jul. 2006 to Jul. 2007
Callable range accrual deposits
Foreign bank	6,955,960	20,237	(See below)	Sep. 2009 to Jan. 2010

	$10,955,960	$38,264

June 30, 2004

Step-up callable deposits
Foreign bank	$3,364,250	$2,474	1.44%-3.25%	Jun. 2007 to Jun. 2009

The interest rate of the step-up callable deposits is determined by the Company and the related banks. The amount of interest earned by the Company for the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.1% and 3.45%. Based on the terms of the deposits, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate between zero and 1.5%. Under the term of the contracts, the bank has the right to cancel the contracts prior to the maturity date.
As of June 30, 2005 and 2004, deposits that resided in banks located in Hong Kong amounted to NT$2,529,440 thousand and NT$1,688,750 thousand, respectively; those that resided in banks located in Singapore amounted to NT$632,360 thousand and NT$675,500 thousand, respectively.
7. PROPERTY, PLANT AND EQUIPMENT
Accumulated depreciation consisted of the following:

	June 30
	2005	2004

Buildings	$39,229,473	$32,452,205
Machinery and equipment	286,453,058	238,344,951
Office equipment	5,171,727	4,268,797

	$330,854,258	$275,065,953

There was no capitalized interest for the six months ended June 30, 2005. Interest expense for the six months ended June 30, 2004 was NT$760,090 thousand (before deducting the amount capitalized of NT$157,109 thousand for the six months ended June 30, 2004). The interest rate used for purposes of calculating the capitalized amount was 2.80% for the six months ended June 30, 2004.

8. DEFERRED CHARGES, NET

	June 30
	2005	2004

Technology license fees	$5,836,060	$7,518,432
Software and system design costs	1,942,091	2,444,985
Other	96,402	103,201

	$7,874,553	$10,066,618

9. BONDS PAYABLE

	June 30
	2005	2004

Domestic unsecured bonds:
Issued in October 1999 and repayable in October 2004, 5.95% interest payable annually	$—	$5,000,000
Issued in December 2000 and repayable in December 2005 and 2007 in two payments, 5.25% and 5.36% interest payable annually, respectively	15,000,000	15,000,000
Issued in January 2002 and repayable in January 2007, 2009 and 2012 in three payments, 2.60%, 2.75% and 3% interest payable annually, respectively	15,000,000	15,000,000

	$30,000,000	$35,000,000

As of June 30, 2005, future principal repayments for the Company’s bonds were as follows:

Year of Repayment	Amount

2005 (3rd to 4th quarter)	$10,500,000
2007	7,000,000
2009	8,000,000
2010 and thereafter	4,500,000

30,000,000
Current portion	(10,500,000)

$19,500,000

10. OTHER LONG-TERM PAYABLES
The Company entered into several license arrangements for certain semiconductor-related patents. Future payments under the agreements as of June 30, 2005 were as follows:

Year of Repayment	Amount

2005 (3rd to 4th quarter)	$1,144,732
2006	462,413
2007	442,652
2008	252,944
2009	252,944
2010 and thereafter	505,888

3,061,573
Current portion (under accrued expenses and other current liabilities)	(1,417,437)

$1,644,136

11. PENSION PLAN
The Company has a defined benefit plan for all regular employees that provides benefits based on the employee’s length of service and average monthly salary or wage for the six-month period prior to retirement.
The Company contributes an amount equal to 2% of salaries and wages paid each month to a pension fund (the Fund). The Fund is administered by a pension fund monitoring committee (the Committee) and deposited in the Committee’s name in the Central Trust of China.
For the six months ended June 30, 2005 and 2004, the changes in the Fund and accrued pension cost are summarized as follows:

	Six Months Ended June 30
	2005	2004
The Fund
Balance, beginning of period	$1,428,001	$1,191,702
Contribution	122,103	116,844
Interest	15,629	15,562
Payment	(8,419)	—

Balance, end of period	$1,557,314	$1,324,108

Accrued pension cost
Balance, beginning of period	$3,101,196	$2,600,251
Accruals	309,054	246,798

Balance, end of period	$3,410,250	$2,847,049

The Labor Pension Act became effective on July 1, 2005 and this pension mechanism is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the enforcement of this Act may choose to be subject to the pension mechanism under this Act or may continue to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under this Act, their seniority as of July 1, 2005 shall be maintained. The rate of contribution by an employer to the Labor Pension Fund per month shall not be less than 6% of each employee’s monthly salary or wage.

12. INCOME TAX
a.	A reconciliation of income tax expense based on income before income tax at statutory rate and current income tax expense before income tax credits was as follows:

	Six Months Ended June 30
	2005	2004

Income tax expense based on “income before income tax” at statutory rate (25%)	$(8,499,431)	$(10,388,989)
Tax-exempt income	4,734,183	6,233,394
Temporary and permanent differences	(635,273)	(294,984)

Current income tax expense before income tax credits	$(4,400,521)	$(4,450,579)

b.	Income tax benefit consisted of the following:

Current income tax expense before income tax credits	$(4,400,521)	$(4,450,579)
Additional tax at 10% on unappropriated earnings	(1,489,709)	(821,767)
Income tax credits	5,890,230	5,272,346
Other income tax adjustments	39,788	(278,489)
Net change in deferred income tax assets
Investment tax credits	2,512,133	(883,812)
Temporary differences	1,708,642	528,349
Net change in valuation allowance of deferred income tax assets	(3,070,953)	1,276,796

Income tax benefit	$1,189,610	$642,844

c.	Deferred income tax assets (liabilities) consisted of the following:

	June 30
	2005	2004

Current deferred income tax assets
Investment tax credits	$5,330,000	$6,144,000

Noncurrent deferred income tax assets, net
Investment tax credits	$23,066,717	$18,622,082
Temporary differences	(741,893)	(2,957,102)
Valuation allowance	(16,010,999)	(11,495,051)

	$6,313,825	$4,169,929

d.	Integrated income tax information:

The balance of the imputation credit account (ICA) as of June 30, 2005 and 2004 was NT$15,569 thousand and NT$347 thousand, respectively.

The expected and actual creditable ratios for distribution of earnings of 2004 and 2003 were 0.11% and 0.03%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The expected creditable ratio may be adjusted when the actual distribution of the imputation credits is made.

e.	All earnings generated prior to December 31, 1997 have been appropriated.

f.	As of June 30, 2005, investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Regulation	Item	Amount	Amount	Year

Statute for Upgrading	Purchase of machinery and	$134,467	$—	2005
Industries	equipment	4,886,421	2,325,728	2006
		4,139,371	4,139,371	2007
		11,007,440	11,007,440	2008
		2,189,404	2,189,404	2009

		$22,357,103	$19,661,943

Statute for Upgrading	Research and development	$3,127,586	$—	2005
Industries	expenditures	3,346,930	3,346,930	2006
		1,976,913	1,976,913	2007
		2,332,557	2,332,557	2008
		987,076	987,076	2009

		$11,771,062	$8,643,476

Statute for Upgrading	Personnel training	$29,448	$—	2005
Industries		27,311	27,311	2006
		26,780	26,780	2007
		37,207	37,207	2008

		$120,746	$91,298

Statute for Upgrading	Investments in important	$38,036	$—	2005

Industries	technology-based enterprises
g.	The sales generated from the following expansion and construction of the Company’s manufacturing plants are exempt from income tax:

Tax-Exemption Period

Construction of Fab 8 — module B	2002 to 2005
Expansion of Fab 2 — modules A and B, Fab 3, Fab 4, Fab 5 and Fab 6	2003 to 2006
Construction of Fab 12	2004 to 2007
h.	The tax authorities have examined income tax returns of the Company through 2001.

13. LABOR COST, DEPRECIATION AND AMORTIZATION

	Six Months Ended June 30, 2005
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$4,091,113	$1,678,438	$5,769,551
Labor and health insurance	303,436	144,065	447,501
Pension	295,506	140,296	435,802
Meal	208,186	67,904	276,090
Welfare benefit	72,159	40,344	112,503
Other	51,139	45,032	96,171

	$5,021,539	$2,116,079	$7,137,618

Depreciation	$31,158,607	$1,489,769	$32,648,376

Amortization	$814,069	$859,118	$1,673,187

	Six Months Ended June 30, 2004
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$4,166,565	$2,020,169	$6,186,734
Labor and health insurance	269,132	148,662	417,794
Pension	235,293	129,935	365,228
Meal	177,762	67,846	245,608
Welfare benefit	72,239	43,496	115,735
Other	60,436	243,058	303,494

	$4,981,427	$2,653,166	$7,634,593

Depreciation	$27,377,787	$1,193,473	$28,571,260

Amortization	$1,381,976	$1,123,581	$2,505,557

14. SHAREHOLDERS’ EQUITY
The Company has issued a total of 668,351 thousand ADSs which are traded on the NYSE as of June 30, 2005. The number of common shares represented by the ADSs is 3,341,754 thousand (one ADS represents five common shares).
On May 10, 2005, the Board of Directors approved the offering of up to 1,050,000 thousand common shares in the form of ADSs by certain existing shareholders. As of July 13, 2005, the proposed offering is still waiting for the approval by the R.O.C. Securities and Futures Bureau (SFB).
Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issue price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which is restricted to a certain percentage of the paid in common stock of the Company.

As of June 30, 2005 and 2004, capital surplus consisted of the following:

	June 30
	2005	2004

From merger	$24,003,546	$24,132,297
Additional paid-in capital	23,139,481	23,172,550
From convertible bonds	9,360,424	9,410,632
From long-term investments	126,128	115,665
From treasury stock transactions	91,241	54,715
Donations	55	55

	$56,720,875	$56,885,914

The Company’s Articles of Incorporation as revised on May 10, 2005 provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve has equaled the Company’s total capital;
b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;
c.	Bonus to directors and supervisors and bonus to employees of the Company equal to not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors and supervisors. The Company may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;
d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
The Company’s Articles of Incorporation also stipulate that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided, however, the ratio for stock dividend shall not exceed 50% of total distribution.
Any appropriations of net income are recorded in the financial statement in the year of shareholder approval.
The appropriation for legal capital reserve is made until the reserve equals the aggregate par value of the Company’s outstanding capital stock. The reserve can only be used to offset an accumulated deficit or the portion in excess of 50% of the outstanding capital stock can be distributed as dividends and bonuses when the reserve balance has reached 50% of the aggregate par value of the outstanding capital stock of the Company.
A special capital reserve equivalent to the net debit balance of the other components of shareholder’s equity (for example, unrealized loss on long-term investments and cumulative translation adjustments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the SFB. Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2004 and 2003 were approved in the shareholders’ meetings on May 10, 2005 and May 11, 2004, respectively. The appropriations and dividends per share are as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2004	Year 2003	Year 2004	Year 2003

Legal capital reserve	$8,820,201	$4,725,870
Special capital reserve	2,226,427	(68,945)
Employees’ profit sharing — in cash	3,086,215	681,628
Employees’ profit sharing — in stock	3,086,215	2,726,514
Cash dividends to preferred shareholders	—	184,493	$—	$0.35
Cash dividends to common shareholders	46,504,097	12,159,971	2.00	0.60
Stock dividends to common shareholders	11,626,024	28,373,267	0.50	1.41
Bonus to directors and supervisors	231,466	127,805

	$75,580,645	$48,910,603

The amounts of the above appropriations of earnings for 2004 and 2003 are consistent with the resolutions of the meetings of the Board of Directors on February 22, 2005 and February 17, 2004. However, the Company Law prescribes that TSMC, as a holder of treasury stock, shall not participate in the appropriation of earnings. Therefore, the actual cash dividend per share and stock dividend per share are slightly more than those in the aforementioned resolution. If the above bonus to employee, directors and supervisors had been paid entirely in cash and charged against income for 2004 and 2003, the after income tax basic earnings per share for the years ended December 31, 2004 and 2003 would have decreased from NT$3.97 to NT$3.70 and NT$2.33 to NT$2.15, respectively. The shares distributed as a bonus to employees represented 1.33% and 1.35% of the Company’s total outstanding common shares as of December 31, 2004 and 2003, respectively.
The above information about the appropriations of bonus to employees, directors and supervisors is available at Market Observation System website.
Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.
15. STOCK-BASED COMPENSATION PLANS
The Company’s Employee Stock Option Plans under the 2005 Plan, 2003 Plan and 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of units authorized to be granted under the 2005 Plan, the 2003 Plan and the 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each unit eligible to subscribe to one common share when exercisable. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the grant date.
Under the 2003 Plan and the 2002 Plan, units that had never been granted, or had been granted and subsequently cancelled were expired as of June 30, 2005.

Information about outstanding stock options for the six months ended June 30, 2005 and 2004 was as follows:

		Weighted-
		Average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)
Six months ended June 30, 2005

Beginning balance	64,367	$40.5
Options granted	14,864	48.4
Options exercised	(2,941)	39.9
Options cancelled	(2,931)	42.7

Ending balance	73,359	42.1

Six months ended June 30, 2004

Beginning balance	49,357	$43.0
Options granted	20,091	47.4
Options cancelled	(2,510)	45.1

Ending balance	66,938	44.2

The number of outstanding options and exercise prices have been adjusted to reflect the appropriations of dividends in accordance with the plans.
As of June 30, 2005, information about outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (in	Contractual	Price	Options (in	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)

29.9-42.1	50,195	7.60	38.8	25,032	38.8
47.0-54.5	23,164	9.33	49.2	—	—

	73,359			25,032

No compensation cost was recognized under intrinsic value method for the six months ended June 30, 2005 and 2004. Had the Company used the fair value based method (based on the Black-Scholes model) to evaluate the options granted after January 1, 2004, the assumptions and pro forma results of the Company for the six months ended June 30, 2005 and 2004 would have been as follows:

	Six Months Ended June 30
	2005	2004

Assumptions:
Expected dividend yield	1.00%-3.44%	1.00%
Expected volatility	43.77%-46.15%	43.19%-43.25%
Risk free interest rate	3.07%-3.85%	3.07%-3.85%
Expected life	5 years	5 years

Net income:
Net income as reported	$35,187,334	$42,198,802
Pro forma net income	35,140,859	42,184,898

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$1.43	$1.70
Pro forma basic EPS	1.42	1.70
Diluted EPS as reported	1.43	1.70
Pro forma diluted EPS	1.42	1.70
The estimated weighted average fair value per unit for the options granted during the six months ended June 30, 2005 and 2004 was NT$17.69 and NT$19.75, respectively.
16. TREASURY STOCK

			(Shares in Thousands)
	Beginning	Increase/		Ending
	Shares	Distribute	Decrease	Shares
Six months ended June 30, 2005

Reclassification of parent company stock held by subsidiaries from long-term investments	45,521	2,242	901	46,862

Six months ended June 30, 2004

Reclassification of parent company stock held by subsidiaries from long-term investments	40,597	5,676	303	45,970
Repurchase under share buyback plan	—	124,720	—	124,720

	40,597	130,396	303	170,690

Proceeds from the sales of treasury stock for the six months ended June 30, 2005 and 2004 were NT$49,364 thousand and NT$18,218 thousand, respectively. The Company’s capital stock held by a subsidiary as an investment is recorded as treasury stock, with the holder having the same rights as other common shareholders. As of June 30, 2005 and 2004, the book value of the treasury stock was NT$1,552,573 thousand and NT$1,616,669 thousand, respectively; the market value was NT$2,648,643 thousand and NT$2,247,024 thousand, respectively. The Company’s stocks held by its subsidiaries are treated as treasury stock and the holders are entitled to the rights of shareholders. However, starting from June 24, 2005, in accordance with the revised Company Law, the holders will be no longer entitled to the right to vote.

The Company held a special meeting of the board of directors and approved a share buyback plan to repurchase the Company’s common shares listed on the TSE during the period from March 24, 2004 to May 23, 2004. The Company repurchased 124,720 thousand common shares for a total cost of NT$7,059,798 thousand. All the treasury stock repurchased under the buyback plan was retired on August 16, 2004.
17. EARNINGS PER SHARE
EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Six months ended June 30, 2005

Basic EPS
Income available to common shareholders	$33,997,724	$35,187,334	24,676,592	$1.38	$1.43

Effect of dilutive potential common stock — stock options	—	—	10,537

Diluted EPS
Income available to common shareholders (including effect of dilutive potential common stock)	$33,997,724	$35,187,334	24,687,129	$1.38	$1.43

Six months ended June 30, 2004

Basic EPS
Income available to common shareholders	$41,555,958	$42,198,802	24,760,690	$1.68	$1.70

Effect of dilutive potential common stock — stock options	—	—	9,703

Diluted EPS
Income available to common shareholders (including effect of dilutive potential common stock)	$41,555,958	$42,198,802	24,770,393	$1.68	$1.70

18. RELATED PARTY TRANSACTIONS
The Company engages in business transactions with the following related parties:
a.	Industrial Technology Research Institute (ITRI), the chairman of the Company is one of its directors.

b.	Philips, a major shareholder of the Company.

c.	Subsidiaries
TSMC-Shanghai
TSMC-North America
TSMC-Europe
TSMC-Japan
d.	Investees
GUC (with controlling financial interest)
VisEra (with controlling financial interest)
VIS (accounted for using equity method)
SSMC (accounted for using equity method)

e.	Indirect subsidiaries
WaferTech, LLC (WaferTech)
TSMC Technology, Inc. (TSMC Technology)
The transactions with the aforementioned parties in addition to those disclosed in other notes are summarized as follows:

	2005		2004
	Amount	%	Amount	%
For the six months ended June 30

Sales
TSMC-North America	$64,760,945	56	$68,191,878	55
Philips and its affiliates	1,147,115	1	2,712,508	2
Others	186,880	—	205,544	—

	$66,094,940	57	$71,109,930	57

Purchases
WaferTech	$5,117,622	31	$7,505,754	35
VIS	2,168,998	13	4,247,055	19
SSMC	2,094,617	13	3,050,439	14
TSMC-Shanghai	234,333	1	—	—

	$9,615,570	58	$14,803,248	68

Manufacturing expenses — technical assistance fees Philips (Note 20a)	$202,334	—	$808,072	1

Marketing expenses — commission
TSMC-Japan	$133,765	22	$139,243	19
TSMC-Europe	116,034	19	105,175	14

	$249,799	41	$244,418	33

General and administrative expenses — rental expense
GUC	$8,162	—	$—	—

Proceeds from disposal of property, plant and equipment
TSMC-Shanghai	$106,412	38	$—	—
VIS	—	—	32,960	13

	$106,412	38	$32,960	13

Non-operating income and gains
SSMC (primarily technical service income, see Note 20f)	$146,655	5	$149,362	5
VIS (primarily technical service income, see Note 20k)	77,504	3	29,763	1
TSMC-Shanghai (primarily from deferred gain realized for disposal of property, plant and equipment)	75,743	3	—	—
Others	10,752	—	2,076	—

	$310,654	11	$181,201	6

(Continued)

	2005		2004
	Amount	%	Amount	%
At end of June 30

Receivables
TSMC-North America	$14,513,699	97	$16,954,566	94
Philips and its affiliates	467,843	3	922,713	5
Others	18,136	—	106,453	1

	$14,999,678	100	$17,983,732	100

Other receivables
TSMC-Technology	$715,306	46	$3,852	3
TSMC-North America	415,650	27	74,721	51
TSMC-Shanghai	271,905	17	—	—
SSMC	115,460	7	60,028	41
Others	47,463	3	8,409	5

	$1,565,784	100	$147,010	100

Payables
VIS	$883,144	41	$1,844,800	40
WaferTech	793,200	37	1,296,351	28
SSMC	284,080	13	685,240	15
TSMC-Shanghai	70,080	3	—	—
Philips and its affiliates	—	—	745,428	16
Others	115,813	6	90,182	1

	$2,146,317	100	$4,662,001	100

Other long-term payables
Philips and its affiliates	$1,727,133	100	$3,622,369	100

Deferred gain on intercompany transactions
TSMC-Shanghai (disposal of property, plant and equipment)	$708,941	100	$—	—

The terms of sales to related parties are not significantly different from those to third parties. For other related party transactions, prices are determined in accordance with the related contractual agreements.
19. SIGNIFICANT LONG-TERM LEASES
The Company leases land from the Science-Based Industrial Park Administration. These lease agreements expire on various dates from March 2008 to December 2020 and can be renewed upon their expiration.

As of June 30, 2005, future remaining lease payments were as follows:

Year	Amount

2005 (3rd to 4th quarter)	$129,503
2006	251,415
2007	251,415
2008	233,250
2009	227,195
2010 and thereafter	1,292,511

$2,385,289

20. SIGNIFICANT COMMITMENTS AND CONTINGENCIES
The significant commitments and contingencies of the Company as of June 30, 2005 are as follows:
a.	On June 20, 2004, the Company and Philips revised the Technical Cooperation Agreement, which was originally signed on May 12, 1997, with an effective date from January 1, 2004 for five years. Upon expiration, this amended Technical Cooperation Agreement will be terminated at the expiration date and will not be automatically renewed. Under this amended Technical Cooperation Agreement, the Company will pay Philips royalties based on a fixed amounts mutually agreed-on, rather than under certain percentage of the Company’s annual net sales. The Company and Philips agree to cross license the patents owned by each party. The Company also obtained through Philips a number of patent cross licenses.
b.	Under a technical cooperation agreement with ITRI, the Company shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA. The term of this agreement is for five years beginning January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992 and 1997 and on January 1, 2002.
c.	On October 28, 1992, the Company entered into a letter agreement with Philips under which Philips has an option on up to 30% of the Company’s capacity as agreed in the agreement on most favored terms and conditions for similar orders, as long as Philips’ and its affiliates’ shareholding in the Company remains at 24.8% or higher. As of June 30, 2005, Philips’ and its affiliates’ shareholding in the Company is 18.74%.
d.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of June 30, 2005, the Company had a total of US$47,868 thousand of guarantee deposits.
e.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, for the purpose of constructing an integrated circuit foundry in Singapore. As of June 30, 2005, the Company’s equity interest in SSMC was 32%. The Company and Philips committed to buy specific percentages of the production capacity of SSMC. The Company and Philips are required, in the aggregate, to purchase up to 70% of SSMC’s full capacity, but the Company along is not required to purchase more than 28% of the annual installed capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

f.	The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of certain products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.
g.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, the Company shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives notice for early termination under certain conditions. In January 2003, the Company and National entered into a Termination Agreement whereby the TTA was terminated for convenience. Under the Termination Agreement, the Company will be relieved of any further obligation to transfer any additional technology. In addition, the Company granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.
h.	Beginning in 2001, the Company entered into several licensing arrangements for certain semiconductor patents. The terms of the contracts range from five to ten years with payments to be made in the form of royalties over the term of the related contracts. The Company has recorded the related amounts as a liability with the corresponding amounts recorded as deferred charges which are amortized and charged to cost of sales on a straight-line basis over the estimated life of the technology or the term of the contract, whichever is shorter.
i.	In November 2002, the Company entered into an Amended and Restated Joint Technology Cooperation Agreement with Philips, Freescale Semiconductor, Inc. and STMicroelectronics to jointly develop 90-nm to 65-nm advanced CMOS Logic and e-DRAM technologies. The Company also agreed to align 0.12 micron CMOS Logic technology to enhance its foundry business opportunities. The Company will contribute process technologies and share a portion of the costs associated with this joint development project.
j.	In December 2003, the Company entered into a Technology Development and License Agreement with Freescale Semiconductor, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. The Company will also license related 90-nm SOI technology from Freescale Semiconductor, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, the Company will pay royalties to Freescale Semiconductor, Inc. and will share a portion of the costs associated with the joint development project.
k.	The Company provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into in August 2004. The Company receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for the Company certain products at prices as agreed by the parties.
l.	Amounts available under unused letters of credit as of June 30, 2005 were NT$6,480 thousand.
m.	The Company provided guarantees on loans amounting to US$30,000 thousand and US$40,000 thousand for TSMC Development, Inc. (TSMC Development) and TSMC-North America, respectively.
n.	TSMC, TSMC-North America and WaferTech filed a series of lawsuits in late 2003 and 2004 in both state and federal courts in California and with the U.S. International Trade Commission against Semiconductor Manufacturing International Corporation (“SMIC”), SMIC (Shanghai) and SMIC Americas. The lawsuits alleged that SMIC companies infringed multiple TSMC patents and misappropriated TSMC’s trade secrets. These suits have been settled out of court on January 30, 2005. As part of the settlement, SMIC will pay TSMC US$175 million over six years to resolve TSMC’s patent infringement and trade secret claims.

21. ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the SFB for the Company and its investees:
a.	Financing provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held: Please see Table 3 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: None;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

i.	Names, locations, and related information of investees on which the Company exercises significant influence: Please see Table 7 attached;

j.	Financial instrument transactions:
1)	Derivative financial instruments

The Company entered into derivative financial instrument transactions during the six months ended June 30, 2005 and 2004 to manage exposures related to foreign-exchange rate and interest rate fluctuations. Certain information on these contracts was as follows:
a)	Outstanding forward exchange contracts as of June 30, 2005 and 2004

Contract
Financial			Amount
Instruments	Currency	Maturity	(in Thousands)

June 30, 2005
Sell	US$/NT$	Jul. 2005 to Aug. 2005	US$103,000

June 30, 2004
Sell	US$/NT$	July. 2004 to Apr. 2005	US$2,158,000
Sell	EUR/US$	Aug. 2004	EUR 20,000
As of June 30, 2005 and 2004, payables from forward exchange contracts (included in the “other current liabilities” account) aggregated NT$38,173 thousand and NT$903,322 thousand, respectively.

b)	Cross currency swap contracts

Outstanding cross currency swap contracts as of June 30, 2005 were as follows:

Range of
	Contract Amount	Range of	Interest Rate
Maturity Date	(in Thousands)	Interest Rate Paid	Received
Jul. 2005 to Aug. 2005	US$2,045,000	3.10%-3.40%	1.03%-1.22%
(US$/NT$)
The Company did not enter into any cross currency swap contracts during the six months ended June 30, 2004.

As of June 30, 2005, payables resulted from cross currency swap contracts (included in the “other current liabilities” account) were NT$705,607 thousand.

During the six months ended June 30, 2005 and 2004, the net exchange gain or loss arising from forward exchange contracts and cross currency swap contracts was recognized in the “foreign exchange loss, net” account and the difference in interest was recorded in interest income or expense.

c)	Interest rate swap contracts

The Company rescinded all outstanding interest rate swap contracts during the three months ended March 31, 2005 before their original maturities. The rescission loss of NT$28,295 thousand was recognized in the “interest expense” account. There were no outstanding contracts at June 30, 2005.

Outstanding contracts as of June 30, 2004 were as follows:

Contract
Amount
Contract Date	Period	(in Thousands)
Sep. 2003	Sep. 2003 to Dec. 2005	NT$ 500,000
Oct. 2003	Oct. 2003 to Dec. 2005	NT$ 500,000
Oct. 2003	Oct. 2003 to Dec. 2005	NT$ 500,000
Oct. 2003	Oct. 2003 to Dec. 2005	NT$ 500,000
Oct. 2003	Oct. 2003 to Dec. 2005	NT$ 500,000
Nov. 2003	Nov. 2003 to Dec. 2005	NT$ 500,000
d)	Transaction risk
i)	Credit risk. Credit risk represents the positive net settlement amount of those contracts with positive fair values at the balance sheet date. The positive net settlement amount represents the loss to be incurred by the Company if the counter-parties breached the contracts. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposure related to the potential default by those counter-parties is low.

ii)	Market price risk. All derivative financial instruments are intended as hedges for fluctuations in foreign exchange rates and interest rates. Gains or losses from these hedging instruments are likely to be offset by gains or losses from the hedged items. Thus, market price risk is believed to be low.

iii)	Cash flow risk and the amount and period of future cash needs.

As of June 30, 2005, the Company’s future cash needs for outstanding forward exchange contracts and cross currency swap contracts were as follows:

	Inflow	Outflow
Term	(in Thousands)	(in Thousands)
Within one year	NT$67,304,233	US$	2,148,000
The Company has sufficient operating capital to meet the above cash needs. In addition, there will be corresponding cash inflow for the cash outflow. Therefore, the cash flow risk is low.
2)	Fair values of financial instruments were as follows:

	June 30, 2005		June 30, 2004
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Non-derivative financial instruments

Assets
Short-term investments	$49,408,608	$49,408,608	$41,199,013	$41,491,242
Long-term investments (securities with market price)	32,451,393	39,638,685	16,928,153	23,154,967
Liabilities Bonds payable (including current portion)	30,000,000	30,429,929	35,000,000	35,729,923

Derivative financial instruments

Assets (liabilities)
Forward exchange contracts (sell)	(39,969)	(36,560)	(761,592)	(538,407)
Cross currency swap contracts	(674,894)	(452,530)	—	—
Interest rate swap contracts	—	—	—	(26,956)
The above financial instruments do not include cash and cash equivalents, receivables, other financial assets, payables, and payable to contractors and equipment suppliers. The carrying amounts of the aforementioned financial instruments reported in the balance sheet approximate their fair values.

The above financial instruments also exclude refundable deposits, guarantee deposits, long-term investments that do not have quoted market prices as well as other long-term payables. The future cash inflow and outflow of the deposits approximate their fair values. Some of long-term investments do not have quoted market prices; therefore, fair values for those long-term investments are not shown above. The fair value of other long-term payables is determined using the discounted value of expected cash flows, which approximates their carrying amount.

Fair values of financial instruments were determined as follows:
a)	Fair value of short-term and publicly traded long-term investments is based on quoted market prices.

b)	Fair value of bonds payable is based on their quoted market price.

c)	Fair value of derivative financial instruments is the amount receivable from or payable to the counter-party if the contracts were terminated on the balance sheet date.
The fair values of some financial and non-financial instruments were not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not represent the fair value of the Company as a whole.
k.	Information on investment in Mainland China
1)	The name of the investee company in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, ratio of ownership, equity in the net gain or net loss, ending balance, amount received as earnings distributions from the investment, and the limitation on investment: Please see Table 8 attached.

2)	Significant direct or indirect transactions with the investee company, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Note 18.

TABLE 1
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND INVESTEES
FINANCING PROVIDED
FOR THE SIX MONTHS ENDED JUNE 30, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Financing
				Maximum										Company’s
				Balance									Financing	Financing
				for the	Ending								Limit for	Amount
			Account	Period	Balance		Type of		Reasons for	Allowance			Each	Limits
			Financial	(US$ in	(US$ in	Interest	Financing	Transaction	Short-term	for	Collateral		Borrowing	(US$ in
No.	Financing Name	Counter-party	Statement	Thousand)	Thousand)	Rate	(Note 1)	Amounts	Financing	Bad Debt	Item	Value	Company	Thousand)

1	TSMC International	TSMC Development	Other receivables	$1,897,080	$1,897,080	1.5%	2	$—	Operating capital	$—	—	$—	N/A	$31,237,580
				(US$60,000)	(US$60,000)									(US$987,968)
(Note 2)
2	TSMC Partners	TSMC Development	Other receivables	2,529,440	948,540	1.5%	2	—	Operating capital	—	—	—	N/A	(Note 3)
				(US$80,000)	(US$30,000)

Note 1:	The No. 2 represents necessary for short-term financing.

Note 2:	Not exceeding the issued capital of the Company.

Note 3:	Generally not exceeding the issued capital of the Company, unless approved by all members of the board.

TABLE 2
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND INVESTEES
ENDORSEMENT/GUARANTEE PROVIDED
FOR THE SIX MONTHS ENDED JUNE 30, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Ratio of
Accumulated
Amount of
		Counter-party			Maximum		Value of	Collateral to Net	Maximum
	Endorsement/		Nature of	Limits on Each	Balance for the		Collateral	Equity of the	Collateral/Guarantee
	Guarantee		Relationship	Counter-party's	Period	Ending Balance	Property, Plant	Latest Financial	Amounts Allowable
No.	Provider	Name	(Note 2)	Endorsement/Guarantee Amounts	(US$ in Thousand)	(US$ in Thousand)	and Equipment	Statement	(Note 1)

0	The Company	TSMC Development	3	Not exceed 10% of the net worth of	$1,897,080	$948,540	$—	0.25%	$96,049,982
				the Company, and also limiting to	(US$60,000)	(US$30,000)
		TSMC-North America	2	the total capital issued of the	1,264,720	1,264,720	—	0.33%
				endorsement/guarantee company,	(US$40,000)	(US$40,000)
unless otherwise approved by
Board of Directors.

Note 1:	25% of the net worth of the Company as of June 30, 2005.

Note 2:	The No. 2 represents a subsidiary in which the Company holds directly over 50% of the equity interest.
The No. 3 represents an investee in which the Company holds directly and indirectly over 50% of the equity interest.

TABLE 3
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND INVESTEES
MARKETABLE SECURITIES HELD
JUNE 30, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				June 30, 2005
								Market Value or
								Net Asset
		Relationship with	Financial Statement	Shares/Units	Carrying Value		Percentage of	Value
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	(US$ in Thousand)		Ownership	(US$ in Thousand)		Note

The Company	Government bonds
	United States Treas NTS	—	Short-term investment	—	US$	80,106	N/A	US$	79,826
	Kreditanstalt Fur Wiederaufbau	—	Short-term investment	—	US$	6,881	N/A	US$	6,869
	2002 Government Bond Series B	—	Long-term investment	—		358,683	N/A		358,136
	2003 Government Bond Series I	—	Long-term investment	—		3,392,485	N/A		3,391,450
	2004 Government Bond Series A	—	Long-term investment	—		2,349,767	N/A		2,350,449
	2004 Government Bond Series E	—	Long-term investment	—		3,896,211	N/A		3,895,418
	2004 Kaohsiung Municipal Bond Series A	—	Long-term investment	—		620,000	N/A		619,999
	2005 Government Bond Series A	—	Long-term investment	—		1,200,000	N/A		1,200,265

	Bond funds
	JF Taiwan First Bond Fund	—	Short-term investment	73,993		1,003,701	N/A		1,019,467
	ABN AMRO Bond Fund	—	Short-term investment	134,906		1,956,175	N/A		1,991,304
	JF Taiwan Bond Fund	—	Short-term investment	78,698		1,153,209	N/A		1,176,489
	INVESCO R.O.C. Bond A Fund	—	Short-term investment	69,846		1,003,373	N/A		1,018,827
	Dresdner Bond DAM Fund	—	Short-term investment	69,303		771,617	N/A		786,496
	Barits Bond Fund	—	Short-term investment	64,049		752,149	N/A		763,507
	Shinkong Chi Shin Bond Fund	—	Short-term investment	151,594		2,100,000	N/A		2,129,516
	NITC Bond Fund	—	Short-term investment	3,764		600,000	N/A		606,734
	ABN AMRO Select Bond Fund	—	Short-term investment	18,235		200,000	N/A		202,478
	HSBC NTD Money Management Fund	—	Short-term investment	41,568		600,000	N/A		605,820

	Stock
	Taiwan Mask Corp.	—	Short-term investment	1,787		6,528	—		26,623
	TSMC International	Subsidiary	Long-term investment	987,968		23,057,382	100		23,057,382
	VIS	Investee accounted for using equity method	Long-term investment	437,891		5,115,164	27		12,449,270
	TSMC Partners	Subsidiary	Long-term investment	300		3,873,176	100		3,873,176
	SSMC	Investee accounted for using equity method	Long-term investment	382		3,514,280	32		3,514,280
	TSMC-North America	Subsidiary	Long-term investment	11,000		794,692	100		1,429,190	Treasury stock of NT$634,498 thousand is deducted from the carrying value.
	GUC	Investee	Long-term investment	40,149		403,208	46		426,476
	TSMC-Japan	Subsidiary	Long-term investment	6		95,013	100		95,013
	VisEra	Investee	Long-term investment	5,100		62,668	25		63,595
	TSMC-Europe	Subsidiary	Long-term investment	—		22,491	100		22,491
(Continued)

				June 30, 2005
								Market Value or
								Net Asset
		Relationship with	Financial Statement	Shares/Units	Carrying Value		Percentage of	Value
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	(US$ in Thousand)		Ownership	(US$ in Thousand)		Note

	United Industrial Gases Co., Ltd.	—	Long-term investment	16,783		$193,584	10		$265,434
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	Long-term investment	10,500		105,000	7		173,007
	W.K. Technology Fund IV	—	Long-term investment	5,000		50,000	2		54,046
	Hontung Venture Capital Co., Ltd.	—	Long-term investment	8,392		83,916	10		54,509
	Globaltop Partner I Venture Capital Corp.	—	Long-term investment	5,000		50,000	1		49,574

	Corporate bonds
	Taiwan Power Company	—	Short-term investment	—		816,282	N/A		802,214
	Formosa Petrochemical Corporation	—	Short-term investment	—		311,568	N/A		307,632
	AIG Sunamerica Global Fing Ix	—	Short-term investment	—	US$	1,032	N/A	US$	1,012
	Anz Cap Tr I	—	Short-term investment	—	US$	1,012	N/A	US$	996
	Abbott Labs	—	Short-term investment	—	US$	2,732	N/A	US$	2,654
	Abbott Labs	—	Short-term investment	—	US$	1,581	N/A	US$	1,560
	Ace Ltd.	—	Short-term investment	—	US$	1,046	N/A	US$	1,027
	Alltel Corp.	—	Short-term investment	—	US$	609	N/A	US$	605
	Allstate Life Global Fdg Secd	—	Short-term investment	—	US$	2,998	N/A	US$	2,985
	American Express Co.	—	Short-term investment	—	US$	3,550	N/A	US$	3,474
	American Gen Fin Corp.	—	Short-term investment	—	US$	1,768	N/A	US$	1,728
	American Gen Fin Corp. Mtn	—	Short-term investment	—	US$	3,130	N/A	US$	3,039
	American Gen Fin Corp. Mtn	—	Short-term investment	—	US$	1,058	N/A	US$	1,025
	American Honda Fin Corp. Mtn	—	Short-term investment	—	US$	3,800	N/A	US$	3,789
	American Intl Group Inc. Mtnf	—	Short-term investment	—	US$	3,795	N/A	US$	3,789
	Amgen Inc.	—	Short-term investment	—	US$	3,005	N/A	US$	2,978
	Amsouth Bk Birmingham Ala	—	Short-term investment	—	US$	1,972	N/A	US$	1,970
	Associates Corp. North Amer	—	Short-term investment	—	US$	2,700	N/A	US$	2,648
	Bank New York Inc.	—	Short-term investment	—	US$	1,525	N/A	US$	1,501
	Bank New York Inc.	—	Short-term investment	—	US$	1,972	N/A	US$	1,974
	Bank Scotland Treas Svcs Plc	—	Short-term investment	—	US$	2,715	N/A	US$	2,717
	Bank Utd Houston Tx Mtbn	—	Short-term investment	—	US$	580	N/A	US$	563
	Bear Stearns Cos Inc.	—	Short-term investment	—	US$	3,757	N/A	US$	3,755
	Bear Stearns Cos Inc.	—	Short-term investment	—	US$	3,518	N/A	US$	3,482
	Bear Stearns Cos Inc. Medium Te	—	Short-term investment	—	US$	2,103	N/A	US$	2,101
	Beneficial Corp. Mtn Bk Entry	—	Short-term investment	—	US$	2,434	N/A	US$	2,404
	Berkshire Hathaway Fin Corp.	—	Short-term investment	—	US$	1,498	N/A	US$	1,482
	British Telecommunications Plc	—	Short-term investment	—	US$	2,104	N/A	US$	2,039
	Cit Group Hldgs Inc.	—	Short-term investment	—	US$	3,203	N/A	US$	3,137
	Cit Group Inc.	—	Short-term investment	—	US$	2,000	N/A	US$	2,002
	Cargill Inc.	—	Short-term investment	—	US$	2,120	N/A	US$	2,041
	Chase Manhattan Corp. New	—	Short-term investment	—	US$	2,246	N/A	US$	2,216
	Chase Manhattan Corp. New	—	Short-term investment	—	US$	1,628	N/A	US$	1,588
	Citicorp	—	Short-term investment	—	US$	1,473	N/A	US$	1,441
	Cogentrix Energy Inc.	—	Short-term investment	—	US$	2,885	N/A	US$	2,833
	Colonial Pipeline Co.	—	Short-term investment	—	US$	1,625	N/A	US$	1,572
	Compaq Computer Corp.	—	Short-term investment	—	US$	3,719	N/A	US$	3,513
	Consolidated Edison Co. Ny Inc.	—	Short-term investment	—	US$	3,688	N/A	US$	3,550
	Corestates Cap Corp.	—	Short-term investment	—	US$	1,062	N/A	US$	1,039
	Countrywide Fdg Corp. Mtn	—	Short-term investment	—	US$	2,158	N/A	US$	2,104
(Continued)

				June 30, 2005
								Market Value or
								Net Asset
		Relationship with	Financial Statement	Shares/Units	Carrying Value		Percentage of	Value
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	(US$ in Thousand)		Ownership	(US$ in Thousand)		Note

	Countrywide Home Lns Inc.	—	Short-term investment	—	US$	5,210	N/A	US$	5,079
	Countrywide Fdg Corp. Mtn	—	Short-term investment	—	US$	3,500	N/A	US$	3,498
	Countrywide Finl Corp.	—	Short-term investment	—	US$	3,000	N/A	US$	2,997
	Credit Suisse Fb USA Inc.	—	Short-term investment	—	US$	4,141	N/A	US$	4,090
	Credit Suisse First Boston USA	—	Short-term investment	—	US$	2,249	N/A	US$	2,231
	Credit Suisse First Boston	—	Short-term investment	—	US$	786	N/A	US$	766
	Daimlerchrysler North Amer	—	Short-term investment	—	US$	997	N/A	US$	979
	Daimlerchrysler North Amer Hld	—	Short-term investment	—	US$	749	N/A	US$	746
	Dayton Hudson Corp.	—	Short-term investment	—	US$	2,104	N/A	US$	2,108
	Deere John Cap Corp.	—	Short-term investment	—	US$	5,079	N/A	US$	5,080
	Dell Computer Corp.	—	Short-term investment	—	US$	3,054	N/A	US$	2,962
	Den Danske Bk Aktieselskab	—	Short-term investment	—	US$	2,192	N/A	US$	2,116
	Diageo Plc	—	Short-term investment	—	US$	3,459	N/A	US$	3,454
	Dow Chem Co.	—	Short-term investment	—	US$	921	N/A	US$	885
	European Invt Bk	—	Short-term investment	—	US$	8,315	N/A	US$	8,119
	European Invt Bk	—	Short-term investment	—	US$	3,918	N/A	US$	3,927
	Fpl Group Cap Inc.	—	Short-term investment	—	US$	1,001	N/A	US$	997
	Fpl Group Cap Inc.	—	Short-term investment	—	US$	860	N/A	US$	853
	Shell Finance (U K ) Plc	—	Short-term investment	—	US$	3,604	N/A	US$	3,515
	Fifth Third Bk Cincinnati Oh	—	Short-term investment	—	US$	2,419	N/A	US$	2,449
	First Data Corp.	—	Short-term investment	—	US$	3,013	N/A	US$	2,973
	Fleet Finl Group Inc. New	—	Short-term investment	—	US$	494	N/A	US$	482
	Fleet Finl Group Inc. New	—	Short-term investment	—	US$	975	N/A	US$	946
	Fleet Boston Corp.	—	Short-term investment	—	US$	2,850	N/A	US$	2,810
	Ford Mtr Cr Co.	—	Short-term investment	—	US$	1,542	N/A	US$	1,503
	Gte Corp.	—	Short-term investment	—	US$	2,134	N/A	US$	2,071
	Gannett Co Inc.	—	Short-term investment	—	US$	2,999	N/A	US$	2,996
	General Elec Cap Corp. Mtn	—	Short-term investment	—	US$	8,862	N/A	US$	8,857
	General Elec Cap Corp. Mtn	—	Short-term investment	—	US$	3,989	N/A	US$	3,967
	General Elec Cap Corp. Mtn	—	Short-term investment	—	US$	1,040	N/A	US$	1,023
	General Re Corp.	—	Short-term investment	—	US$	3,500	N/A	US$	3,566
	Genworth Finl Inc.	—	Short-term investment	—	US$	3,412	N/A	US$	3,404
	Goldman Sachs Group L P	—	Short-term investment	—	US$	1,637	N/A	US$	1,563
	Greenpoint Finl Corp.	—	Short-term investment	—	US$	974	N/A	US$	968
	HSBC USA Inc. New	—	Short-term investment	—	US$	1,154	N/A	US$	1,113
	Hancock John Global Fdg II Mtn	—	Short-term investment	—	US$	3,566	N/A	US$	3,562
	Hancock John Global Fdg Mtn	—	Short-term investment	—	US$	1,003	N/A	US$	984
	Hartford Finl Svcs Group Inc.	—	Short-term investment	—	US$	1,435	N/A	US$	1,406
	Hartford Finl Svcs Group Inc.	—	Short-term investment	—	US$	296	N/A	US$	296
	Heller Finl Inc.	—	Short-term investment	—	US$	2,071	N/A	US$	2,039
	Hershey Foods Corp.	—	Short-term investment	—	US$	1,627	N/A	US$	1,570
	Hewlett Packard Co.	—	Short-term investment	—	US$	3,373	N/A	US$	3,252
	Honeywell Inc.	—	Short-term investment	—	US$	3,284	N/A	US$	3,150
	Household Fin Corp.	—	Short-term investment	—	US$	532	N/A	US$	523
	Household Fin Corp.	—	Short-term investment	—	US$	2,993	N/A	US$	2,972
	Household Fin Corp. Mtn Bk Enty	—	Short-term investment	—	US$	3,542	N/A	US$	3,493
	Huntington Natl Bk Columbus Oh	—	Short-term investment	—	US$	2,954	N/A	US$	2,958
(Continued)

				June 30, 2005
								Market Value or
								Net Asset
		Relationship with	Financial Statement	Shares/Units	Carrying Value		Percentage of	Value
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	(US$ in Thousand)		Ownership	(US$ in Thousand)		Note

	Huntington Natl Bk	—	Short-term investment	—	US$	3,003	N/A	US$	3,001
	ING Sec Life Instl Fdg	—	Short-term investment	—	US$	2,544	N/A	US$	2,543
	Intl Bk For Recon + Dev	—	Short-term investment	—	US$	5,232	N/A	US$	5,009
	International Business Machs	—	Short-term investment	—	US$	2,249	N/A	US$	2,237
	International Lease Fin Corp.	—	Short-term investment	—	US$	2,455	N/A	US$	2,457
	International Lease Fin Corp.	—	Short-term investment	—	US$	1,162	N/A	US$	1,163
	Intl Lease Fin Corp. Mtn	—	Short-term investment	—	US$	3,028	N/A	US$	2,993
	JP Morgan Chase + Co.	—	Short-term investment	—	US$	3,663	N/A	US$	3,570
	Jackson Natl Life Global Fdg	—	Short-term investment	—	US$	1,036	N/A	US$	1,020
	Jackson Natl Life Global Fdg S	—	Short-term investment	—	US$	1,999	N/A	US$	2,000
	Key Bk Na Med Term Nts Bk Entry	—	Short-term investment	—	US$	4,450	N/A	US$	4,479
	Keycorp Mtn Book Entry	—	Short-term investment	—	US$	3,500	N/A	US$	3,505
	Kraft Foods Inc.	—	Short-term investment	—	US$	773	N/A	US$	757
	Kraft Foods Inc.	—	Short-term investment	—	US$	1,037	N/A	US$	1,021
	ING Bank	—	Short-term investment	—	US$	2,114	N/A	US$	2,070
	Credit Suisse Fincl Products	—	Short-term investment	—	US$	1,507	N/A	US$	1,504
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	1,163	N/A	US$	1,141
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	3,705	N/A	US$	3,562
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	2,166	N/A	US$	2,167
	Lilly Eli + Co.	—	Short-term investment	—	US$	3,750	N/A	US$	3,751
	Lincoln Natl Corp. In	—	Short-term investment	—	US$	519	N/A	US$	510
	Ameritech Capital Funding Co.	—	Short-term investment	—	US$	510	N/A	US$	505
	Merita Bk Ltd. Ny Brh	—	Short-term investment	—	US$	538	N/A	US$	522
	Merrill Lynch + Co Inc.	—	Short-term investment	—	US$	3,486	N/A	US$	3,447
	Metropolitan Life Global Mtn	—	Short-term investment	—	US$	1,907	N/A	US$	1,904
	Monumental Global Fdg II	—	Short-term investment	—	US$	1,534	N/A	US$	1,511
	Monumental Global Fdg II 2002a	—	Short-term investment	—	US$	1,045	N/A	US$	1,018
	Morgan Stanley Group Inc.	—	Short-term investment	—	US$	5,557	N/A	US$	5,526
	Morgan Stanley	—	Short-term investment	—	US$	2,136	N/A	US$	2,113
	National City Corp.	—	Short-term investment	—	US$	3,426	N/A	US$	3,415
	National Westminster Bk Plc	—	Short-term investment	—	US$	1,433	N/A	US$	1,391
	Nationwide Bldg Soc	—	Short-term investment	—	US$	3,457	N/A	US$	3,467
	Nationwide Bldg Soc Mtn	—	Short-term investment	—	US$	3,000	N/A	US$	2,995
	Nationwide Life Global Mtn	—	Short-term investment	—	US$	1,463	N/A	US$	1,462
	Northern Rock Plc Medium Term	—	Short-term investment	—	US$	2,002	N/A	US$	1,991
	Pnc Fdg Corp.	—	Short-term investment	—	US$	1,080	N/A	US$	1,052
	Pepsico Inc. Mtn Book Entry	—	Short-term investment	—	US$	3,818	N/A	US$	3,752
	Popular North Amer Inc. Mtn	—	Short-term investment	—	US$	3,042	N/A	US$	2,984
	Premark Intl Inc.	—	Short-term investment	—	US$	2,954	N/A	US$	2,875
	Pricoa Global Fdg 1 Mtn	—	Short-term investment	—	US$	3,500	N/A	US$	3,500
	Protective Life Secd Trs	—	Short-term investment	—	US$	2,920	N/A	US$	2,950
	Prudential Ins Co Amer	—	Short-term investment	—	US$	2,774	N/A	US$	2,768
	Prudential Ins Co Amer	—	Short-term investment	—	US$	2,648	N/A	US$	2,562
	Reinsurance Group Amer Inc.	—	Short-term investment	—	US$	2,091	N/A	US$	2,046
	Royal Bk Scotland Group Plc	—	Short-term investment	—	US$	1,563	N/A	US$	1,515
	Royal Bk Scotland Group Plc	—	Short-term investment	—	US$	369	N/A	US$	357
	Sbc Communications Inc.	—	Short-term investment	—	US$	3,681	N/A	US$	3,559
(Continued)

				June 30, 2005
								Market Value or
								Net Asset
		Relationship with	Financial Statement	Shares/Units	Carrying Value		Percentage of	Value
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	(US$ in Thousand)		Ownership	(US$ in Thousand)		Note

	Sbc Communications Inc.	—	Short-term investment	—	US$	1,776	N/A	US$	1,757
	Slm Corp. Medium Term Nts	—	Short-term investment	—	US$	2,950	N/A	US$	2,961
	Slm Corp.	—	Short-term investment	—	US$	500	N/A	US$	498
	Sp Powerassests Ltd. Global	—	Short-term investment	—	US$	991	N/A	US$	980
	Safeco Corp.	—	Short-term investment	—	US$	765	N/A	US$	744
	St Paul Cos Inc. Mtn Bk Ent	—	Short-term investment	—	US$	2,661	N/A	US$	2,654
	Sara Lee Corp.	—	Short-term investment	—	US$	1,596	N/A	US$	1,565
	Scotland Intl Fin B V 144a	—	Short-term investment	—	US$	1,533	N/A	US$	1,488
	Suntrust Bks Inc.	—	Short-term investment	—	US$	1,062	N/A	US$	1,035
	Swedbank Sparbanken Svenge Ab	—	Short-term investment	—	US$	1,084	N/A	US$	1,043
	Tiaa Global Mkts Inc.	—	Short-term investment	—	US$	519	N/A	US$	507
	Tribune Co Med Trm Nts	—	Short-term investment	—	US$	2,943	N/A	US$	2,923
	US Bk Natl Assn Cincinnati Oh	—	Short-term investment	—	US$	2,669	N/A	US$	2,681
	Unitedhealth Group Inc.	—	Short-term investment	—	US$	3,119	N/A	US$	3,057
	Virginia Elec + Pwr Co	—	Short-term investment	—	US$	2,884	N/A	US$	2,766
	Vodafone Group Plc New	—	Short-term investment	—	US$	2,559	N/A	US$	2,540
	Wps Resources Corp.	—	Short-term investment	—	US$	1,107	N/A	US$	1,108
	Wal Mart Cda Venture Corp.	—	Short-term investment	—	US$	3,670	N/A	US$	3,549
	Washington Mut Inc.	—	Short-term investment	—	US$	4,735	N/A	US$	4,606
	Washington Mut Fin Corp.	—	Short-term investment	—	US$	1,043	N/A	US$	1,022
	Washington Post Co	—	Short-term investment	—	US$	3,182	N/A	US$	3,130
	Wells Fargo + Co New	—	Short-term investment	—	US$	3,697	N/A	US$	3,568
	Westfield Cap Corp. Ltd.	—	Short-term investment	—	US$	1,999	N/A	US$	2,003
	China Steel Corporation	—	Long-term investment	—		2,936,934	N/A		2,936,479
	Taiwan Power Company	—	Long-term investment	—		908,645	N/A		908,575
	Nan Ya Plastics Corporation	—	Long-term investment	—		272,612	N/A		273,035
	Formosa Plastics Corporation	—	Long-term investment	—		271,181	N/A		271,584
	Formosa Chemicals & Fiber Corporation	—	Long-term investment	—		135,487	N/A		137,529

	Agency bonds
	Fed Hm Ln Pc Pool G11295	—	Short-term investment	—	US$	1,999	N/A	US$	1,983
	Fed Hm Ln Pc Pool E89857	—	Short-term investment	—	US$	2,247	N/A	US$	2,228
	Federal Natl Mtg Assn Gtd	—	Short-term investment	—	US$	1,842	N/A	US$	1,803
	Fnma Pool 254507	—	Short-term investment	—	US$	2,731	N/A	US$	2,725
	Fnma Pool 254834	—	Short-term investment	—	US$	1,967	N/A	US$	1,984
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	2,949	N/A	US$	2,892
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	1,064	N/A	US$	1,051
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	6,096	N/A	US$	6,024
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	3,432	N/A	US$	3,375
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,051	N/A	US$	4,056
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,993	N/A	US$	3,982
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,558	N/A	US$	3,496
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	2,466	N/A	US$	2,443
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	5,335	N/A	US$	5,340
	Fnma Pool 685116	—	Short-term investment	—	US$	918	N/A	US$	910
	Fnma Pool 725095	—	Short-term investment	—	US$	1,777	N/A	US$	1,760
	Fnma Pool 730033	—	Short-term investment	—	US$	1,992	N/A	US$	2,010
(Continued)

				June 30, 2005
								Market Value or
								Net Asset
		Relationship with	Financial Statement	Shares/Units	Carrying Value		Percentage of	Value
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	(US$ in Thousand)		Ownership	(US$ in Thousand)		Note

	Fnma Pool 740934	—	Short-term investment	—	US$	1,997	N/A	US$	2,014
	Fnma Pool 790828	—	Short-term investment	—	US$	4,145	N/A	US$	4,096
	Fnma Pool 793025	—	Short-term investment	—	US$	3,767	N/A	US$	3,759
	Fnma Pool 793932	—	Short-term investment	—	US$	904	N/A	US$	897
	Fnma Pool 794040	—	Short-term investment	—	US$	964	N/A	US$	956
	Fnma Pool 795548	—	Short-term investment	—	US$	866	N/A	US$	859
	Fnma Pool 806642	—	Short-term investment	—	US$	1,856	N/A	US$	1,841
	Gnma II Pool 081150	—	Short-term investment	—	US$	941	N/A	US$	931
	Gnma II Pool 081153	—	Short-term investment	—	US$	3,525	N/A	US$	3,474
	Government Natl Mtg Assn	—	Short-term investment	—	US$	365	N/A	US$	355
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	6,978	N/A	US$	6,913
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,388	N/A	US$	3,410
	Federal Home Ln Mtg Corp. Mtn	—	Short-term investment	—	US$	4,930	N/A	US$	4,911
	Federal Home Loan Mtg Assn	—	Short-term investment	—	US$	4,847	N/A	US$	4,874
	Federal Home Loan Mtg Corp.	—	Short-term investment	—	US$	4,903	N/A	US$	4,916
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	9,997	N/A	US$	9,917
	Federal Home Loan Corp.	—	Short-term investment	—	US$	7,989	N/A	US$	7,985
	Federal Farm Cr Bks	—	Short-term investment	—	US$	3,985	N/A	US$	3,988
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,532	N/A	US$	2,481
	Federal Home Ln Bks	—	Short-term investment	—	US$	1,042	N/A	US$	1,009
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,887	N/A	US$	7,822
	Federal Home Ln Bks	—	Short-term investment	—	US$	3,379	N/A	US$	3,345
	Federal Home Ln Bks	—	Short-term investment	—	US$	9,134	N/A	US$	9,142
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,927	N/A	US$	4,918
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,990	N/A	US$	2,975
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,962	N/A	US$	2,954
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,454	N/A	US$	2,471
	Federal Home Ln Bks	—	Short-term investment	—	US$	3,932	N/A	US$	3,943
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,018	N/A	US$	6,947
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,997	N/A	US$	4,954
	Federal Home Ln Bks	—	Short-term investment	—	US$	6,098	N/A	US$	6,032
	Federal Home Ln Bks	—	Short-term investment	—	US$	3,976	N/A	US$	3,959
	Federal Home Ln Bks	—	Short-term investment	—	US$	13,953	N/A	US$	13,868
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,939	N/A	US$	4,935
	Federal Home Ln Bks	—	Short-term investment	—	US$	13,981	N/A	US$	13,882
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,136	N/A	US$	4,117
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,233	N/A	US$	2,234
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,965	N/A	US$	4,968
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,558	N/A	US$	7,576
	Federal Home Ln Bks	—	Short-term investment	—	US$	8,594	N/A	US$	8,586
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	999	N/A	US$	995
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	4,933	N/A	US$	4,943
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	5,270	N/A	US$	5,228
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	5,337	N/A	US$	5,340
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,430	N/A	US$	4,421
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,921	N/A	US$	4,908
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	3,470	N/A	US$	3,466
(Continued)

				June 30, 2005
								Market Value or
								Net Asset
		Relationship with	Financial Statement	Shares/Units	Carrying Value		Percentage of	Value
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	(US$ in Thousand)		Ownership	(US$ in Thousand)		Note

	Federal Natl Mtg Assn	—	Short-term investment	—	US$	6,903	N/A	US$	6,913
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,981	N/A	US$	4,938
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,061	N/A	US$	4,069
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	7,892	N/A	US$	7,905
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,943	N/A	US$	4,954
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	17,888	N/A	US$	17,904
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	14,952	N/A	US$	14,913
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	15,787	N/A	US$	15,753
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	9,758	N/A	US$	9,769
	Fed Hm Ln Pc	—	Short-term investment	—	US$	3,466	N/A	US$	3,465
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	7,000	N/A	US$	6,932

	Corporate issued asset-backed securities
	Aesop Fdg II L L C	—	Short-term investment	—	US$	4,955	N/A	US$	4,951
	Aegis Asset Backed Secs Tr	—	Short-term investment	—	US$	2,000	N/A	US$	2,007
	American Home Mtg Invt Tr	—	Short-term investment	—	US$	690	N/A	US$	690
	Americredit Automobile Rec Tr	—	Short-term investment	—	US$	1,055	N/A	US$	1,042
	Americredit Auomobile Receiv	—	Short-term investment	—	US$	513	N/A	US$	512
	Americredit Automobile Receivb	—	Short-term investment	—	US$	4,949	N/A	US$	4,902
	Americredit Automobile Rec Tr	—	Short-term investment	—	US$	2,000	N/A	US$	1,989
	Atlantic City Elc Trns Fdg LLC	—	Short-term investment	—	US$	810	N/A	US$	802
	Bmw Veh Owner Tr	—	Short-term investment	—	US$	4,978	N/A	US$	4,945
	Banc Amer Coml Mtg Inc.	—	Short-term investment	—	US$	4,917	N/A	US$	4,862
	Banc Amer Mtg Secs Inc.	—	Short-term investment	—	US$	4,030	N/A	US$	3,995
	Bank Of Amer Lease Equip Tr	—	Short-term investment	—	US$	4,023	N/A	US$	3,974
	Bear Stearns Alt A Tr	—	Short-term investment	—	US$	1,230	N/A	US$	1,232
	Cit Equip Coll Tr	—	Short-term investment	—	US$	4,999	N/A	US$	4,957
	Cnh Equip Tr	—	Short-term investment	—	US$	4,999	N/A	US$	4,920
	Cwabs Inc.	—	Short-term investment	—	US$	1,030	N/A	US$	1,035
	Cwabs Inc.	—	Short-term investment	—	US$	5,000	N/A	US$	5,008
	Cwabs Inc.	—	Short-term investment	—	US$	2,895	N/A	US$	2,899
	Cwalt Inc.	—	Short-term investment	—	US$	2,963	N/A	US$	2,938
	Cwmbs Inc.	—	Short-term investment	—	US$	1,686	N/A	US$	1,667
	Cwmbs Inc.	—	Short-term investment	—	US$	3,711	N/A	US$	3,721
	California Infrastructure Dev	—	Short-term investment	—	US$	1,578	N/A	US$	1,546
	Capital Auto Receivables Asset	—	Short-term investment	—	US$	2,622	N/A	US$	2,598
	Capital One Auto Fin Tr	—	Short-term investment	—	US$	438	N/A	US$	436
	Capital One Auto Fin Tr	—	Short-term investment	—	US$	3,000	N/A	US$	2,982
	Capital One Auto Fin Tr	—	Short-term investment	—	US$	2,650	N/A	US$	2,649
	Capital One Multi Asset Execut	—	Short-term investment	—	US$	4,957	N/A	US$	4,940
	Caterpillar Finl Asset Tr	—	Short-term investment	—	US$	10,008	N/A	US$	9,880
	Caterpillar Finl Asset Tr	—	Short-term investment	—	US$	3,299	N/A	US$	3,260
	Cendant Rent Car Fdg Aesop LLC	—	Short-term investment	—	US$	11,626	N/A	US$	11,603
	Centex Home Equity Ln Tr	—	Short-term investment	—	US$	3,500	N/A	US$	3,468
	Citicorp Mtg Secs	—	Short-term investment	—	US$	1,701	N/A	US$	1,693
	Comm	—	Short-term investment	—	US$	4,600	N/A	US$	4,604
	Credit Suisse First Boston Mtg	—	Short-term investment	—	US$	1,767	N/A	US$	1,752
(Continued)

				June 30, 2005
								Market Value or
								Net Asset
		Relationship with	Financial Statement	Shares/Units	Carrying Value		Percentage of	Value
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	(US$ in Thousand)		Ownership	(US$ in Thousand)		Note

	Credit Suisse First Boston Mtg	—	Short-term investment	—	US$	2,593	N/A	US$	2,591
	Daimlerchrysler Auto Tr	—	Short-term investment	—	US$	4,991	N/A	US$	4,958
	Daimlerchrysler Auto Tr	—	Short-term investment	—	US$	2,927	N/A	US$	2,924
	Daimlerchrysler Auto Tr	—	Short-term investment	—	US$	4,897	N/A	US$	4,886
	Deere John Owner Tr	—	Short-term investment	—	US$	2,501	N/A	US$	2,505
	Fifth Third Auto Tr	—	Short-term investment	—	US$	3,000	N/A	US$	2,987
	First Horizon Abs Tr	—	Short-term investment	—	US$	1,554	N/A	US$	1,557
	First Union Lehman Bros Mtg Tr	—	Short-term investment	—	US$	3,022	N/A	US$	2,942
	Ford Cr Auto Owner Tr	—	Short-term investment	—	US$	10,999	N/A	US$	10,918
	Gs Mtg Secs Corp.	—	Short-term investment	—	US$	1,347	N/A	US$	1,347
	Gs Auto Ln Tr	—	Short-term investment	—	US$	2,948	N/A	US$	2,973
	Granite Mtgs Plc	—	Short-term investment	—	US$	5,000	N/A	US$	5,000
	Harley Davidson Motorcycle Tr	—	Short-term investment	—	US$	2,434	N/A	US$	2,415
	Harley Davidson Motorcycle Tr	—	Short-term investment	—	US$	5,999	N/A	US$	5,893
	Holmes Fing No 8 Plc	—	Short-term investment	—	US$	5,001	N/A	US$	5,048
	Hyundai Auto Receivables Tr	—	Short-term investment	—	US$	3,500	N/A	US$	3,444
	Hyundai Auto Receivables Tr	—	Short-term investment	—	US$	3,250	N/A	US$	3,250
	Hyundai Auto Receivables Tr	—	Short-term investment	—	US$	3,999	N/A	US$	3,999
	Impac Cmb Tr	—	Short-term investment	—	US$	934	N/A	US$	934
	Impac Cmb Tr	—	Short-term investment	—	US$	860	N/A	US$	862
	Impac Secd Assets Corp.	—	Short-term investment	—	US$	2,451	N/A	US$	2,451
	Lb Ubs Coml Mtg Tr	—	Short-term investment	—	US$	4,184	N/A	US$	4,197
	Long Beach Accep Auto Receivab	—	Short-term investment	—	US$	2,526	N/A	US$	2,493
	Mbna Master Cr Card Tr II	—	Short-term investment	—	US$	8,108	N/A	US$	8,080
	Massachusetts Rrb Spl Purp Tr	—	Short-term investment	—	US$	3,900	N/A	US$	3,871
	Mastr Asset Backed Secs Tr	—	Short-term investment	—	US$	2,680	N/A	US$	2,680
	Mastr Asset Backed Secs Tr	—	Short-term investment	—	US$	3,499	N/A	US$	3,498
	Merrill Lynch Mtg Invs Inc.	—	Short-term investment	—	US$	1,171	N/A	US$	1,171
	Merrill Lynch Mtg Invs Inc.	—	Short-term investment	—	US$	1,500	N/A	US$	1,504
	Merrill Lynch Mtg Invs Inc.	—	Short-term investment	—	US$	882	N/A	US$	882
	Monumentl Global Fdg II	—	Short-term investment	—	US$	1,000	N/A	US$	1,000
	National City Auto Receivables	—	Short-term investment	—	US$	1,206	N/A	US$	1,211
	Navistar Finl 2003 A Owner Tr	—	Short-term investment	—	US$	4,928	N/A	US$	4,878
	Nissan Auto Receivables	—	Short-term investment	—	US$	7,000	N/A	US$	6,948
	Onyx Accep Owner Tr	—	Short-term investment	—	US$	4,913	N/A	US$	4,927
	Pg+E Energy Recovery Fdg LLC	—	Short-term investment	—	US$	4,749	N/A	US$	4,747
	Prime Cr Card Master Tr	—	Short-term investment	—	US$	4,080	N/A	US$	4,044
	Providian Gateway Owner Tr	—	Short-term investment	—	US$	4,204	N/A	US$	4,205
	Providian Gateway Owner Tr	—	Short-term investment	—	US$	3,992	N/A	US$	3,956
	Reliant Energy Transition Bd	—	Short-term investment	—	US$	5,185	N/A	US$	5,059
	Residential Asset Mtg Prods	—	Short-term investment	—	US$	3,464	N/A	US$	3,399
	Residential Asset Sec Mtg Pass	—	Short-term investment	—	US$	3,000	N/A	US$	2,962
	Residential Fdg Mtg Secs I Inc.	—	Short-term investment	—	US$	3,112	N/A	US$	3,086
	Residential Fdg Mtg Secs I Inc.	—	Short-term investment	—	US$	5,475	N/A	US$	5,490
	Revolving Home Equity Ln Tr	—	Short-term investment	—	US$	4,380	N/A	US$	4,384
	Sequoia Mtg Tr	—	Short-term investment	—	US$	2,228	N/A	US$	2,236
	Sequoia Mtg Tr	—	Short-term investment	—	US$	1,572	N/A	US$	1,572
(Continued)

				June 30, 2005
								Market Value or
								Net Asset
		Relationship with	Financial Statement	Shares/Units	Carrying Value		Percentage of	Value
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	(US$ in Thousand)		Ownership	(US$ in Thousand)		Note

	Sequoia Mtg Tr	—	Short-term investment	—	US$	1,689	N/A	US$	1,693
	Sequoia Mtg Tr	—	Short-term investment	—	US$	2,851	N/A	US$	2,850
	Sequoia Mtg Tr	—	Short-term investment	—	US$	2,330	N/A	US$	2,328
	Sequoia Mtg Tr	—	Short-term investment	—	US$	3,075	N/A	US$	3,070
	Structured Adj Rate Mtg Ln Tr	—	Short-term investment	—	US$	2,653	N/A	US$	2,625
	Structured Adj Rate Mtg Ln Tr	—	Short-term investment	—	US$	943	N/A	US$	939
	Structured Asset Invt Ln Tr	—	Short-term investment	—	US$	1,576	N/A	US$	1,576
	Structured Asset Secs Corp.	—	Short-term investment	—	US$	1,041	N/A	US$	1,029
	Txu Elec Delivery Transition	—	Short-term investment	—	US$	3,530	N/A	US$	3,467
	Thornburg Mtg Secs Tr	—	Short-term investment	—	US$	1,669	N/A	US$	1,672
	Toyota Auto Receivables 2003 B	—	Short-term investment	—	US$	4,970	N/A	US$	4,920
	Triad Auto Receivables Tr	—	Short-term investment	—	US$	4,899	N/A	US$	4,838
	Usaa Auto Owner Tr	—	Short-term investment	—	US$	3,718	N/A	US$	3,711
	Wfs Financial Owner Trust	—	Short-term investment	—	US$	5,008	N/A	US$	4,970
	Wfs Finl 2004 2 Owner Tr	—	Short-term investment	—	US$	4,994	N/A	US$	4,961
	Wfs Finl 2004 4 Owner Tr	—	Short-term investment	—	US$	5,399	N/A	US$	5,345
	Wfs Finl 2005 2 Oner Tr	—	Short-term investment	—	US$	2,250	N/A	US$	2,277
	Wachovia Auto Owner Tr	—	Short-term investment	—	US$	3,039	N/A	US$	3,033
	Wachovia Auto Owner Tr	—	Short-term investment	—	US$	4,999	N/A	US$	4,976
	Wells Fargo Finl Auto Owner Tr	—	Short-term investment	—	US$	5,299	N/A	US$	5,307
	Whole Auto Ln Tr	—	Short-term investment	—	US$	1,954	N/A	US$	1,969
	Whole Auto Ln Tr	—	Short-term investment	—	US$	4,000	N/A	US$	3,956
	Whole Auto Ln Tr	—	Short-term investment	—	US$	3,000	N/A	US$	2,952
	World Omni Auto Receivables Tr	—	Short-term investment	—	US$	5,963	N/A	US$	5,884

	Commercial papers
	Canadian Imperial	—	Short-term investment	—	US$	2,997	N/A	US$	2,997

	Corporate issued notes
	Canadian Imperial BK	—	Short-term investment	—	US$	1,999	N/A	US$	1,999
	Washiongton Mutual	—	Short-term investment	—	US$	3,000	N/A	US$	3,000

	Money market funds
	SSGA Cash Mgmt Global Offshore	—	Short-term investment	—	US$	15,544	N/A	US$	15,544

	Equity
	Horizon Venture Fund I, L.P.	—	Long-term investment	—		246,485	N/A		246,485
	Crimson Asia Capital Ltd., L.P.	—	Long-term investment	—		55,954	N/A		55,954

TSMC-North America	TSMC stock	Parent company	Short-term investment	13,923		634,498	—		786,960

Chi Cherng	TSMC stock	Parent company	Short-term investment	16,454		458,564	—		929,970

Hsin Ruey	TSMC stock	Parent company	Short-term investment	16,485		459,511	—		931,713
(Continued)

				June 30, 2005
								Market Value or
								Net Asset
		Relationship with	Financial Statement	Shares/Units	Carrying Value		Percentage of	Value
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	(US$ in Thousand)		Ownership	(US$ in Thousand)		Note

TSMC International	Stock
	TSMC Development	Subsidiary	Long-term investment	1	US$	584,414	100	US$	584,414
	TSMC Technology	Subsidiary	Long-term investment	1	US$	5,608	100	US$	5,608
	InveStar	Subsidiary	Long-term investment	18,505	US$	19,048	97	US$	19,048
	InveStar II	Subsidiary	Long-term investment	51,300	US$	33,921	97	US$	33,921

TSMC Development	WaferTech stock	Subsidiary	Long-term investment	—	US$	417,535	99	US$	417,535

InveStar	Common stock
	RichTek Technology Corp.	—	Short-term investment	787	US$	77	1	US$	2,657
	Advanced Power Electronics Corp.	—	Short-term investment	633	US$	287	1	US$	549
	Broadtek Electronics Corp.	—	Short-term investment	145	US$	46	—	US$	60
	Monolithic Power Systems, Inc.	—	Short-term investment	1,975	US$	1,567	7	US$	17,245
	SiRF Technology Holdings, Inc.	—	Short-term investment	10	US$	44	—	US$	163
	Programmable Microelectronics (Taiwan), Corp.	—	Long-term investment	575	US$	218	1	US$	218
	Capella Microsystems (Taiwan), Inc.	—	Long-term investment	530	US$	168	3	US$	168
	Global Testing Corp.	—	Long-term investment	66,339	US$	5,611	9	US$	5,611
	Signia Technologies, Inc.	—	Long-term investment	701	US$	222	3	US$	222
	Advanced Power Electronics Corp.	—	Long-term investment	1,123	US$	495	2	US$	973
	Incentia Design Systems, Inc.	—	Long-term investment	365	US$	97	1	US$	97
	Broadtek Electronics Corp.	—	Long-term investment	145	US$	47	—	US$	60
	RichTek Technology Corp.	—	Long-term investment	632	US$	64	1	US$	2,133

	Preferred stock
	Integrated Memory Logic, Inc.	—	Long-term investment	1,831	US$	1,221	9	US$	1,221
	Sensory, Inc.	—	Long-term investment	1,404	US$	125	6	US$	125
	IP Unity, Inc.	—	Long-term investment	1,008	US$	494	2	US$	494
	Sonics, Inc.	—	Long-term investment	2,686	US$	3,530	4	US$	3,530
	NanoAmp Solutions, Inc.	—	Long-term investment	541	US$	853	2	US$	853
	Memsic, Inc.	—	Long-term investment	2,727	US$	1,500	10	US$	1,500
	Reflectivity, Inc.	—	Long-term investment	1,064	US$	741	2	US$	741

InveStar II	Common stock
	RichTek Technology Corp.	—	Short-term investment	373	US$	213	1	US$	1,260
	Monolithic Power Systems, Inc.	—	Short-term investment	864	US$	2,081	3	US$	7,550
	GeoVision, Inc.	—	Short-term investment	401	US$	108	1	US$	1,291
	Signia Technologies, Inc.	—	Long-term investment	351	US$	101	1	US$	101
	Ralink Technology (Taiwan), Inc.	—	Long-term investment	1,833	US$	791	3	US$	791
	Silicon Data International Co., Inc.	—	Long-term investment	667	US$	204	3	US$	204
	Procoat Technology, Inc.	—	Long-term investment	5,123	US$	1,940	10	US$	1,940
	Capella Microsystems (Taiwan), Inc.	—	Long-term investment	419	US$	122	2	US$	122
	Programmable Microelectronics (Taiwan), Inc.	—	Long-term investment	177	US$	50	—	US$	50
	Auden Technology MFG. Co., Ltd.	—	Long-term investment	953	US$	738	4	US$	738
	EoNEX Technologies, Inc.	—	Long-term investment	55	US$	3,048	5	US$	3,048
	Conwise Technology Corporation, Ltd.	—	Long-term investment	2,800	US$	490	14	US$	490
	Goyatek Technology, Corp.	—	Long-term investment	2,088	US$	545	7	US$	545
	Trendchip Technologies Corp.	—	Long-term investment	2,000	US$	861	5	US$	861
(Continued)

				June 30, 2005
								Market Value or
								Net Asset
		Relationship with	Financial Statement	Shares/Units	Carrying Value		Percentage of	Value
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	(US$ in Thousand)		Ownership	(US$ in Thousand)		Note

	EON Technology, Corp.	—	Long-term investment	3,264	US$	1,175	8	US$	1,175
	eChannelOpen Holding, Inc.	—	Long-term investment	358	US$	251	4	US$	251
	eLCOS Microdisplay Technology, Ltd.	—	Long-term investment	270	US$	27	1	US$	27
	GeoVision, Inc.	—	Long-term investment	15	US$	4	—	US$	47
	RichTek Technology Corp.	—	Long-term investment	296	US$	169	—	US$	1,001
	Epic, Inc.	—	Long-term investment	191	US$	37	1	US$	37

	Preferred stock
	Memsic, Inc.	—	Long-term investment	2,289	US$	1,560	8	US$	1,560
	NanoAmp Solutions, Inc.	—	Long-term investment	375	US$	1,500	1	US$	1,500
	Advanced Analogic Technology, Inc.	—	Long-term investment	948	US$	1,261	2	US$	1,261
	Sonics, Inc.	—	Long-term investment	3,082	US$	3,082	5	US$	3,082
	eLCOS Microdisplay Technology, Ltd.	—	Long-term investment	2,667	US$	3,500	15	US$	3,500
	Reflectivity, Inc.	—	Long-term investment	4,255	US$	2,205	5	US$	2,205
	Kilopass Technologies, Inc.	—	Long-term investment	3,887	US$	2,000	18	US$	2,000
	FangTek, Inc.	—	Long-term investment	6,806	US$	3,250	34	US$	3,250
	Alchip Technologies Limited	—	Long-term investment	2,597	US$	2,950	18	US$	2,950

Emerging Alliance	Common stock
	Global Investment Holding, Inc.	—	Long-term investment	10,000		$100,000	6		$100,000
	RichWave Technology Corp.	—	Long-term investment	3,380	US$	1,247	13	US$	1,247
	NetLogic Microsystems, Inc.	—	Long-term investment	113	US$	1,388	1	US$	1,867
	Quake Technologies, Inc.	—	Long-term investment	46	US$	35	—	US$	35
	Pixim, Inc.	—	Long-term investment	1,924	US$	512	4	US$	512

	Preferred stock
	Quake Technologies, Inc.	—	Long-term investment	555	US$	415	1	US$	415
	Pixim, Inc.	—	Long-term investment	2,193	US$	583	—	US$	583
	Ikanos Communication, Inc.	—	Long-term investment	7,446	US$	3,125	3	US$	3,125
	Quicksilver Technology, Inc.	—	Long-term investment	1,049	US$	—	4	US$	—
	Mosaic Systems, Inc.	—	Long-term investment	2,481	US$	12	6	US$	12
	Zenesis Technologies, Inc.	—	Long-term investment	1,204	US$	699	4	US$	699
	Reflectivity, Inc.	—	Long-term investment	4,848	US$	2,479	4	US$	2,479
	Miradia, Inc.	—	Long-term investment	3,040	US$	1,000	4	US$	1,000
	Axiom Microdevices, Inc.	—	Long-term investment	1,000	US$	1,000	3	US$	1,000
	Optichron, Inc.	—	Long-term investment	714	US$	1,000	4	US$	1,000
	NuCORE Technology Inc.	—	Long-term investment	2,254	US$	1,455	2	US$	1,455
	Next IO, Inc.	—	Long-term investment	800	US$	500	2	US$	500
	Audience, Inc.	—	Long-term investment	1,654	US$	250	2	US$	250
	Centrality Communications, Inc.	—	Long-term investment	809	US$	1,000	2	US$	1,000
	Layer N Networks, Inc.	—	Long-term investment	1,905	US$	1,000	2	US$	1,000
	Teknovus, Inc.	—	Long-term investment	6,977	US$	1,327	3	US$	1,327
	Optimal Corporation	—	Long-term investment	485	US$	500	6	US$	500
	Mobilygen Corporation	—	Long-term investment	1,415	US$	750	1	US$	750

	Warrants
	Pixim, Inc.	—	Long-term investment	242		—	—		—
(Continued)

				June 30, 2005
								Market Value or
								Net Asset
		Relationship with	Financial Statement	Shares/Units	Carrying Value		Percentage of	Value
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	(US$ in Thousand)		Ownership	(US$ in Thousand)		Note

VTAF II	Common stock
	Yobon Technologies, Inc.	—	Long-term investment	1,675	US$	787	17	US$	787
	Sentelic, Corp.	—	Long-term investment	600	US$	1,022	15	US$	1,022
	Ultramedia Inc. (formerly Ivyon Technology, Inc.)	—	Long-term investment	200	US$	697	10	US$	697

	Preferred stock
	Powerprecise Solutions, Inc.	—	Long-term investment	1,032	US$	1,000	8	US$	1,000
	Tzero Technologies, Inc.	—	Long-term investment	244	US$	500	2	US$	500
	Miradia, Inc.	—	Long-term investment	1,809	US$	1,600	2	US$	1,600
	Axiom Microdevices, Inc.	—	Long-term investment	761	US$	776	2	US$	776
	Next IO, Inc.	—	Long-term investment	216	US$	182	—	US$	182
	Ageia Technologies, Inc.	—	Long-term investment	1,149	US$	1,000	2	US$	1,000
	Audience, Inc.	—	Long-term investment	531	US$	102	1	US$	102
	GemFire Corporation	—	Long-term investment	600	US$	600	1	US$	600
	Optichron, Inc.	—	Long-term investment	353	US$	869	2	US$	869
	Aquantia Corporation	—	Long-term investment	—	US$	150	—	US$	150
	Leadtrend Technology, Inc.	—	Long-term investment	900	US$	431	5	US$	431

GUC	Open-ended funds
	Fubon Ju-I Fund	—	Short-term investment	643		10,000	N/A		10,008

	Stock
	Global Unichip Corporation — NA	Subsidiary	Long-term investment	100		3,884	100		3,884

TABLE 4
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND INVESTEES
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

	Marketable										Disposal							Ending Balance
	Securities				Beginning Balance			Acquisition						Carrying		Gain (Loss)			Amount
	Type	Financial				Amount			Amount			Amount		Value		on Disposal			(US$ in
Company	and	Statement		Nature of	Shares/Units	(US$ in		Shares/Units	(US$ in		Shares/Units	(US$ in		(US$ in		(US$ in		Shares/Units	Thousand)
Name	Name	Account	Counter-party	Relationship	(Thousand)	Thousand)		(Thousand)	Thousand)		(Thousand)	Thousand)		Thousand)		Thousand)		(Thousand)	(Note 1)

The Company	Bond funds
	Dresdner Bond DAM Fund	Short-term investment	Allianz Dresdner Securities Investment Consulting Co., Ltd.	—	80,833		$900,000	—		$—	11,530		$130,000		$128,383		$1,617	69,303		$771,617
	JF Taiwan First Bond Fund	Short-term investment	JF Asset Management (Taiwan) Ltd.	—	84,886		1,151,463	—		—	10,893		150,000		147,762		2,238	73,993		1,003,701
	Barits Bond Fund	Short-term investment	Barits Securities Investment Trust Co., Ltd.	—	76,640		900,000	—		—	12,591		150,000		147,851		2,149	64,049		752,149

	Bonds under repurchase agreement	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	—	—		249,449	—		—	—		251,784		249,449		2,335	—		—

	Government bonds
	2003 Government Bond Series A	Short-term investment	BNP and several financial institutions	—	—		1,207,409	—		—	—		1,216,500		1,207,409		9,091	—		—
	Kreditanstalt Fur Wiederaufbau	Short-term investment	—	—	—		—	—	US$	6,881	—		—		—		—	—	US$	6,881
	United States Treas NTS	Short-term investment	—	—	—	US$	182,018	—	US$	256,453	—	US$	366,461	US$	367,586	US$	(1,125)	—	US$	70,885
	2002 Government Bond Series B	Long-term investment	China Bills Finance Corp. and several financial institutions	—	—		—	—		360,050	—		—		—		—	—		358,683
	2005 Government Bond Series A	Long-term investment	China Bills Finance Corp. and several financial institutions	—	—		—	—		1,200,000	—		—		—		—	—		1,200,000

	Corporate bonds
	Formosa Petrochemical Corporation	Short-term investment	China Bills Finance Corp.	—	—		—	—		311,568	—									311,568
	Taiwan Power Company	Short-term investment	China Bills Finance Corp.		—		2,777,798	—			—		2,002,676		1,961,516		41,160	—		816,282
	Allstate Finl Global Fdg LLC	Short-term investment	—	—	—	US$	3,171	—		—	—	US$	3,086	US$	3,171	US$	(85)	—		—
	Bear Stearns Cos Inc.	Short-term investment	—	—	—		—	—	US$	3,757	—		—		—		—	—	US$	3,757
	Citigroup Inc.	Short-term investment	—	—	—	US$	3,583	—		—	—	US$	3,512	US$	3,583	US$	(71)	—		—
	Countrywide Fdg Corp. Mtn	Short-term investment	—	—	—		—	—	US$	3,500	—		—		—		—	—	US$	3,500
	Countrywide Finl Corp.	Short-term investment	—	—	—		—	—	US$	3,000	—		—		—		—	—	US$	3,000
	Credit Suisse Fb USA Inc.	Short-term investment	—	—	—	US$	2,645	—	US$	4,141	—	US$	2,593	US$	2,645	US$	(52)	—	US$	4,141
	Credit Suisse First Boston USA	Short-term investment	—	—	—		—	—	US$	3,832	—	US$	3,780	US$	3,832	US$	(52)	—		—
	Deere John Cap Corp.	Short-term investment	—	—	—		—	—	US$	5,079	—		—		—		—	—	US$	5,079
	European Invt Bk.	Short-term investment	—	—	—		—	—	US$	3,918	—		—		—		—	—	US$	3,918
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—	US$	3,467	—		—	—	US$	3,432	US$	3,467	US$	(35)	—		—
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—		—	—	US$	8,862	—		—		—		—	—	US$	8,862
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—		—	—	US$	3,989	—		—		—		—	—	US$	3,989
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—	US$	3,886	—		—	—	US$	3,822	US$	3,886	US$	(64)	—		—
	General Re Corp.	Short-term investment	—	—	—		—	—	US$	3,500	—		—		—		—	—	US$	3,500

	Goldman Sachs Group Inc Mtn	Short-term investment	—	—	—	US$	3,505	—		—	—	US$	3,506	US$	3,505	US$	1	—		—
	Hancock John Global Fdg II Mtn	Short-term investment	—	—	—		—	—	US$	3,566	—		—		—		—	—	US$	3,566
	ING Sec Life Ins Ingslf	Short-term investment	—	—	—	US$	3,012	—		—	—	US$	3,008	US$	3,012	US$	(4)	—		—
	International Business Machs	Short-term investment	—	—	—		—	—	US$	7,247	—	US$	4,994	US$	4,998	US$	(4)	—	US$	2,249
	Intl Lease Fin Corp. Mtn	Short-term investment	—	—	—		—	—	US$	3,028	—		—		—		—	—	US$	3,028
	Key Bk Na Med Term Nts Bk Entr	Short-term investment	—	—	—		—	—	US$	4,450	—		—		—		—	—	US$	4,450
	Morgan Stanley Group Inc.	Short-term investment	—	—	—	US$	3,638	—		—	—	US$	3,571	US$	3,638	US$	(67)	—		—
	Morgan Stanley Group Inc.	Short-term investment	—	—	—	US$	1,050	—	US$	4,507	—		—		—		—	—	US$	5,557
	National City Corp.	Short-term investment	—	—	—		—	—	US$	3,426	—		—		—		—	—	US$	3,426
	Nationsbank Corp.	Short-term investment	—	—	—	US$	3,644	—		—	—	US$	3,522	US$	3,644	US$	(122)	—		—
	Nationwide Bldg Soc Mtn	Short-term investment	—	—	—		—	—	US$	3,000	—		—		—		—	—	US$	3,000
	Ppg Inds Inc.	Short-term investment	—	—	—		—	—	US$	3,571	—	US$	3,674	US$	3,571	US$	103	—		—
(Continued)

	Marketable								Disposal					Ending Balance
	Securities				Beginning Balance		Acquisition				Carrying	Gain (Loss)			Amount
	Type	Financial				Amount		Amount		Amount	Value	on Disposal			(US$ in
Company	and	Statement		Nature of	Shares/Units	(US$ in	Shares/Units	(US$ in	Shares/Units	(US$ in	(US$ in	(US$ in		Shares/Units	Thousand)
Name	Name	Account	Counter-party	Relationship	(Thousand)	Thousand)	(Thousand)	Thousand)	(Thousand)	Thousand)	Thousand)	Thousand)		(Thousand)	(Note 1)

	Pricoa Global Fdg 1 Mtn	Short-term investment	—	—	—	—	—	US$3,500	—	—	—		—	—	US$3,500
	Pricoa Global Fdg 1 Mtn	Short-term investment	—	—	—	US$3,507	—	—	—	US$3,510	US$3,507	US$	3	—	—
	Pricoa Global Fdg 1 Mtn	Short-term investment	—	—	—	US$3,050	—	—	—	US$3,052	US$3,050	US$	2	—	—
	Principal Life Global Fdg I Gl.	Short-term investment	—	—	—	US$3,168	—	—	—	US$3,049	US$3,168	US$	(119)	—	—
	Salomon Smith Barney Hldgs Inc.	Short-term investment	—	—	—	US$3,160	—	—	—	US$3,046	US$3,160	US$	(114)	—	—
	Wachovia Corp.	Short-term investment	—	—	—	US$3,720	—	—	—	US$3,568	US$3,720	US$	(152)	—	—
	Washington Mut Fin Corp	Short-term investment	—	—	—	US$4,768	—	—	—	US$3,590	US$3,725	US$	(135)	—	US$1,043

	Agency bonds
	Federal Farm Cr Bks	Short-term investment	—	—	—	—	—	US$3,985	—	—	—		—	—	US$3,985
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$7,887	—	—	—		—	—	US$7,887
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$3,379	—	—	—		—	—	US$3,379
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$9,134	—	—	—		—	—	US$9,134
	Federal Home Ln Bks	Short-term investment	—	—	—	US$7,962	—	—	—	US$4,954	US$4,972	US$	(18)	—	US$2,990
	Federal Home Ln Bks	Short-term investment	—	—	—	US$7,014	—	—	—	US$6,884	US$7,014	US$	(130)	—	—
	Federal Home Ln Bks	Short-term investment	—	—	—	US$4,948	—	—	—	US$4,947	US$4,948	US$	(1)	—	—
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$3,932	—	—	—		—	—	US$3,932
	Federal Home Ln Bks	Short-term investment	—	—	—	US$7,042	—	—	—	US$6,946	US$7,042	US$	(96)	—	—
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$4,939	—	—	—		—	—	US$4,939
	Federal Home Ln Bks	Short-term investment	—	—	—	US$13,983	—	—	—	US$13,865	US$13,983	US$	(118)	—	—
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$4,136	—	—	—		—	—	US$4,136
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$4,965	—	—	—		—	—	US$4,965
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$7,558	—	—	—		—	—	US$7,558
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$8,594	—	—	—		—	—	US$8,594
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$5,389	—	—	—		—	—	US$5,389
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$6,925	—	US$6,931	US$6,925	US$	6	—	—
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	US$4,953	—	—	—	US$4,938	US$4,953	US$	(15)	—	—
	Federal Home Loan Corp.	Short-term investment	—	—	—	—	—	US$7,989	—	—	—		—	—	US$7,989
	Federal Home Loan Mtg Corp.	Short-term investment	—	—	—	US$4,903	—	US$9,819	—	US$9,798	US$9,819	US$	(21)	—	US$4,903
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$4,051	—	—	—		—	—	US$4,051
	Fnma Pool 793025	Short-term investment	—	—	—	—	—	US$3,915	—	US$146	US$148	US$	(2)	—	US$3,767
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$5,337	—	—	—		—	—	US$5,337
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$4,430	—	—	—		—	—	US$4,430
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$4,921	—	—	—		—	—	US$4,921
	Federal Natl Mtg Assn	Short-term investment	—	—	—	US$6,940	—	—	—	US$3,462	US$3,470	US$	(8)	—	US$3,470
	Federal Natl Mtg Assn	Short-term investment	—	—	—	US$6,997	—	—	—	US$6,956	US$6,997	US$	(41)	—	—
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$4,061	—	—	—		—	—	US$4,061
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$7,892	—	—	—		—	—	US$7,892
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$4,943	—	—	—		—	—	US$4,943
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$17,888	—	—	—		—	—	US$17,888
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$14,952	—	—	—		—	—	US$14,952
	Federal Natl Mtg Assn Mtn	Short-term investment	—	—	—	—	—	US$9,758	—	—	—		—	—	US$9,758
	Freddie Mac	Short-term investment	—	—	—	US$4,929	—	—	—	US$4,931	US$4,929	US$	2	—	—

	Corporate issued asset — backed securities
	American Express Cr Account Ma	Short-term investment	—	—	—	US$3,445	—	—	—	US$3,428	US$3,445	US$	(17)	—	—
	California Infr + Economic Dev	Short-term investment	—	—	—	US$4,298	—	—	—	US$4,153	US$4,298	US$	(145)	—	—
	California Infras + Ecomomic	Short-term investment	—	—	—	US$6,126	—	—	—	US$5,964	US$6,126	US$	(162)	—	—
	Caterpillar Finl Asset Tr	Short-term investment	—	—	—	—	—	US$3,299	—	—	—		—	—	US$3,299
	Cendant Rent Car Fdg Aesop LLC	Short-term investment	—	—	—	—	—	US$11,626	—	—	—		—	—	US$11,626
	Citibank Cr Card Issuance Tr	Short-term investment	—	—	—	US$4,959	—	—	—	US$4,948	US$4,959	US$	(11)	—	—
	CWABS Inc.	Short-term investment	—	—	—	US$1,903	—	US$1,865	—	US$3,773	US$3,768	US$	5	—	—
	CWMBS Inc.	Short-term investment	—	—	—	—	—	US$4,040	—	US$4,059	US$4,040	US$	19	—	—
	First USA Credit Cr Master Tr	Short-term investment	—	—	—	US$5,011	—	—	—	US$5,007	US$5,011	US$	(4)	—	—
	Honda Auto Receivables	Short-term investment	—	—	—	US$5,000	—	—	—	US$4,984	US$5,000	US$	(16)	—	—
	Hyundai Auto Receivables Tr	Short-term investment	—	—	—	—	—	US$3,250	—	—	—		—	—	US$3,250
	Hyundai Auto Receivables Tr	Short-term investment	—	—	—	—	—	US$3,999	—	—	—		—	—	US$3,999
	LB UBS Coml Mtg Tr	Short-term investment	—	—	—	—	—	US$4,243	—	US$60	US$59	US$	1	—	US$4,184
(Continued)

	Marketable								Disposal					Ending Balance
	Securities				Beginning Balance		Acquisition				Carrying	Gain (Loss)			Amount
	Type	Financial				Amount		Amount		Amount	Value	on Disposal			(US$ in
Company	and	Statement		Nature of	Shares/Units	(US$ in	Shares/Units	(US$ in	Shares/Units	(US$ in	(US$ in	(US$ in		Shares/Units	Thousand)
Name	Name	Account	Counter-party	Relationship	(Thousand)	Thousand)	(Thousand)	Thousand)	(Thousand)	Thousand)	Thousand)	Thousand)		(Thousand)	(Note 1)

	Massachusetts Rrb Spl Purp Tr	Short-term investment	—	—	—	—	—	US$3,900	—	—	—		—	—	US$	3,900
	Mastr Asset Backed Secs Tr	Short-term investment	—	—	—	—	—	US$3,825	—	US$1,145	US$1,145		—	—	US$	2,680
	Mastr Asset Backed Secs Tr	Short-term investment	—	—	—	—	—	US$3,499	—	—	—		—	—	US$	3,499
	Mbna Cr Card Master Nt Tr	Short-term investment	—	—	—	—	—	US$5,018	—	US$5,015	US$5,018	US$	(3)	—		—
	Mbna Master Cr Card Tr II	Short-term investment	—	—	—	—	—	US$8,108	—	—	—		—	—	US$	8,108
	Nissan Auto Receivables Own Tr	Short-term investment	—	—	—	US$4,999	—	—	—	US$4,989	US$4,999	US$	(10)	—		—
	Nissan Auto Receivables Owner	Short-term investment	—	—	—	US$4,853	—	—	—	US$4,879	US$4,853	US$	26	—		—
	Pg+E Energy Recovery Fdg LLC	Short-term investment	—	—	—	—	—	US$4,749	—	—	—		—	—	US$	4,749
	Prime Cr Card Master Tr	Short-term investment	—	—	—	—	—	US$4,080	—	—	—		—	—	US$	4,080
	Residential Fdg Mtg Secs I Inc	Short-term investment	—	—	—	—	—	US$5,589	—	US$113	US$114	US$	(1)	—	US$	5,475
	Revolving Home Equity Ln Tr	Short-term investment	—	—	—	—	—	US$5,000	—	US$620	US$620		—	—	US$	4,380
	Sequoia Mtg Tr	Short-term investment	—	—	—	—	—	US$4,560	—	US$4,560	US$4,560		—	—		—
	Sequoia Mtg Tr	Short-term investment	—	—	—	—	—	US$3,500	—	—	—		—	—	US$	3,500
	TXU Elec Delivery Transition	Short-term investment	—	—	—	US$7,736	—	—	—	US$4,185	US$4,206	US$	(21)	—	US$	3,530
	USAA Auto Owner Tr	Short-term investment	—	—	—	—	—	US$3,718	—	—	—		—	—		3,718
	USAA Auto Owner Tr	Short-term investment	—	—	—	US$4,000	—	—	—	US$3,995	US$4,000	US$	(5)	—		—
	Wells Fargo Finl Auto Owner Tr	Short-term investment	—	—	—	—	—	US$5,299	—	—	—		—	—	US$	5,299
	Whole Auto Ln Tr	Short-term investment	—	—	—	US$5,967	—	—	—	US$5,973	US$5,967	US$	6	—		—

Note:	The ending balance included the bond premium or discount amortization amount.

TABLE 5
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND INVESTEES
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

							Abnormal		Notes/Accounts Payable
		Nature	Transaction Details				Transaction		or Receivable
Company	Related	of	Purchase/		% to	Payment	Unit	Payment	Ending	% to
Name	Party	Relationship	Sale	Amount	Total	Terms	Price	Terms	Balance	Total	Note

The Company	TSMC-North America	Subsidiary	Sales	$64,760,945	56	Net 30 days after invoice date	None	None	$14,513,699	41
	Philips and its affiliates	Major shareholder	Sales	1,147,115	1	Net 30 days after monthly closing	None	None	467,843	1
	GUC	Subsidiary	Sales	135,805	—	Net 30 days after monthly closing	None	None	11,917	—
	WaferTech	Subsidiary	Purchases	5,117,622	31	Net 30 days after monthly closing	None	None	(793,200)	10
	VIS	Investee accounted for using equity method	Purchases	2,168,998	13	Net 30 days after monthly closing	None	None	(883,144)	11
	SSMC	Investee accounted for using equity method	Purchases	2,094,617	13	Net 30 days after monthly closing	None	None	(284,080)	4
	TSMC-Shanghai	Subsidiary	Purchases	234,333	1	Net 30 days after monthly closing	None	None	(70,080)	1

TABLE 6
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND INVESTEES
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
JUNE 30, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

							Amounts
							Received	Allowance
		Nature					in	for
Company	Related	of	Ending	Turnover	Overdue		Subsequent	Bad
Name	Party	Relationship	Balance	Rate	Amount	Action Taken	Period	Debts

The Company	TSMC-North America	Subsidiary	$14,929,349	43 days	$3,909,354	Accelerate demand on account receivables	$5,259,367	$ —
	TSMC Technology	Indirect subsidiaries	715,306	Note	—	—	—	—
	Philips and its affiliates	Major shareholder	467,843	83 days	—	—	227,462	—
	TSMC-Shanghai	Subsidiary	271,905	Note	268,998	Accelerate demand on account receivables	—	—
	SSMC	Investee accounted for using equity method	115,460	Note	5,092	Accelerate demand on account receivables	—	—

Note:	The ending balance included other receivables; therefore, it is not applicable for the calculation of the turnover rate.

TABLE 7
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND INVESTEES
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
JUNE 30, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Original		Balance as of
			Main	Investment		June 30, 2005			Net Income	Investment
			Businesses	Amount			Percentage	Carrying	(Loss)	Gain
Investor	Investee		and	June 30,	December 31,	Shares	of	Value	of the	(Loss)
Company	Company	Location	Products	2005	2004	(Thousand)	Ownership	(Note 1)	Investee	(Note 2)	Note

The Company	TSMC-North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices	$333,718	$333,718	11,000	100	$794,692	$259,665	$231,366	Subsidiary
	TSMC-Europe	Amsterdam, the Netherlands	Marketing activities	15,749	15,749	—	100	22,491	143	143	Subsidiary
	TSMC-Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	95,013	327	327	Subsidiary
	TSMC-Shanghai	Shanghai, China	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	12,180,367	9,187,962	—	100	9,967,851	(1,068,676)	(1,068,676)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	8,119,816	8,119,816	437,891	27	5,115,164	1,685,395	379,350	Investee
	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,445,780	31,445,780	987,968	100	23,057,382	(495,885)	(495,885)	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	77,971	76,725	(3,937)	Investee
	Hsin Ruey	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	77,256	76,812	(3,965)	Investee
	TSMC Partners	Tortola, British Virgin Islands	Investment activities	10,350	10,350	300	100	3,873,176	1,427	1,427	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits	6,408,190	6,408,190	382	32	3,514,280	761,550	243,696	Investee
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	1,526,074	1,447,957	—	99	820,765	(73,428)	(73,061)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	409,920	409,920	40,149	46	403,208	21,350	13,215	Investee
	VisEra	Hsin-Chu, Taiwan	Manufacturing, material wholesaling and retailing of electronic spare parts	51,000	51,000	5,100	25	62,668	17,915	3,552	Investee
	VTAF II	Cayman Islands	Investing in new start-up technology companies	487,862	332,412	—	98	469,749	(12,245)	(13,570)	Subsidiary

Note 1:	The treasury stock is deducted from the carrying value.

Note 2:	The gains on disposal of the stocks held by subsidiaries (treated as treasury stocks) are excluded.

TABLE 8
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND INVESTEES
INFORMATION OF INVESTMENT IN MAINLAND CHINA
JUNE 30, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Accumulated			Accumulated
				Outflow			Outflow					Accumulated
				of			of					Investment	Investment
				Investment			Investment				Accumulated	in	Amounts
		Total		from			from				Inward	Mainland	Authorized
		Amount		Taiwan			Taiwan				Remittance	China	by	Upper
		of		as of			as of	Percentage		Carrying	of	as of	Investment	Limit
	Main	Paid-in		January 1,	Investment Flows		June 30,	of	Investment	Value	Earnings	June 30,	Commission,	on
	Businesses	Capital		2005	Outflow		2005	Ownership	Gain	as of	as of	2005	MOEA	Investment
Investee	and	(RMB in	Investment	(US$ in	(US$ in		(US$ in	in	(Loss)	June 30,	June 30,	(US$ in	(US$ in	(US$ in
Company	Products	Thousand)	Type	Thousand)	Thousand)	Inflow	Thousand)	Investment	(Note 2)	2005	2005	Thousand)	Thousand)	Thousand)

TSMC (Shanghai) Company Limited	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	$12,180,367 (RMB3,070,623)	(Note 1)	$9,187,962 (US$276,000)	$2,992,405 (US$95,000)	$ —	$12,180,367 (US$371,000)	100%	$(1,068,676)	$9,967,851	$ —	$12,180,367 (US$371,000)	$12,180,367 (US$371,000)	$12,180,367 (US$371,000)

Note 1:	Direct investment in TSMC-Shanghai US$371,000 thousand.

Note 2:	Amount was recognized based on the reviewed financial statements.

Taiwan Semiconductor Manufacturing
Company, Ltd. and Subsidiaries
Consolidated Financial Statements for the
Six Months Ended June 30, 2005 and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company, Ltd.
We have audited the accompanying consolidated balance sheet of Taiwan Semiconductor Manufacturing Company, Ltd and subsidiaries as of June 30, 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the six months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taiwan Semiconductor Manufacturing Company, Ltd. and subsidiaries as of June 30, 2005, and the results of their consolidated operations and their consolidated cash flows for the six months then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

As disclosed in Note 2 to the consolidated financial statements, in accordance with the rule regulated by the Securities and Futures Bureau of the Republic of China, beginning in 2005, public companies are required to file their semi-annual consolidated financial statements. The rule also states that single period presentation of consolidated financial statements is permitted at the initial adoption of the rule.

July 13, 2005

Notice to Readers
The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and consolidated financial statements shall prevail.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
JUNE 30, 2005
(In Thousands of New Taiwan Dollars, Except Par Value)

ASSETS	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Notes 2, 3 and 4)	$88,405,154	17
Short-term investments, net (Notes 2 and 4)	49,558,447	10
Receivables from related parties (Note 20)	740,202	—
Notes and accounts receivable	36,302,501	7
Allowance for doubtful receivables (Note 2)	(984,650)	—
Allowance for sales returns and others (Note 2)	(3,963,039)	(1)
Other receivables from related parties (Note 20)	161,859	—
Other financial assets (Notes 2 and 23)	1,894,925	1
Inventories, net (Notes 2 and 5)	15,158,776	3
Deferred income tax assets (Notes 2 and 14)	5,408,883	1
Prepaid expenses and other current assets (Note 2)	1,273,612	—

Total current assets	193,956,670	38

LONG-TERM INVESTMENTS (Notes 2, 6, 18 and 23)
Equity method	8,629,444	2
Cost method	3,323,874	1
Long-term bonds	16,342,005	3
Other investments	10,955,960	2

Total long-term investments	39,251,283	8

PROPERTY, PLANT AND EQUIPMENT (Notes 2, and 7)
Cost
Land and land improvements	795,981	—
Buildings	102,814,480	20
Machinery and equipment	488,162,101	95
Office equipment	9,108,552	2
Leased assets	560,957	—
Other equipment	153,423	—

Total cost	601,595,494	117
Accumulated depreciation	(365,018,772)	(71)
Advance payments and construction in progress	20,429,713	4

Net property, plant and equipment	257,006,435	50

GOODWILL (Note 2)	6,441,721	1

OTHER ASSETS
Deferred charges, net (Notes 2, 8 and 22)	8,210,644	2
Deferred income tax assets (Notes 2 and 14)	6,338,720	1
Refundable deposits	114,435	—
Assets leased to others, net (Note 2)	75,746	—
Others (Note 2)	25,594	—

Total other assets	14,765,139	3

TOTAL	$511,421,248	100

LIABILITIES AND SHAREHOLDERS’ EQUITY	Amount	%

CURRENT LIABILITIES
Short-term bank loans (Note 9)	$316,180	—
Accounts payable	6,365,721	1
Payables to related parties (Note 20)	1,239,322	—
Payables to contractors and equipment suppliers	11,383,836	3
Cash dividends and bonus payable (Note 16)	49,506,027	10
Accrued expenses and other current liabilities (Notes 2, 12, 22 and 23)	10,745,072	2
Current portion of long-term liabilities (Notes 10 and 11)	10,505,489	2

Total current liabilities	90,061,647	18

LONG-TERM LIABILITIES
Long-term bank loans (Note 10)	957,510	—
Bonds payable (Note 11)	19,500,000	4
Other long-term payables (Notes 12 and 22)	8,020,949	2
Other payables to related parties (Notes 20 and 22)	1,727,133	—
Liability under capital leases (Note 2)	560,957	—

Total long-term liabilities	30,766,549	6

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 13)	3,424,325	1
Guarantee deposits (Note 22)	1,518,850	—
Others	709,043	—

Total other liabilities	5,652,218	1

Total liabilities	126,480,414	25

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT (Notes 2, 16, 17 and 18)
Capital stock — $10 par value
Authorized: 27,050,000 thousand shares
Issued: 24,726,129 thousand shares	247,261,288	48
Capital surplus	56,720,875	11
Retained earnings:
Appropriated as legal capital reserve	34,348,208	7
Appropriated as special capital reserve	2,226,427	1
Unappropriated earnings	47,808,698	9
Cumulative translation adjustments	(2,612,996)	(1)
Treasury stock (at cost) — 46,862 thousand shares	(1,552,573)	—

Total equity attributable to shareholders of the parent	384,199,927	75

MINORITY INTEREST IN SUBSIDIARIES (Note 2)	740,907	—

Total shareholders’ equity	384,940,834	75

TOTAL	$511,421,248	100

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche audit report dated July 13, 2005)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2005
(In Thousands of New Taiwan Dollars, Except Consolidated Earnings Per Share)

	Amount	%

GROSS SALES (Notes 2 and 20)	$118,589,458

SALES RETURNS AND ALLOWANCES (Note 2)	1,753,728

NET SALES	116,835,730	100

COST OF SALES (Notes 15 and 20)	70,903,582	61

GROSS PROFIT	45,932,148	39

OPERATING EXPENSES (Notes 15 and 20)
Research and development	6,973,117	5
General and administrative	4,766,049	4
Marketing	1,810,727	2

Total operating expenses	13,549,893	11

INCOME FROM OPERATIONS	32,382,255	28

NON-OPERATING INCOME AND GAINS
Interest (Notes 2 and 23)	1,756,871	2
Settlement income (Note 22)	786,750	1
Investment income recognized by equity method (Notes 2 and 6)	623,046	—
Subsidy income	311,846	—
Technical service income (Notes 20 and 22)	186,962	—
Gain on disposal of property, plant and equipment (Note 2)	35,808	—
Others (Note 20)	220,040	—

Total non-operating income and gains	3,921,323	3

NON-OPERATING EXPENSES AND LOSSES
Interest (Notes 2, 11 and 23)	1,499,733	2
Foreign exchange loss, net (Notes 2 and 23)	166,624	—
Loss on idle assets (Note 2)	106,972	—
Loss on impairment of long-term investments (Note 2)	88,486	—
Loss on disposal of investments, net (Note 2)	64,324	—
Loss on disposal of property, plant and equipment (Note 2)	53,625	—
Unrealized valuation loss of short-term investments (Note 2)	40,971	—
Others	75,003	—

Total non-operating expenses and losses	2,095,738	2

(Continued)

	Amount	%

INCOME BEFORE INCOME TAX	$34,207,840	29

INCOME TAX BENEFIT (Notes 2 and 14)	1,003,785	1

NET INCOME	$35,211,625	30

ATTRIBUTABLE TO:
Shareholders of the parent	35,187,334	30
Minority interest	24,291	—

	$35,211,625	30

	Net Income Attributable to
	Shareholders of the Parent
	Before Tax	After Tax
CONSOLIDATED EARNINGS PER SHARE (NT$, Note 19)
Basic earnings per share	$1.39	$1.43

Diluted earnings per share	$1.38	$1.43

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated July 13, 2005)	(Concluded)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2005
(In Thousands of New Taiwan Dollars)

	Equity Attributable to Shareholders of the Parent
				Retained Earnings
	Capital Stock				Special	Unappro-		Cumulative			Minority	Total
	Shares		Capital	Legal Capital	Capital	priated		Translation	Treasury		Interest in	Shareholders’
	(Thousand)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Adjustments	Stock	Total	Subsidiaries	Equity

BALANCE, JANUARY 1, 2005	23,251,964	$232,519,637	$56,537,259	$25,528,007	$—	$88,202,009	$113,730,016	$(2,226,427)	$(1,595,186)	$398,965,299	$718,713	$399,684,012

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	8,820,201	—	(8,820,201)	—	—	—	—	—	—
Special capital reserve	—	—	—	—	2,226,427	(2,226,427)	—	—	—	—	—	—
Employees’ profit sharing — in cash	—	—	—	—	—	(3,086,215)	(3,086,215)	—	—	(3,086,215)	—	(3,086,215)
Employees’ profit sharing — in stock	308,622	3,086,215	—	—	—	(3,086,215)	(3,086,215)	—	—	—	—	—
Cash dividends — 20%	—	—	—	—	—	(46,504,097)	(46,504,097)	—	—	(46,504,097)	—	(46,504,097)
Stock dividends — 5%	1,162,602	11,626,024	—	—	—	(11,626,024)	(11,626,024)	—	—	—	—	—
Bonus to directors and supervisors — in cash	—	—	—	—	—	(231,466)	(231,466)	—	—	(231,466)	—	(231,466)

Net income for the six months ended June 30, 2005	—	—	—	—	—	35,187,334	35,187,334	—	—	35,187,334	24,291	35,211,625

Adjustment arising from changes in ownership percentage in investees	—	—	4,774	—	—	—	—	—	—	4,774	—	4,774

Employee stock options exercised	2,941	29,412	87,806	—	—	—	—	—	—	117,218	—	117,218

Cash dividends received by subsidiaries from parent company	—	—	84,285	—	—	—	—	—	—	84,285	—	84,285

Treasury stock transactions — sales of parent company stock held by subsidiaries	—	—	6,751	—	—	—	—	—	42,613	49,364	—	49,364

Translation adjustments	—	—	—	—		—	—	(386,569)	—	(386,569)	(13,668)	(400,237)

Increase in minority interest	—	—	—	—	—	—	—	—	—	—	11,571	11,571

BALANCE, JUNE 30, 2005	24,726,129	$247,261,288	$56,720,875	$34,348,208	$2,226,427	$47,808,698	$84,383,333	$(2,612,996)	$(1,552,573)	$384,199,927	$740,907	$384,940,834

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche audit report dated July 13, 2005)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2005
(In Thousands of New Taiwan Dollars)

Amount
CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$35,187,334
Net income attributable to minority interest	24,291
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	37,979,563
Loss on idle assets	106,972
Deferred income taxes	(1,179,638)
Investment income recognized by equity method	(623,046)
Amortization of premium of long-term bond investments	58,771
Loss on impairment of long-term investments	88,486
Gain on disposal of long-term investments, net	(94)
Loss on disposal of property, plant and equipment, net	17,817
Accrued pension cost	310,773
Net changes in operating assets and liabilities:
Decrease (increase) in:
Receivables from related parties	337,616
Notes and accounts receivable	(5,013,159)
Allowance for doubtful receivables	(1,710)
Allowance for sales returns and others	620,589
Other receivables from related parties	(50,559)
Other financial assets	224,073
Inventories	490,820
Prepaid expenses and other current assets	1,146,551
Increase (decrease) in:
Accounts payable	(1,341,572)
Payables to related parties	(1,569,408)
Accrued expenses and other current liabilities	198,591

Net cash provided by operating activities	67,013,061

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in short-term investments	4,751,522
Acquisitions of:
Long-term investments	(3,364,023)
Property, plant and equipment	(55,661,702)
Proceeds from disposal of:
Long-term investments	1,533,220
Property, plant and equipment	127,264
Increase in deferred charges	(518,160)
Increase in refundable deposits	(7,483)
Decrease in other assets	4,626

Net cash used in investing activities	(53,134,736)

(Continued)

Amount
CASH FLOWS FROM FINANCING ACTIVITIES
Repayments on short-term bank loans	$(63,236)
Repayments on long-term bank loans	(946,845)
Increase in guarantee deposits	1,105,969
Bonus to directors and supervisors	(231,466)
Proceeds from:
Disposal of treasury stock	49,364
Exercise of employee stock options	117,218
Increase in minority interest	11,571

Net cash provided by financing activities	42,575

NET INCREASE IN CASH AND CASH EQUIVALENTS	13,920,900

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(47,156)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD (Note 2)	74,531,410

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$88,405,154

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$1,268,966

Income tax paid	$148,831

NONCASH INVESTING AND FINANCING ACTIVITIES
Current portion of long-term liabilities	$10,505,489

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$1,417,437

Reclassification of long-term investments to short-term investments	$6,327

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated July 13, 2005)	(Concluded)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL
Taiwan Semiconductor Manufacturing Company, Ltd. (TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).
TSMC is engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.
As of June 30, 2005, TSMC and its subsidiaries had 20,991 employees.
2.	SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements are presented in conformity with Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.
In accordance with the rule regulated by the R.O.C. Securities and Futures Bureau (SFB), beginning in 2005, public companies are required to file their semi-annual consolidated financial statements. The rule also states that single period presentation of consolidated financial statements is permitted in the year of initial adoption of the rule.
For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.
Significant accounting policies are summarized as follows:
Consolidation
The consolidated financial statements include, as of and for the six months ended June 30, 2005, the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of Global UniChip Corporation (GUC), Global UniChip Corporation — NA (GUC — NA) and VisEra Technologies Company, Ltd. (VisEra) over which TSMC has control. All significant intercompany balances and transactions have been eliminated upon consolidation.

The consolidating entities as of June 30, 2005 were as follows:

		Ownership % as of
Name of Investor	Name of Investee	June 30, 2005	Remark
TSMC	TSMC North America (TSMC — NA)	100%	As of June 30, 2005, TSMC — NA held 13,923 thousand common shares in TSMC (approximately 0.06% of outstanding common shares).
	Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC — Europe)	100%	—
	TSMC Japan K. K. (TSMC — Japan)	100%	—
	TSMC (Shanghai) Company Limited (TSMC — Shanghai)	100%	—
	TSMC International Investment Ltd. (TSMC International)	100%	—
	TSMC Partners, Ltd. (TSMC Partners)	100%	—
	Chi Cherng Investment Co., Ltd. (Chi Cherng)	36%	TSMC and Hsin Ruey held in aggregate a 100% ownership of Chi Cherng. As of June 30, 2005, Chi Cherng held 16,454 thousand common shares in TSMC (approximately 0.07% of outstanding common shares).
	Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	36%	TSMC and Chi Cherng held in aggregate a 100% ownership of Hsin Ruey. As of June 30, 2005, Hsin Ruey held 16,485 thousand common shares in TSMC (approximately 0.07% of outstanding common shares).
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	—
	GUC	46%	Starting from 2005, GUC became a consolidating entity of TSMC as GUC’s president was assigned by TSMC and TSMC has control over the financial, operating and personnel hiring decisions of GUC.
(Continued)

		Ownership % as of
Name of Investor	Name of Investee	June 30, 2005	Remark
	VisEra	25%	Starting from 2005, VisEra became a consolidating entity of TSMC as VisEra’s president was assigned by TSMC and TSMC has control over the financial, operating and personnel hiring decisions of VisEra.
TSMC International	TSMC Technology, Inc. (TSMC Technology)	100%	—
	TSMC Development, Inc. (TSMC Development)	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	—
	InveStar Semiconductor Development Fund, Inc. (II) LDC (ISDF II)	97%	—
TSMC Development	WaferTech, LLC (WaferTech)	99.996%	—
GUC	GUC — NA	100%	Starting from 2005, GUC — NA became a consolidating entity of TSMC as TSMC has control over GUC.
The following diagram presents information regarding the relationship and ownership percentages between TSMC and the investees that are under its control as of June 30, 2005:

TSMC — NA is engaged in the sales and marketing of integrated circuits and semiconductor devices. TSMC — Europe and TSMC — Japan are engaged mainly in marketing activities. TSMC Technology is engaged mainly in engineering support activities. TSMC — Shanghai is engaged in the manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers. TSMC Partners, TSMC Development, Chi Cherng and Hsin Ruey are engaged in investing activities. TSMC International is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. Emerging Alliance, VTAF II, ISDF and ISDF II are engaged in investing in new start-up technology companies. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. GUC is engaged in the researching, developing, manufacturing, testing and marketing of integrated circuits. VisEra is engaged in the manufacturing, wholesaling and retailing of electronic spare parts. GUC — NA is engaged in providing products consulting in North America.
TSMC and the foregoing consolidating entities are hereinafter referred to collectively as the “Company”.
Minority interest in subsidiaries and investees aforementioned is presented under minority interest in subsidiaries in the consolidated balance sheet.
Consolidated Cash Flows
In compliance with the revised R.O.C. Statement of Financial Accounting Standard (“SFAS”) No. 7 “Consolidated Financial Statements”, the Company retroactively adjusted the balance of cash and cash equivalents as of January 1, 2005 in the consolidated statement of cash flows for the six months ended June 30, 2005 so that it includes the cash and cash equivalent amounts for GUC, GUC — NA, and VisEra as of January 1, 2005 since they became the consolidating entities of TSMC beginning in 2005.
Use of Estimates
The preparation of consolidated financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.
Classification of Current and Noncurrent Assets and Liabilities
Current assets are those expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations due on demand within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.
Cash Equivalents
Government bonds under repurchase agreements, treasury bills and notes acquired with maturities less than three months from the date of purchase are classified as cash equivalents.
Short-term Investments
Short-term investments primarily consist of corporate bonds, agency bonds, asset-backed securities, bond and stock funds, government bonds and others.
Short-term investments are recorded at historical cost and are carried at the lower of cost or market value as of the balance sheet date. An allowance for decline in value is provided and is charged to current income when the aggregate carrying amount of the investments exceeds the aggregate market value. A reversal of the allowance is recorded for a subsequent recovery of the market value.
The costs of funds and listed stocks sold are accounted for using the weighted-average method; whereas other securities sold are accounted for using the specific identification method.

The market value of funds is determined using the net asset value of the funds at the end of the period, and the market value of listed stocks is determined using the average-closing price of the listed stocks for the last month of the period. The market value of other short-term investments is determined using the average of bid and ask prices as of the balance sheet date.
Cash dividends are recorded as investment income in the current period.
Allowance for Doubtful Receivables
An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivables. The Company determines the amount of allowance for doubtful receivables by examining the historical collection experience and current trends in the credit quality of its customers as well as its internal credit policies.
Revenue Recognition and Allowance for Sales Returns and Others
The Company recognizes revenue when evidence of an arrangement exists, the shipment is made, price is fixed or determinable, and the collectibility is reasonably assured. Revenues from the design and manufacturing of photo masks, which are used as manufacturing tools in the fabrication process, are recognized when the photo masks are qualified by our customers. The Company records a provision for estimated future returns and other allowances in the same period the related revenue is recorded. Provisions for estimated sales returns and other allowances are generally made at a specific percentage based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.
Sales are determined using the fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which the sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash to be received.
Inventories
Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the end of the period. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for finished goods and work in process. The Company assesses the impact of changing technology on its inventory on hand and writes off inventories that are considered obsolete. Ending inventories are evaluated for estimated excess quantities and obsolescence based on demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.
Long-term Investments
Investments in companies wherein the Company exercises significant influence on the operating and financial policy decisions are accounted for using the equity method of accounting. The Company’s proportionate share in the net income or net loss of investee companies is recognized in the “investment income/loss recognized by equity method, net” account. When equity investments are made, the difference, if any, between the cost of investment and the Company’s proportionate share of investee’s net equity is amortized using the straight-line method over five years and is also recorded in the “investment income/loss recognized by equity method, net” account.

When the Company subscribes to additional investee shares at a percentage different from its existing equity interest, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s proportionate share in the investee’s net equity. The Company records such difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.
Investments in companies wherein the Company does not exercise significant influence are recorded at historical cost. Cash dividends are recognized as investment income in the year received but are accounted for as reductions in the carrying amount of the long-term investments if the dividends are received in the same year that the related investments are acquired. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income or the carrying amount of the investment. An allowance is recognized for any decline in the market value of investments in publicly traded stocks with readily ascertainable fair market value with the corresponding amount recorded as an unrealized loss, a component of shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the market value of such investments.
Investments in mutual funds are stated at the lower of aggregate cost or net asset value. An allowance is recognized when the net asset value of the funds is lower than their cost, with the corresponding amount recorded as a reduction to shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the net asset value.
When an indication of significant impairment is identified in an investee company, the carrying amount of this investment is reduced to reflect an other-than-temporary decline, with the related impairment loss charged to current income.
The costs of stocks and mutual funds sold are determined using the weighted-average method.
Investments in long-term bonds are stated at amortized cost. The discount or premium is amortized over the duration period using the interest method, and recorded as an adjustment to interest income.
When investments in publicly-traded stocks are reclassified from short-term investments to long-term investments or from long-term investments to short-term investments, the Company recognizes a loss to the extent, if any, that the market value of such investments is lower than the carrying amount, and the market value becomes the new basis.
If an investee company recognizes an unrealized loss on its long-term investments using the lower-of-cost-or-market method, the Company also recognizes a corresponding unrealized loss in proportion to its ownership percentage in the investee company and records the amount as a component of its shareholders’ equity.
Gains or losses on sales from the Company to investee companies accounted for using the equity method are deferred in proportion to the Company’s ownership percentage in the investee companies until realized through transactions with third parties. Gains or losses on sales from investee companies to the Company are deferred in proportion to the Company’s ownership percentages in the investee companies until realized through transactions with third parties.
If an investee’s functional currency is a foreign currency, translation adjustments will result from the process of translating the investee’s financial statements into the reporting currency of the Company. Such adjustments are accumulated and reported as a separate component of shareholders’ equity.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets
Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the inception date of the lease. Idle assets are stated at the lower of net realizable value or book value. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed in the period incurred. When an indication of significant impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in the future period, the subsequent reversal of the impairment loss would be recognized as a gain. However, the increased carrying amount of an asset due to a reversal of an impairment loss should not exceed the carrying amount that would have been determined (net of depreciation), had no impairment loss been recognized for the asset in prior years.
Depreciation is computed using the straight-line method over the following estimated service lives: land improvements — 20 years; buildings — 10 to 50 years; machinery and equipment — 3 to 10 years; office equipment — 3 to 15 years; leased assets — 20 years and other equipment — 3 to 10 years.
Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the corresponding accounts, with any gain or loss credited or charged to non-operating gains or losses in the period of sale or disposal.
Goodwill
Goodwill represents the excess of the consideration paid for acquisition over the fair market value of identifiable net assets acquired and acquisition costs. Goodwill is amortized using the straight-line method over the estimated life of 10 years. If an event occurs or circumstances change that more likely than not reduce the fair value of goodwill below its carrying value, an impairment loss is charged to current income. Subsequent recovery in the fair value of the goodwill may not be recorded such as to reverse the impairment loss previously recorded.
Deferred Charges
Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized as follows: technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract, software and system design costs and other charges — 2 or 3 years. When an indication of significant impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined (net of amortization), as if no impairment loss had been recognized.
Pension Costs
For employees under defined benefit pension plans, the related net periodic pension costs are recorded based on the actuarial calculations; unrecognized net transition obligation and unrecognized net gains or losses are amortized over 25 years or the average remaining service period of the employees. For employees under defined contribution pension plans, the related net periodic pension costs are recorded based on the actual contributions made to the pension funds.

Income Tax
The Company uses an inter-period tax allocation method for income tax. Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, unused tax credits, and net operating loss carryforwards. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.
Any tax credits arising from the purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.
Adjustments to prior years’ tax liabilities are added to or deducted from the current year’s tax provision.
Income taxes on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) of 10% are expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.
Stock-based Compensation
Employee stock option plans that are amended or have options granted on or after January 1, 2004 are accounted for by the interpretations issued by the Accounting Research and Development Foundation. The Company adopted the intrinsic value method and any compensation cost determined using this method is charged to expense over the employee vesting period.
Treasury Stock
TSMC’s stock held by its subsidiaries is treated as treasury stock and reclassified from long-term investments to treasury stock. The cash dividends received by the subsidiaries from TSMC are recorded under capital surplus — treasury stock transactions.
Foreign-currency Transactions
Foreign currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in current income. At the end of each period, assets and liabilities denominated in foreign currencies are revalued at the prevailing exchange rates with the resulting gains or losses recognized in current income.
Derivative Financial Instruments
The Company enters into foreign currency forward contracts to manage foreign exchange exposures on foreign-currency-denominated assets and liabilities. The contracts are recorded in New Taiwan dollars at the current rate of exchange of the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted forward rates on the contract date are amortized over the terms of the forward contracts using the straight-line method. At the end of each period, the receivables or payables arising from forward contracts are restated using the prevailing current rates at the balance sheet date with the resulting differences credited or charged to income. In addition, the receivables and payables related to the forward contracts of the same counter party are netted with the resulting amount presented as either an asset or a liability. Any resulting gain or loss upon settlement is credited or charged to income in the period of settlement.

The Company enters into cross-currency swap contracts to manage currency exposures on foreign-currency-denominated assets and liabilities. The principal amount is recorded using the current rate at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted rates on the contract date are amortized over the terms of the contracts using the straight-line method. At the end of each period, the receivables or payables arising from cross-currency swap contracts are restated using the prevailing current rate with the resulting differences credited or charged to income. In addition, the receivables and payables related to the contracts of the same counter party are netted with the resulting amount presented as either an asset or a liability. The difference in interest computed pursuant to the contracts on each settlement date or the balance sheet date is recorded as an adjustment to the interest income or expense associated with the hedged items. Any resulting gain or loss upon settlement is credited or charged to income in the period of settlement.
The Company enters into interest rate swap contracts to manage exposures to changes in interest rates on existing assets or liabilities. The cash settlement receivable or payable computed pursuant to the contracts on each settlement date or balance sheet date is recorded as an adjustment to interest income or expense associated with the hedged items.
Translation of Foreign-currency Financial Statements
R.O.C. SFAS No. 14, “Accounting for Foreign-currency Transactions,” applies to foreign subsidiaries that use the local currency as their functional currency. The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities — current rate on the balance sheet date; shareholders’ equity — historical rates; income and expenses — average rate during the period. The resulting translation adjustments are recorded as a separate component under shareholders’ equity.
3. CASH AND CASH EQUIVALENTS

June 30, 2005
Cash and bank deposits	$57,966,352
Government bonds acquired under repurchase agreements	29,804,199
Treasury bills	349,892
Corporate issued notes	172,291
Agency notes	112,420

$88,405,154

4. SHORT-TERM INVESTMENTS

June 30, 2005
Corporate bonds	$12,846,798
Agency bonds	11,554,410
Corporate issued asset-backed securities	11,482,685
Bond and stock funds	10,150,224
Government bonds	2,750,355
Money market funds	491,465
Corporate issued notes	158,052
(Continued)

June 30, 2005
Listed stocks	$146,367
Commercial papers	94,770

49,675,126
Allowance for valuation losses	(116,679)

$49,558,447

Market value	$50,391,628

TSMC entered into investment management agreements with three well-known financial institutions (fund managers) to manage investment portfolios. In accordance with the investment guidelines and terms in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. As of June 30, 2005, TSMC had investment portfolios with these fund managers that aggregated to an original amount of US$1,200,000 thousand. The investment portfolios included securities such as corporate bonds, agency bonds, asset-backed securities, government bonds and others. Securities acquired with maturities less than three months from the date of purchase were reclassified as cash equivalents.
5. INVENTORIES, NET

June 30, 2005
Finished goods	$2,746,425
Work in process	12,145,548
Raw materials	992,651
Supplies and spare parts	1,141,717

17,026,341
Allowance for losses	(1,867,565)

$15,158,776

6. LONG-TERM INVESTMENTS

	June 30, 2005
		% of
	Carrying	Owner-
	Amount	Ship
Equity method
Vanguard International Semiconductor Corporation (VIS)	$5,115,164	27
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	3,514,280	32

	8,629,444

Cost method
Common stocks
Publicly traded stocks	68,516	—
Non-publicly traded stocks	1,243,182	—
Preferred stocks	1,709,737	—
Funds	302,439	—

	3,323,874

(Continued)

	June 30, 2005
		% of
	Carrying	Owner-
	Amount	Ship
Long-term bonds
Government bonds	$11,817,146
Corporate bonds
China Steel Corporation	2,936,934
Taiwan Power Company	908,645
Nan Ya Plastics Corporation	272,612
Formosa Plastics Corporation	271,181
Formosa Chemical & Fiber Corporation	135,487

	16,342,005

Other investments	10,955,960

	$39,251,283

For the six months ended June 30, 2005, investment income recognized from the equity method investees was NT$623,046 thousand. The carrying amounts of investments accounted for under the equity method and the related investment income were determined based on the audited financial statements of the investees as of and for the same period as the Company.
As of June 30, 2005, other investments consisted of the following structured time-deposits:

			Range of
	Principal	Interest Receivable	Interest Rates	Maturity Date
Step-up callable deposits
Domestic bank	$2,000,000	$7,624	2.05%-2.20%	Jul. 2007 to Aug. 2007
Foreign bank	2,000,000	10,403	1.40%-2.44%	Jul. 2006 to Jul. 2007
Callable range accrual deposits
Foreign bank	6,955,960	20,237	(See below)	Sep. 2009 to Jan. 2010

	$10,955,960	$38,264

The interest rate of the step-up callable deposits is determined by the Company and the related banks. The amount of interest earned by the Company for the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.10% and 3.45%. Based on the terms of the deposits, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate between zero and 1.5%. Under the term of the contracts, the bank has the right to cancel the contracts prior to the maturity date.
As of June 30, 2005, deposits that reside in banks located in Hong Kong and Singapore amounted to NT$2,529,440 thousand and NT$632,360 thousand, respectively.
As of June 30, 2005, the fair value of publicly traded long-term investments accounted for using the cost method was NT$192,292 thousand.

7. PROPERTY, PLANT AND EQUIPMENT
Accumulated depreciation consisted of the following:

June 30, 2005
Land improvements	$184,622
Buildings	42,260,855
Machinery and equipment	316,242,660
Office equipment	6,231,969
Leased assets	46,704
Other equipment	51,962

$365,018,772

The Company entered into agreements to lease certain buildings that qualify as capital leases. The term of the lease is from December 2003 to December 2013.
8. DEFERRED CHARGES, NET

June 30, 2005
Technology license fees	$5,929,347
Software and system design costs	2,114,718
Others	166,579

$8,210,644

9. SHORT-TERM BANK LOANS

June 30, 2005
Unsecured loan:
US$10,000 thousand, repayable by June 2006, annual interest at 3.61%	$316,180

10. LONG-TERM LOANS

June 30, 2005
Unsecured loans:
US$30,000 thousand, repayable by December 2006, annual interest at 3.60%	$948,540
Science Park Administration (SPA) SOC loan, repayable by July 2008 in 20 payments, interest-free	9,050
SPA DSP loan, repayable by April 2007 in 20 payments, interest-free	5,409

962,999
Current portion	(5,489)

$957,510

As of June 30, 2005, future principal repayments for the Company’s long-term bank loans were as follows:

Year of Repayment	Amount
2005 (3rd to 4th quarter)	$2,744
2006	954,029
2007	4,137
2008	2,089

$962,999

11. BONDS PAYABLE

June 30, 2005
Domestic unsecured bonds:
Issued in December 2000 and repayable in December 2005 and 2007 in two payments, 5.25% and 5.36% interest payable annually, respectively	$15,000,000
Issued in January 2002 and repayable in January 2007, 2009 and 2012 in three payments, 2.60%, 2.75% and 3% interest payable annually, respectively	15,000,000

$30,000,000

As of June 30, 2005, principal repayments for the Company’s bonds were as follows:

Year of Repayment	Amount
2005 (3rd to 4th quarter)	$10,500,000
2007	7,000,000
2009	8,000,000
2010 and thereafter	4,500,000

30,000,000
Current portion	(10,500,000)

$19,500,000

12. OTHER LONG-TERM PAYABLES

June 30, 2005
Payables for acquisition of property, plant and equipment (Note 22l)	$6,376,813
Payables for royalties	3,061,573

9,438,386
Current portion (under accrued expenses and other current liabilities)	(1,417,437)

$8,020,949

The payables for royalties were accrued for the future payment in connection with several license arrangements that the Company entered into for certain semiconductor related patents.

Future payments for the Company’s other long-term payables under the agreements as of June 30, 2005 were as follows:

Year	Amount
2005 (3rd to 4th quarter)	$1,144,732
2006	462,413
2007	442,652
2008	252,944
2009	252,944
2010 and thereafter	6,882,701

9,438,386
Current portion (under accrued expenses and other current liabilities)	(1,417,437)

$8,020,949

13. PENSION PLANS
TSMC and GUC have defined benefit plans for all regular employees that provide benefits based on the employee’s length of service and average monthly salary or wage for the six-month period prior to retirement and the one-month period prior to retirement, respectively.
TSMC and GUC contribute at an amount equal to 2% of salaries and wages paid each month to their respective pension funds (the Funds). The Funds are administered by their respective pension fund monitoring committees (the Committees) and deposited in the Committees’ name in the Central Trust of China.
The changes in the Funds and accrued pension cost are summarized as follows:

Six Months
Ended
June 30, 2005
The Funds
Balance, beginning of period	$1,435,609
Contribution	123,331
Interest	15,629
Payment	(8,419)

Balance, end of period	$1,566,150

Accrued pension cost
Balance, beginning of period	$3,113,041
Accruals	310,849

Balance, end of period	$3,423,890

The Labor Pension Act became effective on July 1, 2005 and this pension mechanism is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the enforcement of this Act may choose to be subject to the pension mechanism under this Act or may continue to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same business entity after July 1, 2005 and choose to be subject to the pension mechanism under this Act, their seniority as of July 1, 2005 shall be maintained. The rate of contribution by an employer to the Labor Pension Fund per month shall not be less than 6% of each employee’s month salary or wage.

14. INCOME TAX
a.	A reconciliation of income tax expense based on income before income tax at statutory rates and current income tax expense before income tax credits was as follows:

Six Months
Ended
June 30, 2005
Income tax expense based on “income before income tax” at statutory rates	$(8,486,984)
Tax-exempt income	4,734,183
Temporary and permanent differences	(863,534)

Current income tax expense before income tax credits	$(4,616,335)

b.	Income tax benefit consisted of the following:

Current income tax expense before income tax credits	$(4,616,335)
Additional tax at 10% on unappropriated earnings	(1,495,145)
Income tax credits	5,896,073
Other income tax adjustments	39,554
Net change in deferred income tax assets
Investment tax credits	2,534,406
Temporary differences	2,150,088
Net operating loss carryforwards	(409,319)
Net change in valuation allowance of deferred income tax assets	(3,095,537)

Income tax benefit	$1,003,785

c.	Deferred income tax assets (liabilities) consisted of the following:

June 30, 2005
Current deferred income tax assets
Investment tax credits	$5,347,938
Temporary differences	373,860
Net operating loss carryforwards	6,660
Valuation allowance	(319,575)

$5,408,883

Noncurrent deferred income tax assets
Investment tax credits	$23,190,292
Temporary differences	(5,659,538)
Net operating loss carryforwards	6,369,671
Valuation allowance	(17,561,705)

$6,338,720

d.	Integrated income tax information:
The balance of the imputation credit account of TSMC as of June 30, 2005 was NT$15,569 thousand.
The expected creditable ratio for distribution of earnings of 2004 of TSMC was 0.11%.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The expected creditable ratio may be adjusted when the actual distribution of the imputation credits is made.
e.	TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

f.	As of June 30, 2005, the Company’s investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Regulation	Item	Amount	Amount	Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$134,467	$–	2005
		4,886,593	2,325,900	2006
		4,139,371	4,139,371	2007
		11,007,954	11,007,954	2008
		2,189,404	2,189,404	2009

		$22,357,789	$19,662,629

Statute for Upgrading Industries	Research and development expenditures	$3,145,893	$17,938	2005
		3,367,335	3,367,335	2006
		2,015,531	2,015,531	2007
		2,374,242	2,374,242	2008
		1,008,986	1,008,986	2009

		$11,911,987	$8,784,032

Statute for Upgrading Industries	Personnel training	$29,448	$–	2005
		27,358	27,358	2006
		26,962	26,962	2007
		37,249	37,249	2008

		$121,017	$91,569

Statute for Upgrading Industries	Investments in important technology-based enterprises	$38,036	$–	2005

As of June 30, 2005, the net operating loss carryforwards were generated by WaferTech, TSMC Development, TSMC Technology and GUC and will expire at various dates through 2025.
g.	The sales generated from the following expansion and construction of TSMC’s manufacturing plants are exempt from income tax:

Tax-Exemption Periods
Construction of Fab 8 — module B	2002 to 2005
Expansion of Fab 2 — modules A and B, Fab 3, Fab 4, Fab 5 and Fab 6	2003 to 2006
Construction of Fab 12	2004 to 2007
h.	The tax authorities have examined income tax returns of TSMC through 2001.

15. LABOR COST, DEPRECIATION AND AMORTIZATION

	Six Months Ended June 30, 2005
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$5,001,599	$3,028,345	$8,029,944
Labor and health insurance	306,336	154,502	460,838
Pension	300,353	150,980	451,333
Meal	208,373	76,789	285,162
Welfare benefit	72,674	42,701	115,375
Other	54,134	137,290	191,424

	$5,943,469	$3,590,607	$9,534,076

Depreciation	$34,223,394	$1,589,927	$35,813,321

Amortization	$814,085	$1,350,140	$2,164,225

16. SHAREHOLDERS’ EQUITY
TSMC has issued a total of 668,351 thousand ADSs which are traded on the NYSE as of June 30, 2005. The number of common shares represented by the ADSs is 3,341,754 thousand shares (one ADS represents five common shares).
On May 10,2005, TSMC’s Board of Directors approved the offering of up to 1,050,000 thousand common shares of TSMC in the form of ADSs by certain existing shareholders. As of July 13, 2005, the proposed offering is still waiting for the approval by the SFB.
Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issue price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which is restricted to a certain percentage of the paid-in common stock of TSMC.
As of June 30, 2005, capital surplus consisted of the following:

Amount
From merger	$24,003,546
Additional paid-in capital	23,139,481
From convertible bonds	9,360,424
From long-term investments	126,128
From treasury stock transactions	91,241
Donations	55

$56,720,875

TSMC’s Articles of Incorporation as revised on May 10, 2005, provide that when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve has equalled TSMC’s total capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;
c.	Bonus to directors and supervisors and bonus to employees of TSMC equal to not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors and supervisors. TSMC may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;
d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
TSMC’s Articles of Incorporation also stipulate that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided however, the ratio for stock dividend shall not exceed 50% of total distribution.
Any appropriations of net income are recorded in the financial statements in the year of shareholder approval.
The appropriation for legal capital reserve is made until the reserve equals the aggregate par value of TSMC’s outstanding capital stock. The reserve can only be used to offset an accumulated deficit or the portion in excess of 50% of outstanding capital stock can be distributed as dividends and bonuses when the reserve balance has reached 50% of the aggregate par value of the outstanding capital stock of TSMC.
A special capital reserve equivalent to the net debit balance of the other components of shareholder’s equity (for example, unrealized loss on long-term investments and cumulative translation adjustments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the SFB. Any special capital reserve appropriated may be reversed to the extent that the net debit balance reverses.
TSMC’s appropriation of earnings for 2004 was approved in the shareholders’ meeting on May 10, 2005. The appropriations and dividends per share are as follows:

	Appropriation	Dividends Per
	of Earnings	Share (NT$)
Legal capital reserve	$8,820,201
Special capital reserve	2,226,427
Employees’ profit sharing — in cash	3,086,215
Employees’ profit sharing — in stock	3,086,215
Cash dividends	46,504,097	$2.00
Stock dividends	11,626,024	0.50
Bonus to directors and supervisors	231,466

	$75,580,645

The amounts of the above appropriations of earnings for 2004 are consistent with the resolutions of the meeting of TSMC’s Board of Directors on February 22, 2005. If the above bonus to employees, directors and supervisors had been paid in cash and charged against income for 2004, the after income tax basic earnings per share for the year ended December 31, 2004 would have decreased from NT$3.97 to NT$3.70. The shares distributed as a bonus to employees represented 1.33% of TSMC’s total outstanding common shares as of December 31, 2004.
The above information about the appropriations of bonus to employees, directors and supervisors is available at Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.
17. STOCK-BASED COMPENSATION PLANS
TSMC’s Employee Stock Option Plans under the TSMC 2005 Plan, the TSMC 2003 Plan and the TSMC 2002 Plan, were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of units authorized to be granted under the TSMC 2005 Plan, the TSMC 2003 Plan and the TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each unit eligible to subscribe to one common share when exercisable. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the grant date.
Under the TSMC 2003 Plan and the TSMC 2002 Plan, units that had never been granted, or had been granted and subsequently cancelled were expired as of June 30, 2005.
Information about TSMC’s outstanding stock options for the six months ended June 30, 2005 was as follows:

		Weighted-
		Average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)
Beginning balance	64,367	$40.5
Options granted	14,864	48.4
Options exercised	(2,941)	39.9
Options cancelled	(2,931)	42.7

Ending balance	73,359	42.1

The number of outstanding options and exercise prices have been adjusted to reflect the appropriation of dividends in accordance with the plans.
As of June 30, 2005, information about TSMC’s outstanding and exercisable options was as follows:

	Options Outstanding
				Options Exercisable
		Weighted-
		Average	Weighted-		Weighted-
Range of	Number of	Remaining	Average	Number of	Average
Exercise	Options (in	Contractual	Exercise	Options (in	Exercise
Price (NT$)	Thousands)	Life (Years)	Price (NT$)	Thousands)	Price (NT$)
$29.9-$42.1	50,195	7.60	$38.8	25,032	$38.8
47.0-54.5	23,164	9.33	49.2	—	—

	73,359			25,032

No compensation cost was recognized under intrinsic value method for the six months ended June 30, 2005. Had the Company used the fair value based method (based on the Black-Scholes model) to evaluate the options granted after January 1, 2004, the assumptions and pro forma results of the Company for the six months ended June 30, 2005 would have been as follows:

Assumptions:
Expected dividend yield	1.00%-3.44%
Expected volatility	43.77%-46.15%
Risk free interest rate	3.07%-3.85%
Expected life	5 years
Net income attributable to shareholders of the parent:
As reported	$35,187,334
Pro forma	35,140,859
Consolidated earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$1.43
Pro forma basic EPS	1.42
Diluted EPS as reported	1.43
Pro forma diluted EPS	1.42
The estimated weighted average fair value per unit for the options granted during the six months ended June 30, 2005 was NT$17.69.
18.TREASURY STOCK
(Shares in Thousands)

	Beginning	Increase/		Ending
	Shares	Distribute	Decrease	Shares
Six months ended June 30, 2005
Reclassification of parent company stock held by subsidiaries from long-term investments	45,521	2,242	901	46,862

Proceeds from the sales of treasury stock for the six months ended June 30, 2005 were NT$49,364 thousand. As of June 30, 2005, the book value and the market value of the treasury stock was NT$1,552,573 thousand and NT$2,648,643 thousand, respectively. TSMC’s capital stock held by a subsidiary as an investment is recorded as treasury stock. However, starting from June 24, 2005, in accordance with the revised Company Law, the holders will be no longer entitled to the right to vote.

19. CONSOLIDATED EARNINGS PER SHARE
Consolidated EPS for the six months ended June 30, 2005 is computed as follows:

			Number of
			Shares
	Amounts (Numerator)		(Denominator)	Consolidated EPS (NT$)
	Before Tax	After Tax	(Thousands)	Before Tax	After Tax
Consolidated Basic EPS
Income available to common shareholders of the parent	$34,183,549	$35,187,334	24,676,592	$1.39	$1.43

Effect of dilutive potential common stock - stock options	—	—	10,537

Consolidated Diluted EPS
Income available to common shareholders of the parent (including effect of dilutive potential common stock)	$34,183,549	$35,187,334	24,687,129	$1.38	$1.43

20. RELATED PARTY TRANSACTIONS
The Company engages in business transactions with the following related parties:
a.	Industrial Technology Research Institute (ITRI), the Chairman of TSMC is one of its directors

b.	Philips, a major shareholder of TSMC

c.	Investees of TSMC accounted for using equity method
     VIS
     SSMC
d.	Omnivision International Holding, Ltd. (Omnivision), a shareholder holding a 25% ownership in VisEra

e.	Huawei Semiconductor (Shanghai) Co., Ltd. (Huawei), the president of which is the president of VisEra

f.	XinTec Inc. (XinTec), the Chairman of VisEra is one of the directors of XinTec
The transaction with the aforementioned parties in addition to those disclosed in other notes are summarized as follows:

	2005
	Amount	%
For the six months ended June 30
Sales
Omnivision	$1,268,365	1
Philips and its affiliates	1,147,115	1
Others	45,689	—

	$2,461,169	2

(Continued)

	2005
	Amount	%
Purchases
VIS	$2,168,998	3
SSMC	2,094,617	3
XinTec	321,924	1
Huawei	86,739	—

	$4,672,278	7

Manufacturing expenses — technical assistance fees
Philips (see Note 22a)	$202,334	—

Non-operating income and gains
SSMC (primarily technical service income; see Note 22f)	$146,655	4
VIS (primarily technical service income; see Note 22k)	77,504	2

	$224,159	6

At the end of June 30
Receivables
Philips and its affiliates	$467,843	63
Omnivision	266,276	36
VIS	6,083	1

	$740,202	100

Other Receivables
SSMC	$115,460	71
VIS	46,399	29

	$161,859	100

Payables
VIS	$883,144	71
SSMC	284,080	23
XinTec	45,308	4
Huawei	26,790	2

	$1,239,322	100

Other long-term payables
Philips and its affiliates	$1,727,133	100

The terms of sales to related parties are not significantly different from those to third parties. For other related parties transactions, prices are determined in accordance with the related contractual agreements.
21. SIGNIFICANT LONG-TERM LEASES
TSMC and GUC lease land from the SPA. These lease agreements expire on various dates from March 2008 to December 2021 and can be renewed upon their expiration.

TSMC — NA leases its office premises and certain equipment under non-cancellable operating agreements. TSMC — Japan, TSMC — Europe and VisEra have also entered into lease agreements for their office premises. The leases will expire between 2005 and 2010. The agreements can be renewed upon their expiration.
As of June 30, 2005 future remaining lease payments were as follows:

Year	Amount
2005 (3rd to 4th quarter)	$183,984
2006	361,218
2007	357,908
2008	340,247
2009	337,120
2010 and thereafter	1,383,690

$2,964,167

22. SIGNIFICANT COMMITMENTS AND CONTINGENCIES
The significant commitments and contingencies of the Company as of June 30, 2005 are as follows:
a.	On June 20, 2004, TSMC and Philips revised the Technical Cooperation Agreement, which was originally signed on May 12, 1997, with an effective date from January 1, 2004 for five years. Upon expiration, this amended Technical Cooperation Agreement will be terminated at the expiration date and will not be automatically renewed. Under this amended Technical Cooperation Agreement, TSMC will pay Philips royalties based on a fixed amounts mutually agreed-on, rather than under certain percentage of TSMC’s annual net sales. TSMC and Philips agree to cross license the patents owned by each party. TSMC also obtained through Philips a number of patent cross licenses.
b.	Under a technical cooperation agreement with ITRI, TSMC shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA. The term of this agreement is for five years beginning January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992 and 1997 and on January 1, 2002.
c.	On October 28, 1992, TSMC entered into a letter agreement with Philips under which Philips has an option on up to 30% of TSMC’s capacity as agreed in the agreement on most favored terms and conditions for similar orders, as long as Philips’ and its affiliates’ shareholding in TSMC remains at 24.8% or higher. As of June 30, 2005, Philips’ and its affiliates’ shareholding in TSMC is 18.74%.
d.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of June 30, 2005, TSMC had a total of US$47,868 thousand of guarantee deposits.
e.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, for the purpose of constructing an integrated circuit foundry in Singapore. As of June 30, 2005, TSMC’s equity interest in SSMC was 32%. TSMC and Philips committed to buy specific percentages of the production capacity of SSMC. TSMC and Philips are required, in the aggregate, to purchase up to 70% of SSMC’s full capacity, but TSMC alone is not required to purchase more than 28% of the annual installed capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

f.	TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling price of certain products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

g.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, TSMC shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives notice for early termination under certain conditions. In January 2003, TSMC and National entered into a Termination Agreement whereby the TTA was terminated for convenience. Under the Termination Agreement, TSMC will be relieved of any further obligation to transfer any additional technology. In addition, TSMC granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

h.	Beginning in 2001, TSMC entered into several licensing arrangements for certain semiconductor patents. The terms of the contracts range from five to ten years with payments to be made in the form of royalties over the term of the related contracts. TSMC has recorded the related amounts as a liability with the corresponding amounts recorded as deferred charges which are amortized and charged to cost of sales on a straight-line basis over the estimated life of the technology or the term of the contract, whichever is shorter.

i.	In November 2002, TSMC entered into an Amended and Restated Joint Technology Cooperation Agreement with Philips, Freescale Semiconductor, Inc. and STMicroelectronics to jointly develop 90-nm to 65-nm advanced CMOS Logic and e-DRAM technologies. TSMC also agreed to align 0.12 micron CMOS Logic technology to enhance its foundry business opportunities. TSMC will contribute process technologies and share a portion of the costs associated with this joint development project.

j.	In December 2003, TSMC entered into a Technology Development and License Agreement with Freescale Semiconductor, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. TSMC will also license related 90-nm SOI technology from Freescale Semiconductor, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, TSMC will pay royalties to Freescale Semiconductor, Inc. and will share a portion of the costs associated with the joint development project.

k.	TSMC provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into in August 2004. TSMC receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for TSMC certain products at prices as agreed by the parties.

l.	Under an agreement signed with a certain company, TSMC — Shanghai has the obligation to purchase certain assets within a specified period at the price agreed upon by both parties. TSMC — Shanghai will compensate the other party in case of a breach of the agreement.

m.	Amounts available under unused letters of credit as of June 30, 2005 were NT$6,480 thousand.

n.	TSMC, TSMC-NA and WaferTech filed a series of lawsuits in late 2003 and 2004 in both state and federal courts in California and with the U.S. International Trade Commission against Semiconductor Manufacturing International Corporation (“SMIC”), SMIC (Shanghai) and SMIC Americas. The lawsuits alleged that SMIC companies infringed multiple TSMC patents and misappropriated TSMC’s trade secrets. These suits have been settled out of court on January 30, 2005. As part of the settlement, SMIC will pay TSMC US$175 million over six years to resolve TSMC’s patent infringement and trade secret claims.

23. ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the SFB for the Company and its investees:
a.	Financing provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held: Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: None;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

i.	Names, locations, and related information of investees of which the Company exercises significant influence: Please see Table 7 attached;

j.	Financial instrument transactions:
1)	Derivative financial instruments
The Company entered into derivative financial instrument transactions during the six months ended June 30, 2005 to manage exposures related to foreign exchange rate and interest rate fluctuations. Certain information on these contracts was as follows:
a)	Outstanding forward exchange contracts
Outstanding forward exchange contracts as of June 30, 2005 were as follows:

Financial			Contract Amount
Instruments	Currency	Maturity Date	(in Thousands)

Sell	US$/NT$	Jul. 2005 to Aug. 2005	US $103,000
Sell	US$/JPY	Jul. 2005	US $6,500
As of June 30, 2005, payables from forward exchange contracts (included in the “other current liabilities” account) were NT$43,086 thousand.

b) Outstanding cross currency swap contracts
Outstanding cross currency swap contracts as of June 30, 2005 were as follows:

Range of
	Contract Amount	Range of	Interest Rate
Maturity Date	(in Thousands)	Interest Rate Paid	Received

Jul. 2005 to Aug. 2005	US$2,045,000 (US$/NT$)	3.1%-3.4%	1.03%-1.22%
As of June 30, 2005, payables from cross currency swap contracts (included in the “other current liabilities” account) were NT$705,607 thousand.
The net exchange gain or loss arising from forward exchange contracts and cross currency swap contracts for the six months ended June 30, 2005 was recognized in the “foreign exchange loss, net” account and the difference in interest was recorded in interest income or expense.
c)	Interest rate swap contracts The Company rescinded all outstanding interest rate swap contracts during the three months ended March 31, 2005 before their original maturities. The rescission loss of NT$28,295 thousand was recognized in the “interest expense” account. There was no outstanding contract at June 30, 2005.

d)	Transaction risk
i)	Credit risk. Credit risk represents the positive net settlement amount of those contracts with positive fair values at the balance sheet date. The positive net settlement amount represents the loss to be incurred by the Company if the counter-parties breached the contracts. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposure related to the potential default by those counter-parties is low.

ii)	Market price risk. All derivative financial instruments are intended as hedges for fluctuations in foreign exchange rates and interest rates. Gains or losses from these hedging instruments are likely to be offset by gains or losses from the hedged items. Thus, market price risks are believed to be low.

iii)	Cash flow risk and the amount and period of future cash needs.
As of June 30, 2005, the Company’s future cash needs for outstanding forward exchange contracts and cross currency swap contracts were as follows:

	Inflow	Outflow
Term	(in Thousands)	(in Thousands)

Within one year	NT$67,304,233	US$2,154,500
JPY698,750
The Company has sufficient operating capital to meet the above cash needs. In addition, there will be corresponding cash inflow for the cash outflow. Therefore, the cash flow risk is low.

2) Fair values of financial instruments were as follows:

	June 30, 2005
	Carrying
	Amount	Fair Value
Non-derivative financial instruments

Assets
Short-term investments, net	$49,558,447	$50,391,628
Long-term investments (securities with market price)	32,519,909	39,830,977
Liabilities
Bonds payable (including current portion)	30,000,000	30,429,929

Derivative financial instruments

Assets (liabilities)
Forward exchange contracts	(44,882)	(41,381)
Cross currency swap contracts	(674,894)	(452,530)
The above financial instruments do not include cash and cash equivalents, receivables, other financial assets, payables, and payable to contractors and equipment suppliers. The carrying amounts of the aforementioned financial instruments reported in the balance sheet approximate their fair values.
The above financial instruments also exclude refundable deposits, guarantee deposits, long-term investments that do not have quoted market prices, long-term bank loans as well as other long-term payables. The future cash inflow and outflow of the deposits approximate their fair values. Some of long-term investments do not have quoted market prices; therefore, fair values for those long-term investments are not shown above. The fair value of long-term loans with floating interest rates is their carrying amount. The fair values of other long-term payables and interest-free long-term loans are determined using the discounted values of expected cash flows, which approximate their carrying amounts.
Fair values of financial instruments were determined as follows:
a)	Fair value of short-term and publicly traded long-term investments is based on quoted market prices.

b)	Fair value of bonds payable is based on their quoted market price.

c)	Fair value of derivative financial instruments is the amount receivable from or payable to the counter-party if the contracts were terminated on the balance sheet date.
The fair values of some financial and non-financial instruments were not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not represent the fair value of the Company as a whole.
k. Information on investment in Mainland China
1)	The name of the investee company in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, ratio of ownership, equity in the net gain or net loss, ending balance, amount received as earnings distributions from the investment, and the limitation on investment: Please see Table 8 attached.

2)	Significant direct or indirect transactions with the investee company, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Table 9 attached.
l.	Intercompany relationships and significant intercompany transactions: Please see Table 9 attached.

TABLE 1
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND SUBSIDIARIES
FINANCING PROVIDED
FOR THE SIX MONTHS ENDED JUNE 30, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Collateral
Financing
				Maximum									Financing	Company's
				Balance for			Type of		Reasons for				Limit for	Financing Amount
			Financial Statement	the Period	Ending Balance		Financing	Transaction	Short-term	Allowance for			Each Borrowing	Limits
No.	Financing Name	Counter-party	Account	(US$ in Thousand)	(US$ in Thousand)	Interest Rate	(Note 1)	Amounts	Financing	Bad Debt	Item	Value	Company	(US$ in Thousand)

1	TSMC International	TSMC Development	Other receivables	$1,897,080 (US$60,000)	$1,897,080 (US$60,000)	1.5%	2	$—	Operating capital	$—	—	$—	N/A	$31,237,580 (US$987,968) (Note 2)
2	TSMC Partners	TSMC Development	Other receivables	2,529,440	948,540	1.5%	2	—	Operating capital	—	—	—	N/A	(Note 3)
				(US$80,000)	(US$30,000)

Note 1:	The No. 2 represents necessary for short-term financing.

Note 2:	Not exceeding the issued capital of the Company.

Note 3:	Generally not exceeding the issued capital of the Company, unless approved by all members of the board.

TABLE 2
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND INVESTEES
ENDORSEMENT/GUARANTEE PROVIDED
FOR THE SIX MONTHS ENDED JUNE 30, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

								Ratio of
								Accumulated Amount
		Counter-party		Limits on Each				of Collateral to	Maximum
			Nature of	Counter-party's	Maximum		Value of Collateral	Net Equity of the	Collateral/Guarantee
	Endorsement/		Relationship	Endorsement/	Balance for the Period	Ending Balance	Property, Plant and	Latest Financial	Amounts Allowable
No.	Guarantee Provider	Name	(Note 2)	Guarantee Amounts	(US$ in Thousand)	(US$ in Thousand)	Equipment	Statement	(Note 1)

0	The Company	TSMC Development	3	Not exceed 10% of the net worth of the Company, and also limiting to the total capital issued of the endorsement/guarante e company, unless otherwise approved by Board of Directors.	$1,897,080 (US$ 60,000)	$948,540 (US$ 30,000)	$—	0.25%	$96,049,982
		TSMC-North America	2		1,264,720 (US$ 40,000)	1,264,720 (US$ 40,000)	—	0.33%

Note 1:	25% of the net worth of the Company as of June 30, 2005.

Note 2:	The No. 2 represents a subsidiary in which the Company holds directly over 50% of the equity interest.
The No. 3 represents an investee in which the Company holds directly and indirectly over 50% of the equity interest.

TABLE 3
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND INVESTEES
MARKETABLE SECURITIES HELD
JUNE 30, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				June 30, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note

The Company	Government bonds
	United States Treas NTS	—	Short-term investment	—	US$	80,106	N/A	US$	79,826
	Kreditanstalt Fur Wiederaufbau	—	Short-term investment	—	US$	6,881	N/A	US$	6,869
	2002 Government Bond Series B	—	Long-term investment	—		358,683	N/A		358,136
	2003 Government Bond Series I	—	Long-term investment	—		3,392,485	N/A		3,391,450
	2004 Government Bond Series A	—	Long-term investment	—		2,349,767	N/A		2,350,449
	2004 Government Bond Series E	—	Long-term investment	—		3,896,211	N/A		3,895,418
	2004 Kaohsiung Municipal Bond Series A	—	Long-term investment	—		620,000	N/A		619,999
	2005 Government Bond Series A	—	Long-term investment	—		1,200,000	N/A		1,200,265

	Bond funds
	JF Taiwan First Bond Fund	—	Short-term investment	73,993		1,003,701	N/A		1,019,467
	ABN AMRO Bond Fund	—	Short-term investment	134,906		1,956,175	N/A		1,991,304
	JF Taiwan Bond Fund	—	Short-term investment	78,698		1,153,209	N/A		1,176,489
	INVESCO R.O.C. Bond A Fund	—	Short-term investment	69,846		1,003,373	N/A		1,018,827
	Dresdner Bond DAM Fund	—	Short-term investment	69,303		771,617	N/A		786,496
	Barits Bond Fund	—	Short-term investment	64,049		752,149	N/A		763,507
	Shinkong Chi Shin Bond Fund	—	Short-term investment	151,594		2,100,000	N/A		2,129,516
	NITC Bond Fund	—	Short-term investment	3,764		600,000	N/A		606,734
	ABN AMRO Select Bond Fund	—	Short-term investment	18,235		200,000	N/A		202,478
	HSBC NTD Money Management Fund	—	Short-term investment	41,568		600,000	N/A		605,820

	Stock
	Taiwan Mask Corp.	—	Short-term investment	1,787		6,528	—		26,623
	TSMC International	Subsidiary	Long-term investment	987,968		23,057,382	100		23,057,382
	VIS	Investee accounted	Long-term investment	437,891		5,115,164	27		12,449,270
		for using equity
		method
	TSMC Partners	Subsidiary	Long-term investment	300		3,873,176	100		3,873,176
	SSMC	Investee accounted	Long-term investment	382		3,514,280	32		3,514,280
		for using equity
		method
	TSMC-North America	Subsidiary	Long-term investment	11,000		794,692	100		1,429,190	Treasury stock of NT$634,498 thousand is deducted from the carrying value.
	GUC	Investee	Long-term investment	40,149		403,208	46		426,476
	TSMC-Japan	Subsidiary	Long-term investment	6		95,013	100		95,013
	VisEra	Investee	Long-term investment	5,100		62,668	25		63,595
	TSMC-Europe	Subsidiary	Long-term investment	—		22,491	100		22,491
(Continued)

				June 30, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note

	United Industrial Gases Co., Ltd.	—	Long-term investment	16,783		$193,584	10		$265,434
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	Long-term investment	10,500		105,000	7		173,007
	W.K. Technology Fund IV	—	Long-term investment	5,000		50,000	2		54,046
	Hontung Venture Capital Co., Ltd.	—	Long-term investment	8,392		83,916	10		54,509
	Globaltop Partner I Venture Capital Corp.	—	Long-term investment	5,000		50,000	1		49,574

	Corporate bonds
	Taiwan Power Company	—	Short-term investment	—		816,282	N/A		802,214
	Formosa Petrochemical Corporation	—	Short-term investment	—		311,568	N/A		307,632
	AIG Sunamerica Global Fing Ix	—	Short-term investment	—	US$	1,032	N/A	US$	1,012
	Anz Cap Tr I	—	Short-term investment	—	US$	1,012	N/A	US$	996
	Abbott Labs	—	Short-term investment	—	US$	2,732	N/A	US$	2,654
	Abbott Labs	—	Short-term investment	—	US$	1,581	N/A	US$	1,560
	Ace Ltd.	—	Short-term investment	—	US$	1,046	N/A	US$	1,027
	Alltel Corp.	—	Short-term investment	—	US$	609	N/A	US$	605
	Allstate Life Global Fdg Secd	—	Short-term investment	—	US$	2,998	N/A	US$	2,985
	American Express Co.	—	Short-term investment	—	US$	3,550	N/A	US$	3,474
	American Gen Fin Corp.	—	Short-term investment	—	US$	1,768	N/A	US$	1,728
	American Gen Fin Corp. Mtn	—	Short-term investment	—	US$	3,130	N/A	US$	3,039
	American Gen Fin Corp. Mtn	—	Short-term investment	—	US$	1,058	N/A	US$	1,025
	American Honda Fin Corp. Mtn	—	Short-term investment	—	US$	3,800	N/A	US$	3,789
	American Intl Group Inc. Mtnf	—	Short-term investment	—	US$	3,795	N/A	US$	3,789
	Amgen Inc.	—	Short-term investment	—	US$	3,005	N/A	US$	2,978
	Amsouth Bk Birmingham Ala	—	Short-term investment	—	US$	1,972	N/A	US$	1,970
	Associates Corp. North Amer	—	Short-term investment	—	US$	2,700	N/A	US$	2,648
	Bank New York Inc.	—	Short-term investment	—	US$	1,525	N/A	US$	1,501
	Bank New York Inc.	—	Short-term investment	—	US$	1,972	N/A	US$	1,974
	Bank Scotland Treas Svcs Plc	—	Short-term investment	—	US$	2,715	N/A	US$	2,717
	Bank Utd Houston Tx Mtbn	—	Short-term investment	—	US$	580	N/A	US$	563
	Bear Stearns Cos Inc.	—	Short-term investment	—	US$	3,757	N/A	US$	3,755
	Bear Stearns Cos Inc.	—	Short-term investment	—	US$	3,518	N/A	US$	3,482
	Bear Stearns Cos Inc. Medium Te	—	Short-term investment	—	US$	2,103	N/A	US$	2,101
	Beneficial Corp. Mtn Bk Entry	—	Short-term investment	—	US$	2,434	N/A	US$	2,404
	Berkshire Hathaway Fin Corp.	—	Short-term investment	—	US$	1,498	N/A	US$	1,482
	British Telecommunications Plc	—	Short-term investment	—	US$	2,104	N/A	US$	2,039
	Cit Group Hldgs Inc.	—	Short-term investment	—	US$	3,203	N/A	US$	3,137
	Cit Group Inc.	—	Short-term investment	—	US$	2,000	N/A	US$	2,002
	Cargill Inc.	—	Short-term investment	—	US$	2,120	N/A	US$	2,041
	Chase Manhattan Corp. New	—	Short-term investment	—	US$	2,246	N/A	US$	2,216
	Chase Manhattan Corp. New	—	Short-term investment	—	US$	1,628	N/A	US$	1,588
	Citicorp	—	Short-term investment	—	US$	1,473	N/A	US$	1,441
	Cogentrix Energy Inc.	—	Short-term investment	—	US$	2,885	N/A	US$	2,833
	Colonial Pipeline Co.	—	Short-term investment	—	US$	1,625	N/A	US$	1,572
	Compaq Computer Corp.	—	Short-term investment	—	US$	3,719	N/A	US$	3,513
	Consolidated Edison Co. Ny Inc.	—	Short-term investment	—	US$	3,688	N/A	US$	3,550
	Corestates Cap Corp.	—	Short-term investment	—	US$	1,062	N/A	US$	1,039
(Continued)

				June 30, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note

	Countrywide Fdg Corp. Mtn	—	Short-term investment	—	US$	2,158	N/A	US$	2,104
	Countrywide Home Lns Inc.	—	Short-term investment	—	US$	5,210	N/A	US$	5,079
	Countrywide Fdg Corp. Mtn	—	Short-term investment	—	US$	3,500	N/A	US$	3,498
	Countrywide Finl Corp.	—	Short-term investment	—	US$	3,000	N/A	US$	2,997
	Credit Suisse Fb USA Inc.	—	Short-term investment	—	US$	4,141	N/A	US$	4,090
	Credit Suisse First Boston USA	—	Short-term investment	—	US$	2,249	N/A	US$	2,231
	Credit Suisse First Boston	—	Short-term investment	—	US$	786	N/A	US$	766
	Daimlerchrysler North Amer	—	Short-term investment	—	US$	997	N/A	US$	979
	Daimlerchrysler North Amer Hld	—	Short-term investment	—	US$	749	N/A	US$	746
	Dayton Hudson Corp.	—	Short-term investment	—	US$	2,104	N/A	US$	2,108
	Deere John Cap Corp.	—	Short-term investment	—	US$	5,079	N/A	US$	5,080
	Dell Computer Corp.	—	Short-term investment	—	US$	3,054	N/A	US$	2,962
	Den Danske Bk Aktieselskab	—	Short-term investment	—	US$	2,192	N/A	US$	2,116
	Diageo Plc	—	Short-term investment	—	US$	3,459	N/A	US$	3,454
	Dow Chem Co.	—	Short-term investment	—	US$	921	N/A	US$	885
	European Invt Bk	—	Short-term investment	—	US$	8,315	N/A	US$	8,119
	European Invt Bk	—	Short-term investment	—	US$	3,918	N/A	US$	3,927
	Fpl Group Cap Inc.	—	Short-term investment	—	US$	1,001	N/A	US$	997
	Fpl Group Cap Inc.	—	Short-term investment	—	US$	860	N/A	US$	853
	Shell Finance (U K ) Plc	—	Short-term investment	—	US$	3,604	N/A	US$	3,515
	Fifth Third Bk Cincinnati Oh	—	Short-term investment	—	US$	2,419	N/A	US$	2,449
	First Data Corp.	—	Short-term investment	—	US$	3,013	N/A	US$	2,973
	Fleet Finl Group Inc. New	—	Short-term investment	—	US$	494	N/A	US$	482
	Fleet Finl Group Inc. New	—	Short-term investment	—	US$	975	N/A	US$	946
	Fleet Boston Corp.	—	Short-term investment	—	US$	2,850	N/A	US$	2,810
	Ford Mtr Cr Co.	—	Short-term investment	—	US$	1,542	N/A	US$	1,503
	Gte Corp.	—	Short-term investment	—	US$	2,134	N/A	US$	2,071
	Gannett Co Inc.	—	Short-term investment	—	US$	2,999	N/A	US$	2,996
	General Elec Cap Corp. Mtn	—	Short-term investment	—	US$	8,862	N/A	US$	8,857
	General Elec Cap Corp. Mtn	—	Short-term investment	—	US$	3,989	N/A	US$	3,967
	General Elec Cap Corp. Mtn	—	Short-term investment	—	US$	1,040	N/A	US$	1,023
	General Re Corp.	—	Short-term investment	—	US$	3,500	N/A	US$	3,566
	Genworth Finl Inc.	—	Short-term investment	—	US$	3,412	N/A	US$	3,404
	Goldman Sachs Group L P	—	Short-term investment	—	US$	1,637	N/A	US$	1,563
	Greenpoint Finl Corp.	—	Short-term investment	—	US$	974	N/A	US$	968
	HSBC USA Inc. New	—	Short-term investment	—	US$	1,154	N/A	US$	1,113
	Hancock John Global Fdg II Mtn	—	Short-term investment	—	US$	3,566	N/A	US$	3,562
	Hancock John Global Fdg Mtn	—	Short-term investment	—	US$	1,003	N/A	US$	984
	Hartford Finl Svcs Group Inc.	—	Short-term investment	—	US$	1,435	N/A	US$	1,406
	Hartford Finl Svcs Group Inc.	—	Short-term investment	—	US$	296	N/A	US$	296
	Heller Finl Inc.	—	Short-term investment	—	US$	2,071	N/A	US$	2,039
	Hershey Foods Corp.	—	Short-term investment	—	US$	1,627	N/A	US$	1,570
	Hewlett Packard Co.	—	Short-term investment	—	US$	3,373	N/A	US$	3,252
	Honeywell Inc.	—	Short-term investment	—	US$	3,284	N/A	US$	3,150
	Household Fin Corp.	—	Short-term investment	—	US$	532	N/A	US$	523
	Household Fin Corp.	—	Short-term investment	—	US$	2,993	N/A	US$	2,972
(Continued)

				June 30, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note

	Household Fin Corp. Mtn Bk Enty	—	Short-term investment	—	US$	3,542	N/A	US$	3,493
	Huntington Natl Bk Columbus Oh	—	Short-term investment	—	US$	2,954	N/A	US$	2,958
	Huntington Natl Bk	—	Short-term investment	—	US$	3,003	N/A	US$	3,001
	ING Sec Life Instl Fdg	—	Short-term investment	—	US$	2,544	N/A	US$	2,543
	Intl Bk For Recon + Dev	—	Short-term investment	—	US$	5,232	N/A	US$	5,009
	International Business Machs	—	Short-term investment	—	US$	2,249	N/A	US$	2,237
	International Lease Fin Corp.	—	Short-term investment	—	US$	2,455	N/A	US$	2,457
	International Lease Fin Corp.	—	Short-term investment	—	US$	1,162	N/A	US$	1,163
	Intl Lease Fin Corp. Mtn	—	Short-term investment	—	US$	3,028	N/A	US$	2,993
	JP Morgan Chase + Co.	—	Short-term investment	—	US$	3,663	N/A	US$	3,570
	Jackson Natl Life Global Fdg	—	Short-term investment	—	US$	1,036	N/A	US$	1,020
	Jackson Natl Life Global Fdg S	—	Short-term investment	—	US$	1,999	N/A	US$	2,000
	Key Bk Na Med Term Nts Bk Entry	—	Short-term investment	—	US$	4,450	N/A	US$	4,479
	Keycorp Mtn Book Entry	—	Short-term investment	—	US$	3,500	N/A	US$	3,505
	Kraft Foods Inc.	—	Short-term investment	—	US$	773	N/A	US$	757
	Kraft Foods Inc.	—	Short-term investment	—	US$	1,037	N/A	US$	1,021
	ING Bank	—	Short-term investment	—	US$	2,114	N/A	US$	2,070
	Credit Suisse Fincl Products	—	Short-term investment	—	US$	1,507	N/A	US$	1,504
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	1,163	N/A	US$	1,141
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	3,705	N/A	US$	3,562
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	2,166	N/A	US$	2,167
	Lilly Eli + Co.	—	Short-term investment	—	US$	3,750	N/A	US$	3,751
	Lincoln Natl Corp. In	—	Short-term investment	—	US$	519	N/A	US$	510
	Ameritech Capital Funding Co.	—	Short-term investment	—	US$	510	N/A	US$	505
	Merita Bk Ltd. Ny Brh	—	Short-term investment	—	US$	538	N/A	US$	522
	Merrill Lynch + Co Inc.	—	Short-term investment	—	US$	3,486	N/A	US$	3,447
	Metropolitan Life Global Mtn	—	Short-term investment	—	US$	1,907	N/A	US$	1,904
	Monumental Global Fdg II	—	Short-term investment	—	US$	1,534	N/A	US$	1,511
	Monumental Global Fdg II 2002a	—	Short-term investment	—	US$	1,045	N/A	US$	1,018
	Morgan Stanley Group Inc.	—	Short-term investment	—	US$	5,557	N/A	US$	5,526
	Morgan Stanley	—	Short-term investment	—	US$	2,136	N/A	US$	2,113
	National City Corp.	—	Short-term investment	—	US$	3,426	N/A	US$	3,415
	National Westminster Bk Plc	—	Short-term investment	—	US$	1,433	N/A	US$	1,391
	Nationwide Bldg Soc	—	Short-term investment	—	US$	3,457	N/A	US$	3,467
	Nationwide Bldg Soc Mtn	—	Short-term investment	—	US$	3,000	N/A	US$	2,995
	Nationwide Life Global Mtn	—	Short-term investment	—	US$	1,463	N/A	US$	1,462
	Northern Rock Plc Medium Term	—	Short-term investment	—	US$	2,002	N/A	US$	1,991
	Pnc Fdg Corp.	—	Short-term investment	—	US$	1,080	N/A	US$	1,052
	Pepsico Inc. Mtn Book Entry	—	Short-term investment	—	US$	3,818	N/A	US$	3,752
	Popular North Amer Inc. Mtn	—	Short-term investment	—	US$	3,042	N/A	US$	2,984
	Premark Intl Inc.	—	Short-term investment	—	US$	2,954	N/A	US$	2,875
	Pricoa Global Fdg 1 Mtn	—	Short-term investment	—	US$	3,500	N/A	US$	3,500
	Protective Life Secd Trs	—	Short-term investment	—	US$	2,920	N/A	US$	2,950
	Prudential Ins Co Amer	—	Short-term investment	—	US$	2,774	N/A	US$	2,768
	Prudential Ins Co Amer	—	Short-term investment	—	US$	2,648	N/A	US$	2,562
	Reinsurance Group Amer Inc.	—	Short-term investment	—	US$	2,091	N/A	US$	2,046
(Continued)

				June 30, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note

	Royal Bk Scotland Group Plc	—	Short-term investment	—	US$	1,563	N/A	US$	1,515
	Royal Bk Scotland Group Plc	—	Short-term investment	—	US$	369	N/A	US$	357
	Sbc Communications Inc.	—	Short-term investment	—	US$	3,681	N/A	US$	3,559
	Sbc Communications Inc.	—	Short-term investment	—	US$	1,776	N/A	US$	1,757
	Slm Corp. Medium Term Nts	—	Short-term investment	—	US$	2,950	N/A	US$	2,961
	Slm Corp.	—	Short-term investment	—	US$	500	N/A	US$	498
	Sp Powerassests Ltd. Global	—	Short-term investment	—	US$	991	N/A	US$	980
	Safeco Corp.	—	Short-term investment	—	US$	765	N/A	US$	744
	St Paul Cos Inc. Mtn Bk Ent	—	Short-term investment	—	US$	2,661	N/A	US$	2,654
	Sara Lee Corp.	—	Short-term investment	—	US$	1,596	N/A	US$	1,565
	Scotland Intl Fin B V 144a	—	Short-term investment	—	US$	1,533	N/A	US$	1,488
	Suntrust Bks Inc.	—	Short-term investment	—	US$	1,062	N/A	US$	1,035
	Swedbank Sparbanken Svenge Ab	—	Short-term investment	—	US$	1,084	N/A	US$	1,043
	Tiaa Global Mkts Inc.	—	Short-term investment	—	US$	519	N/A	US$	507
	Tribune Co Med Trm Nts	—	Short-term investment	—	US$	2,943	N/A	US$	2,923
	US Bk Natl Assn Cincinnati Oh	—	Short-term investment	—	US$	2,669	N/A	US$	2,681
	Unitedhealth Group Inc.	—	Short-term investment	—	US$	3,119	N/A	US$	3,057
	Virginia Elec + Pwr Co	—	Short-term investment	—	US$	2,884	N/A	US$	2,766
	Vodafone Group Plc New	—	Short-term investment	—	US$	2,559	N/A	US$	2,540
	Wps Resources Corp.	—	Short-term investment	—	US$	1,107	N/A	US$	1,108
	Wal Mart Cda Venture Corp.	—	Short-term investment	—	US$	3,670	N/A	US$	3,549
	Washington Mut Inc.	—	Short-term investment	—	US$	4,735	N/A	US$	4,606
	Washington Mut Fin Corp.	—	Short-term investment	—	US$	1,043	N/A	US$	1,022
	Washington Post Co	—	Short-term investment	—	US$	3,182	N/A	US$	3,130
	Wells Fargo + Co New	—	Short-term investment	—	US$	3,697	N/A	US$	3,568
	Westfield Cap Corp. Ltd.	—	Short-term investment	—	US$	1,999	N/A	US$	2,003
	China Steel Corporation	—	Long-term investment	—		2,936,934	N/A		2,936,479
	Taiwan Power Company	—	Long-term investment	—		908,645	N/A		908,575
	Nan Ya Plastics Corporation	—	Long-term investment	—		272,612	N/A		273,035
	Formosa Plastics Corporation	—	Long-term investment	—		271,181	N/A		271,584
	Formosa Chemicals & Fiber Corporation	—	Long-term investment	—		135,487	N/A		137,529

	Agency bonds
	Fed Hm Ln Pc Pool G11295	—	Short-term investment	—	US$	1,999	N/A	US$	1,983
	Fed Hm Ln Pc Pool E89857	—	Short-term investment	—	US$	2,247	N/A	US$	2,228
	Federal Natl Mtg Assn Gtd	—	Short-term investment	—	US$	1,842	N/A	US$	1,803
	Fnma Pool 254507	—	Short-term investment	—	US$	2,731	N/A	US$	2,725
	Fnma Pool 254834	—	Short-term investment	—	US$	1,967	N/A	US$	1,984
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	2,949	N/A	US$	2,892
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	1,064	N/A	US$	1,051
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	6,096	N/A	US$	6,024
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	3,432	N/A	US$	3,375
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,051	N/A	US$	4,056
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,993	N/A	US$	3,982
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,558	N/A	US$	3,496
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	2,466	N/A	US$	2,443
(Continued)

				June 30, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note

	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	5,335	N/A	US$	5,340
	Fnma Pool 685116	—	Short-term investment	—	US$	918	N/A	US$	910
	Fnma Pool 725095	—	Short-term investment	—	US$	1,777	N/A	US$	1,760
	Fnma Pool 730033	—	Short-term investment	—	US$	1,992	N/A	US$	2,010
	Fnma Pool 740934	—	Short-term investment	—	US$	1,997	N/A	US$	2,014
	Fnma Pool 790828	—	Short-term investment	—	US$	4,145	N/A	US$	4,096
	Fnma Pool 793025	—	Short-term investment	—	US$	3,767	N/A	US$	3,759
	Fnma Pool 793932	—	Short-term investment	—	US$	904	N/A	US$	897
	Fnma Pool 794040	—	Short-term investment	—	US$	964	N/A	US$	956
	Fnma Pool 795548	—	Short-term investment	—	US$	866	N/A	US$	859
	Fnma Pool 806642	—	Short-term investment	—	US$	1,856	N/A	US$	1,841
	Gnma II Pool 081150	—	Short-term investment	—	US$	941	N/A	US$	931
	Gnma II Pool 081153	—	Short-term investment	—	US$	3,525	N/A	US$	3,474
	Government Natl Mtg Assn	—	Short-term investment	—	US$	365	N/A	US$	355
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	6,978	N/A	US$	6,913
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,388	N/A	US$	3,410
	Federal Home Ln Mtg Corp. Mtn	—	Short-term investment	—	US$	4,930	N/A	US$	4,911
	Federal Home Loan Mtg Assn	—	Short-term investment	—	US$	4,847	N/A	US$	4,874
	Federal Home Loan Mtg Corp.	—	Short-term investment	—	US$	4,903	N/A	US$	4,916
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	9,997	N/A	US$	9,917
	Federal Home Loan Corp.	—	Short-term investment	—	US$	7,989	N/A	US$	7,985
	Federal Farm Cr Bks	—	Short-term investment	—	US$	3,985	N/A	US$	3,988
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,532	N/A	US$	2,481
	Federal Home Ln Bks	—	Short-term investment	—	US$	1,042	N/A	US$	1,009
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,887	N/A	US$	7,822
	Federal Home Ln Bks	—	Short-term investment	—	US$	3,379	N/A	US$	3,345
	Federal Home Ln Bks	—	Short-term investment	—	US$	9,134	N/A	US$	9,142
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,927	N/A	US$	4,918
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,990	N/A	US$	2,975
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,962	N/A	US$	2,954
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,454	N/A	US$	2,471
	Federal Home Ln Bks	—	Short-term investment	—	US$	3,932	N/A	US$	3,943
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,018	N/A	US$	6,947
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,997	N/A	US$	4,954
	Federal Home Ln Bks	—	Short-term investment	—	US$	6,098	N/A	US$	6,032
	Federal Home Ln Bks	—	Short-term investment	—	US$	3,976	N/A	US$	3,959
	Federal Home Ln Bks	—	Short-term investment	—	US$	13,953	N/A	US$	13,868
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,939	N/A	US$	4,935
	Federal Home Ln Bks	—	Short-term investment	—	US$	13,981	N/A	US$	13,882
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,136	N/A	US$	4,117
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,233	N/A	US$	2,234
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,965	N/A	US$	4,968
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,558	N/A	US$	7,576
	Federal Home Ln Bks	—	Short-term investment	—	US$	8,594	N/A	US$	8,586
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	999	N/A	US$	995
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	4,933	N/A	US$	4,943
(Continued)

				June 30, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note

	Federal Natl Mtg Assn	—	Short-term investment	—	US$	5,270	N/A	US$	5,228
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	5,337	N/A	US$	5,340
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,430	N/A	US$	4,421
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,921	N/A	US$	4,908
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	3,470	N/A	US$	3,466
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	6,903	N/A	US$	6,913
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,981	N/A	US$	4,938
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,061	N/A	US$	4,069
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	7,892	N/A	US$	7,905
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,943	N/A	US$	4,954
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	17,888	N/A	US$	17,904
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	14,952	N/A	US$	14,913
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	15,787	N/A	US$	15,753
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	9,758	N/A	US$	9,769
	Fed Hm Ln Pc	—	Short-term investment	—	US$	3,466	N/A	US$	3,465
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	7,000	N/A	US$	6,932

	Corporate issued asset-backed securities
	Aesop Fdg II L L C	—	Short-term investment	—	US$	4,955	N/A	US$	4,951
	Aegis Asset Backed Secs Tr	—	Short-term investment	—	US$	2,000	N/A	US$	2,007
	American Home Mtg Invt Tr	—	Short-term investment	—	US$	690	N/A	US$	690
	Americredit Automobile Rec Tr	—	Short-term investment	—	US$	1,055	N/A	US$	1,042
	Americredit Auomobile Receiv	—	Short-term investment	—	US$	513	N/A	US$	512
	Americredit Automobile Receivb	—	Short-term investment	—	US$	4,949	N/A	US$	4,902
	Americredit Automobile Rec Tr	—	Short-term investment	—	US$	2,000	N/A	US$	1,989
	Atlantic City Elc Trns Fdg LLC	—	Short-term investment	—	US$	810	N/A	US$	802
	Bmw Veh Owner Tr	—	Short-term investment	—	US$	4,978	N/A	US$	4,945
	Banc Amer Coml Mtg Inc.	—	Short-term investment	—	US$	4,917	N/A	US$	4,862
	Banc Amer Mtg Secs Inc.	—	Short-term investment	—	US$	4,030	N/A	US$	3,995
	Bank Of Amer Lease Equip Tr	—	Short-term investment	—	US$	4,023	N/A	US$	3,974
	Bear Stearns Alt A Tr	—	Short-term investment	—	US$	1,230	N/A	US$	1,232
	Cit Equip Coll Tr	—	Short-term investment	—	US$	4,999	N/A	US$	4,957
	Cnh Equip Tr	—	Short-term investment	—	US$	4,999	N/A	US$	4,920
	Cwabs Inc.	—	Short-term investment	—	US$	1,030	N/A	US$	1,035
	Cwabs Inc.	—	Short-term investment	—	US$	5,000	N/A	US$	5,008
	Cwabs Inc.	—	Short-term investment	—	US$	2,895	N/A	US$	2,899
	Cwalt Inc.	—	Short-term investment	—	US$	2,963	N/A	US$	2,938
	Cwmbs Inc.	—	Short-term investment	—	US$	1,686	N/A	US$	1,667
	Cwmbs Inc.	—	Short-term investment	—	US$	3,711	N/A	US$	3,721
	California Infrastructure Dev	—	Short-term investment	—	US$	1,578	N/A	US$	1,546
	Capital Auto Receivables Asset	—	Short-term investment	—	US$	2,622	N/A	US$	2,598
	Capital One Auto Fin Tr	—	Short-term investment	—	US$	438	N/A	US$	436
	Capital One Auto Fin Tr	—	Short-term investment	—	US$	3,000	N/A	US$	2,982
	Capital One Auto Fin Tr	—	Short-term investment	—	US$	2,650	N/A	US$	2,649
	Capital One Multi Asset Execut	—	Short-term investment	—	US$	4,957	N/A	US$	4,940
	Caterpillar Finl Asset Tr	—	Short-term investment	—	US$	10,008	N/A	US$	9,880
(Continued)

				June 30, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note

	Caterpillar Finl Asset Tr	—	Short-term investment	—	US$	3,299	N/A	US$	3,260
	Cendant Rent Car Fdg Aesop LLC	—	Short-term investment	—	US$	11,626	N/A	US$	11,603
	Centex Home Equity Ln Tr	—	Short-term investment	—	US$	3,500	N/A	US$	3,468
	Citicorp Mtg Secs	—	Short-term investment	—	US$	1,701	N/A	US$	1,693
	Comm	—	Short-term investment	—	US$	4,600	N/A	US$	4,604
	Credit Suisse First Boston Mtg	—	Short-term investment	—	US$	1,767	N/A	US$	1,752
	Credit Suisse First Boston Mtg	—	Short-term investment	—	US$	2,593	N/A	US$	2,591
	Daimlerchrysler Auto Tr	—	Short-term investment	—	US$	4,991	N/A	US$	4,958
	Daimlerchrysler Auto Tr	—	Short-term investment	—	US$	2,927	N/A	US$	2,924
	Daimlerchrysler Auto Tr	—	Short-term investment	—	US$	4,897	N/A	US$	4,886
	Deere John Owner Tr	—	Short-term investment	—	US$	2,501	N/A	US$	2,505
	Fifth Third Auto Tr	—	Short-term investment	—	US$	3,000	N/A	US$	2,987
	First Horizon Abs Tr	—	Short-term investment	—	US$	1,554	N/A	US$	1,557
	First Union Lehman Bros Mtg Tr	—	Short-term investment	—	US$	3,022	N/A	US$	2,942
	Ford Cr Auto Owner Tr	—	Short-term investment	—	US$	10,999	N/A	US$	10,918
	Gs Mtg Secs Corp.	—	Short-term investment	—	US$	1,347	N/A	US$	1,347
	Gs Auto Ln Tr	—	Short-term investment	—	US$	2,948	N/A	US$	2,973
	Granite Mtgs Plc	—	Short-term investment	—	US$	5,000	N/A	US$	5,000
	Harley Davidson Motorcycle Tr	—	Short-term investment	—	US$	2,434	N/A	US$	2,415
	Harley Davidson Motorcycle Tr	—	Short-term investment	—	US$	5,999	N/A	US$	5,893
	Holmes Fing No 8 Plc	—	Short-term investment	—	US$	5,001	N/A	US$	5,048
	Hyundai Auto Receivables Tr	—	Short-term investment	—	US$	3,500	N/A	US$	3,444
	Hyundai Auto Receivables Tr	—	Short-term investment	—	US$	3,250	N/A	US$	3,250
	Hyundai Auto Receivables Tr	—	Short-term investment	—	US$	3,999	N/A	US$	3,999
	Impac Cmb Tr	—	Short-term investment	—	US$	934	N/A	US$	934
	Impac Cmb Tr	—	Short-term investment	—	US$	860	N/A	US$	862
	Impac Secd Assets Corp.	—	Short-term investment	—	US$	2,451	N/A	US$	2,451
	Lb Ubs Coml Mtg Tr	—	Short-term investment	—	US$	4,184	N/A	US$	4,197
	Long Beach Accep Auto Receivab	—	Short-term investment	—	US$	2,526	N/A	US$	2,493
	Mbna Master Cr Card Tr II	—	Short-term investment	—	US$	8,108	N/A	US$	8,080
	Massachusetts Rrb Spl Purp Tr	—	Short-term investment	—	US$	3,900	N/A	US$	3,871
	Mastr Asset Backed Secs Tr	—	Short-term investment	—	US$	2,680	N/A	US$	2,680
	Mastr Asset Backed Secs Tr	—	Short-term investment	—	US$	3,499	N/A	US$	3,498
	Merrill Lynch Mtg Invs Inc.	—	Short-term investment	—	US$	1,171	N/A	US$	1,171
	Merrill Lynch Mtg Invs Inc.	—	Short-term investment	—	US$	1,500	N/A	US$	1,504
	Merrill Lynch Mtg Invs Inc.	—	Short-term investment	—	US$	882	N/A	US$	882
	Monumentl Global Fdg II	—	Short-term investment	—	US$	1,000	N/A	US$	1,000
	National City Auto Receivables	—	Short-term investment	—	US$	1,206	N/A	US$	1,211
	Navistar Finl 2003 A Owner Tr	—	Short-term investment	—	US$	4,928	N/A	US$	4,878
	Nissan Auto Receivables	—	Short-term investment	—	US$	7,000	N/A	US$	6,948
	Onyx Accep Owner Tr	—	Short-term investment	—	US$	4,913	N/A	US$	4,927
	Pg+E Energy Recovery Fdg LLC	—	Short-term investment	—	US$	4,749	N/A	US$	4,747
	Prime Cr Card Master Tr	—	Short-term investment	—	US$	4,080	N/A	US$	4,044
	Providian Gateway Owner Tr	—	Short-term investment	—	US$	4,204	N/A	US$	4,205
	Providian Gateway Owner Tr	—	Short-term investment	—	US$	3,992	N/A	US$	3,956
	Reliant Energy Transition Bd	—	Short-term investment	—	US$	5,185	N/A	US$	5,059
(Continued)

				June 30, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note

	Residential Asset Mtg Prods	—	Short-term investment	—	US$	3,464	N/A	US$	3,399
	Residential Asset Sec Mtg Pass	—	Short-term investment	—	US$	3,000	N/A	US$	2,962
	Residential Fdg Mtg Secs I Inc.	—	Short-term investment	—	US$	3,112	N/A	US$	3,086
	Residential Fdg Mtg Secs I Inc.	—	Short-term investment	—	US$	5,475	N/A	US$	5,490
	Revolving Home Equity Ln Tr	—	Short-term investment	—	US$	4,380	N/A	US$	4,384
	Sequoia Mtg Tr	—	Short-term investment	—	US$	2,228	N/A	US$	2,236
	Sequoia Mtg Tr	—	Short-term investment	—	US$	1,572	N/A	US$	1,572
	Sequoia Mtg Tr	—	Short-term investment	—	US$	1,689	N/A	US$	1,693
	Sequoia Mtg Tr	—	Short-term investment	—	US$	2,851	N/A	US$	2,850
	Sequoia Mtg Tr	—	Short-term investment	—	US$	2,330	N/A	US$	2,328
	Sequoia Mtg Tr	—	Short-term investment	—	US$	3,075	N/A	US$	3,070
	Structured Adj Rate Mtg Ln Tr	—	Short-term investment	—	US$	2,653	N/A	US$	2,625
	Structured Adj Rate Mtg Ln Tr	—	Short-term investment	—	US$	943	N/A	US$	939
	Structured Asset Invt Ln Tr	—	Short-term investment	—	US$	1,576	N/A	US$	1,576
	Structured Asset Secs Corp.	—	Short-term investment	—	US$	1,041	N/A	US$	1,029
	Txu Elec Delivery Transition	—	Short-term investment	—	US$	3,530	N/A	US$	3,467
	Thornburg Mtg Secs Tr	—	Short-term investment	—	US$	1,669	N/A	US$	1,672
	Toyota Auto Receivables 2003 B	—	Short-term investment	—	US$	4,970	N/A	US$	4,920
	Triad Auto Receivables Tr	—	Short-term investment	—	US$	4,899	N/A	US$	4,838
	Usaa Auto Owner Tr	—	Short-term investment	—	US$	3,718	N/A	US$	3,711
	Wfs Financial Owner Trust	—	Short-term investment	—	US$	5,008	N/A	US$	4,970
	Wfs Finl 2004 2 Owner Tr	—	Short-term investment	—	US$	4,994	N/A	US$	4,961
	Wfs Finl 2004 4 Owner Tr	—	Short-term investment	—	US$	5,399	N/A	US$	5,345
	Wfs Finl 2005 2 Oner Tr	—	Short-term investment	—	US$	2,250	N/A	US$	2,277
	Wachovia Auto Owner Tr	—	Short-term investment	—	US$	3,039	N/A	US$	3,033
	Wachovia Auto Owner Tr	—	Short-term investment	—	US$	4,999	N/A	US$	4,976
	Wells Fargo Finl Auto Owner Tr	—	Short-term investment	—	US$	5,299	N/A	US$	5,307
	Whole Auto Ln Tr	—	Short-term investment	—	US$	1,954	N/A	US$	1,969
	Whole Auto Ln Tr	—	Short-term investment	—	US$	4,000	N/A	US$	3,956
	Whole Auto Ln Tr	—	Short-term investment	—	US$	3,000	N/A	US$	2,952
	World Omni Auto Receivables Tr	—	Short-term investment	—	US$	5,963	N/A	US$	5,884

	Commercial papers
	Canadian Imperial	—	Short-term investment	—	US$	2,997	N/A	US$	2,997

	Corporate issued notes
	Canadian Imperial BK	—	Short-term investment	—	US$	1,999	N/A	US$	1,999
	Washiongton Mutual	—	Short-term investment	—	US$	3,000	N/A	US$	3,000

	Money market funds
	SSGA Cash Mgmt Global Offshore	—	Short-term investment	—	US$	15,544	N/A	US$	15,544

	Equity
	Horizon Venture Fund I, L.P.	—	Long-term investment	—		246,485	N/A		246,485
	Crimson Asia Capital Ltd., L.P.	—	Long-term investment	—		55,954	N/A		55,954

TSMC-North America	TSMC stock	Parent company	Short-term investment	13,923		634,498	—		786,960
(Continued)

				June 30, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note

Chi Cherng	TSMC stock	Parent company	Short-term investment	16,454		458,564	—		929,970

Hsin Ruey	TSMC stock	Parent company	Short-term investment	16,485		459,511	—		931,713

TSMC International	Stock
	TSMC Development	Subsidiary	Long-term investment	1	US$	584,414	100	US$	584,414
	TSMC Technology	Subsidiary	Long-term investment	1	US$	5,608	100	US$	5,608
	InveStar	Subsidiary	Long-term investment	18,505	US$	19,048	97	US$	19,048
	InveStar II	Subsidiary	Long-term investment	51,300	US$	33,921	97	US$	33,921

TSMC Development	WaferTech stock	Subsidiary	Long-term investment	—	US$	417,535	99	US$	417,535

InveStar	Common stock
	RichTek Technology Corp.	—	Short-term investment	787	US$	77	1	US$	2,657
	Advanced Power Electronics Corp.	—	Short-term investment	633	US$	287	1	US$	549
	Broadtek Electronics Corp.	—	Short-term investment	145	US$	46	—	US$	60
	Monolithic Power Systems, Inc.	—	Short-term investment	1,975	US$	1,567	7	US$	17,245
	SiRF Technology Holdings, Inc.	—	Short-term investment	10	US$	44	—	US$	163
	Programmable Microelectronics (Taiwan), Corp.	—	Long-term investment	575	US$	218	1	US$	218
	Capella Microsystems (Taiwan), Inc.	—	Long-term investment	530	US$	168	3	US$	168
	Global Testing Corp.	—	Long-term investment	66,339	US$	5,611	9	US$	5,611
	Signia Technologies, Inc.	—	Long-term investment	701	US$	222	3	US$	222
	Advanced Power Electronics Corp.	—	Long-term investment	1,123	US$	495	2	US$	973
	Incentia Design Systems, Inc.	—	Long-term investment	365	US$	97	1	US$	97
	Broadtek Electronics Corp.	—	Long-term investment	145	US$	47	—	US$	60
	RichTek Technology Corp.	—	Long-term investment	632	US$	64	1	US$	2,133

	Preferred stock
	Integrated Memory Logic, Inc.	—	Long-term investment	1,831	US$	1,221	9	US$	1,221
	Sensory, Inc.	—	Long-term investment	1,404	US$	125	6	US$	125
	IP Unity, Inc.	—	Long-term investment	1,008	US$	494	2	US$	494
	Sonics, Inc.	—	Long-term investment	2,686	US$	3,530	4	US$	3,530
	NanoAmp Solutions, Inc.	—	Long-term investment	541	US$	853	2	US$	853
	Memsic, Inc.	—	Long-term investment	2,727	US$	1,500	10	US$	1,500
	Reflectivity, Inc.	—	Long-term investment	1,064	US$	741	2	US$	741

InveStar II	Common stock
	RichTek Technology Corp.	—	Short-term investment	373	US$	213	1	US$	1,260
	Monolithic Power Systems, Inc.	—	Short-term investment	864	US$	2,081	3	US$	7,550
	GeoVision, Inc.	—	Short-term investment	401	US$	108	1	US$	1,291
	Signia Technologies, Inc.	—	Long-term investment	351	US$	101	1	US$	101
	Ralink Technology (Taiwan), Inc.	—	Long-term investment	1,833	US$	791	3	US$	791
	Silicon Data International Co., Inc.	—	Long-term investment	667	US$	204	3	US$	204
	Procoat Technology, Inc.	—	Long-term investment	5,123	US$	1,940	10	US$	1,940
	Capella Microsystems (Taiwan), Inc.	—	Long-term investment	419	US$	122	2	US$	122
	Programmable Microelectronics (Taiwan), Inc.	—	Long-term investment	177	US$	50	—	US$	50
(Continued)

				June 30, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note

	Auden Technology MFG. Co., Ltd.	—	Long-term investment	953	US$	738	4	US$	738
	EoNEX Technologies, Inc.	—	Long-term investment	55	US$	3,048	5	US$	3,048
	Conwise Technology Corporation, Ltd.	—	Long-term investment	2,800	US$	490	14	US$	490
	Goyatek Technology, Corp.	—	Long-term investment	2,088	US$	545	7	US$	545
	Trendchip Technologies Corp.	—	Long-term investment	2,000	US$	861	5	US$	861
	EON Technology, Corp.	—	Long-term investment	3,264	US$	1,175	8	US$	1,175
	eChannelOpen Holding, Inc.	—	Long-term investment	358	US$	251	4	US$	251
	eLCOS Microdisplay Technology, Ltd.	—	Long-term investment	270	US$	27	1	US$	27
	GeoVision, Inc.	—	Long-term investment	15	US$	4	—	US$	47
	RichTek Technology Corp.	—	Long-term investment	296	US$	169	—	US$	1,001
	Epic, Inc.	—	Long-term investment	191	US$	37	1	US$	37

	Preferred stock
	Memsic, Inc.	—	Long-term investment	2,289	US$	1,560	8	US$	1,560
	NanoAmp Solutions, Inc.	—	Long-term investment	375	US$	1,500	1	US$	1,500
	Advanced Analogic Technology, Inc.	—	Long-term investment	948	US$	1,261	2	US$	1,261
	Sonics, Inc.	—	Long-term investment	3,082	US$	3,082	5	US$	3,082
	eLCOS Microdisplay Technology, Ltd.	—	Long-term investment	2,667	US$	3,500	15	US$	3,500
	Reflectivity, Inc.	—	Long-term investment	4,255	US$	2,205	5	US$	2,205
	Kilopass Technologies, Inc.	—	Long-term investment	3,887	US$	2,000	18	US$	2,000
	FangTek, Inc.	—	Long-term investment	6,806	US$	3,250	34	US$	3,250
	Alchip Technologies Limited	—	Long-term investment	2,597	US$	2,950	18	US$	2,950

Emerging Alliance	Common stock
	Global Investment Holding, Inc.	—	Long-term investment	10,000		$100,000	6		$100,000
	RichWave Technology Corp.	—	Long-term investment	3,380	US$	1,247	13	US$	1,247
	NetLogic Microsystems, Inc.	—	Long-term investment	113	US$	1,388	1	US$	1,867
	Quake Technologies, Inc.	—	Long-term investment	46	US$	35	—	US$	35
	Pixim, Inc.	—	Long-term investment	1,924	US$	512	4	US$	512

	Preferred stock
	Quake Technologies, Inc.	—	Long-term investment	555	US$	415	1	US$	415
	Pixim, Inc.	—	Long-term investment	2,193	US$	583	—	US$	583
	Ikanos Communication, Inc.	—	Long-term investment	7,446	US$	3,125	3	US$	3,125
	Quicksilver Technology, Inc.	—	Long-term investment	1,049	US$	—	4	US$	—
	Mosaic Systems, Inc.	—	Long-term investment	2,481	US$	12	6	US$	12
	Zenesis Technologies, Inc.	—	Long-term investment	1,204	US$	699	4	US$	699
	Reflectivity, Inc.	—	Long-term investment	4,848	US$	2,479	4	US$	2,479
	Miradia, Inc.	—	Long-term investment	3,040	US$	1,000	4	US$	1,000
	Axiom Microdevices, Inc.	—	Long-term investment	1,000	US$	1,000	3	US$	1,000
	Optichron, Inc.	—	Long-term investment	714	US$	1,000	4	US$	1,000
	NuCORE Technology Inc.	—	Long-term investment	2,254	US$	1,455	2	US$	1,455
	Next IO, Inc.	—	Long-term investment	800	US$	500	2	US$	500
	Audience, Inc.	—	Long-term investment	1,654	US$	250	2	US$	250
	Centrality Communications, Inc.	—	Long-term investment	809	US$	1,000	2	US$	1,000
(Continued)

				June 30, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note

	Layer N Networks, Inc.	—	Long-term investment	1,905	US$	1,000	2	US$	1,000
	Teknovus, Inc.	—	Long-term investment	6,977	US$	1,327	3	US$	1,327
	Optimal Corporation	—	Long-term investment	485	US$	500	6	US$	500
	Mobilygen Corporation	—	Long-term investment	1,415	US$	750	1	US$	750

	Warrants
	Pixim, Inc.	—	Long-term investment	242		—	—		—

VTAF II	Common stock
	Yobon Technologies, Inc.	—	Long-term investment	1,675	US$	787	17	US$	787
	Sentelic, Corp.	—	Long-term investment	600	US$	1,022	15	US$	1,022
	Ultramedia Inc. (formerly Ivyon Technology, Inc.)	—	Long-term investment	200	US$	697	10	US$	697

	Preferred stock
	Powerprecise Solutions, Inc.	—	Long-term investment	1,032	US$	1,000	8	US$	1,000
	Tzero Technologies, Inc.	—	Long-term investment	244	US$	500	2	US$	500
	Miradia, Inc.	—	Long-term investment	1,809	US$	1,600	2	US$	1,600
	Axiom Microdevices, Inc.	—	Long-term investment	761	US$	776	2	US$	776
	Next IO, Inc.	—	Long-term investment	216	US$	182	—	US$	182
	Ageia Technologies, Inc.	—	Long-term investment	1,149	US$	1,000	2	US$	1,000
	Audience, Inc.	—	Long-term investment	531	US$	102	1	US$	102
	GemFire Corporation	—	Long-term investment	600	US$	600	1	US$	600
	Optichron, Inc.	—	Long-term investment	353	US$	869	2	US$	869
	Aquantia Corporation.	—	Long-term investment	—	US$	150	—	US$	150
	Leadtrend Technology, Inc.	—	Long-term investment	900	US$	431	5	US$	431

GUC	Open-ended funds
	Fubon Ju-I Fund	—	Short-term investment	643		10,000	N/A		10,008

	Stock
	Global Unichip Corporation - NA	Subsidiary	Long-term investment	100		3,884	100		3,884

TABLE 4
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND SUBSIDIARIES
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					Beginning Balance			Acquisition			Disposal							Ending Balance
	Marketable													Carrying		Gain (Loss)			Amount
	Securities	Financial				Amount			Amount			Amount		Value		on Disposal			(US$ in
	Type and	Statement		Nature of	Shares/Units	(US$ in		Shares/Units	(US$ in		Shares/Units	(US$ in		(US$ in		(US$ in		Shares/Units	Thousand)
Company Name	Name	Account	Counter-party	Relationship	(Thousand)	Thousand)		(Thousand)	Thousand)		(Thousand)	Thousand)		Thousand)		Thousand)		(Thousand)	(Note 1)

The Company	Bond funds
	Dresdner Bond DAM Fund	Short-term investment	Allianz Dresdner Securities Investment Consulting Co., Ltd.
				—	80,833		$900,000	—		$—	11,530		$130,000		$128,383		$1,617	69,303		$771,617
	JF Taiwan First Bond Fund	Short-term investment	JF Asset Management (Taiwan) Ltd.	—	84,886		1,151,463	—		—	10,893		150,000		147,762		2,238	73,993		1,003,701
	Barits Bond Fund	Short-term investment	Barits Securities Investment Trust Co., Ltd.
				—	76,640		900,000	—		—	12,591		150,000		147,851		2,149	64,049		752,149
	Bonds under repurchase agreement	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions

				—	—		249,449	—		—	—		251,784		249,449		2,335	—		—
	Government bonds
	2003 Government Bond Series A	Short-term investment	BNP and several financial institutions
				—	—		1,207,409	—		—	—		1,216,500		1,207,409		9,091	—		—
	Kreditanstalt Fur Wiederaufbau	Short-term investment	—	—	—		—	—	US$	6,881	—		—		—		—	—	US$	6,881
	United States Treas NTS	Short-term investment	—	—	—	US$	182,018	—	US$	256,453	—	US$	366,461	US$	367,586	US$	(1,125)	—	US$	70,885
	2002 Government Bond Series B	Long-term investment	China Bills Finance Corp. and several financial institutions
				—	—		—	—		360,050	—		—		—		—	—		358,683
	2005 Government Bond Series A	Long-term investment	China Bills Finance Corp. and several financial institutions
				—	—		—	—		1,200,000	—		—		—		—	—		1,200,000
	Corporate bonds
	Formosa Petrochemical Corporation	Short-term investment	China Bills Finance Corp.	—	—		—	—		311,568	—									311,568
	Taiwan Power Company	Short-term investment	China Bills Finance Corp.		—		2,777,798	—			—		2,002,676		1,961,516		41,160	—		816,282
	Allstate Finl Global Fdg LLC	Short-term investment	—	—	—	US$	3,171	—		—	—	US$	3,086	US$	3,171	US$	(85)	—		—
	Bear Stearns Cos Inc.	Short-term investment	—	—	—		—	—	US$	3,757	—		—		—		—	—	US$	3,757
	Citigroup Inc.	Short-term investment	—	—	—	US$	3,583	—		—	—	US$	3,512	US$	3,583	US$	(71)	—		—
	Countrywide Fdg Corp. Mtn	Short-term investment	—	—	—		—	—	US$	3,500	—		—		—		—	—	US$	3,500
	Countrywide Finl Corp.	Short-term investment	—	—	—		—	—	US$	3,000	—		—		—		—	—	US$	3,000
	Credit Suisse Fb USA Inc.	Short-term investment	—	—	—	US$	2,645	—	US$	4,141	—	US$	2,593	US$	2,645	US$	(52)	—	US$	4,141
	Credit Suisse First Boston USA	Short-term investment	—	—	—		—	—	US$	3,832	—	US$	3,780	US$	3,832	US$	(52)	—		—
	Deere John Cap Corp.	Short-term investment	—	—	—		—	—	US$	5,079	—		—		—		—	—	US$	5,079
	European Invt Bk.	Short-term investment	—	—	—		—	—	US$	3,918	—		—		—		—	—	US$	3,918
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—	US$	3,467	—		—	—	US$	3,432	US$	3,467	US$	(35)	—		—
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—		—	—	US$	8,862	—		—		—		—	—	US$	8,862
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—		—	—	US$	3,989	—		—		—		—	—	US$	3,989
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—	US$	3,886	—		—	—	US$	3,822	US$	3,886	US$	(64)	—		—
	General Re Corp.	Short-term investment	—	—	—		—	—	US$	3,500	—		—		—		—	—	US$	3,500
	Goldman Sachs Group Inc Mtn	Short-term investment	—	—	—	US$	3,505	—		—	—	US$	3,506	US$	3,505	US$	1	—		—
	Hancock John Global Fdg II Mtn	Short-term investment	—	—	—		—	—	US$	3,566	—		—		—		—	—	US$	3,566
	ING Sec Life Ins Ingslf	Short-term investment	—	—	—	US$	3,012	—		—	—	US$	3,008	US$	3,012	US$	(4)	—		—
	International Business Machs	Short-term investment	—	—	—		—	—	US$	7,247	—	US$	4,994	US$	4,998	US$	(4)	—	US$	2,249
	Intl Lease Fin Corp. Mtn	Short-term investment	—	—	—		—	—	US$	3,028	—		—		—		—	—	US$	3,028
	Key Bk Na Med Term Nts Bk Entr	Short-term investment	—	—	—		—	—	US$	4,450	—		—		—		—	—	US$	4,450
	Morgan Stanley Group Inc.	Short-term investment	—	—	—	US$	3,638	—		—	—	US$	3,571	US$	3,638	US$	(67)	—		—
	Morgan Stanley Group Inc.	Short-term investment	—	—	—	US$	1,050	—	US$	4,507	—		—		—		—	—	US$	5,557
	National City Corp.	Short-term investment	—	—	—		—	—	US$	3,426	—		—		—		—	—	US$	3,426
	Nationsbank Corp.	Short-term investment	—	—	—	US$	3,644	—		—	—	US$	3,522	US$	3,644	US$	(122)	—		—
	Nationwide Bldg Soc Mtn	Short-term investment	—	—	—		—	—	US$	3,000	—		—		—		—	—	US$	3,000
	Ppg Inds Inc.	Short-term investment	—	—	—		—	—	US$	3,571	—	US$	3,674	US$	3,571	US$	103	—		—
	Pricoa Global Fdg 1 Mtn	Short-term investment	—	—	—		—	—	US$	3,500	—		—		—		—	—	US$	3,500
(Continued)

					Beginning Balance			Acquisition			Disposal							Ending Balance
	Marketable													Carrying		Gain (Loss)			Amount
	Securities	Financial				Amount			Amount			Amount		Value		on Disposal			(US$ in
	Type and	Statement		Nature of	Shares/Units	(US$ in		Shares/Units	(US$ in		Shares/Units	(US$ in		(US$ in		(US$ in		Shares/Units	Thousand)
Company Name	Name	Account	Counter-party	Relationship	(Thousand)	Thousand)		(Thousand)	Thousand)		(Thousand)	Thousand)		Thousand)		Thousand)		(Thousand)	(Note 1)

	Pricoa Global Fdg 1 Mtn	Short-term investment	—	—	—	US$	3,507	—		—	—	US$	3,510	US$	3,507	US$	3	—	US$	—
	Pricoa Global Fdg 1 Mtn	Short-term investment	—	—	—	US$	3,050	—		—	—	US$	3,052	US$	3,050	US$	2	—		—
	Principal Life Global Fdg I Gl.	Short-term investment	—	—	—	US$	3,168	—		—	—	US$	3,049	US$	3,168	US$	(119)	—		—
	Salomon Smith Barney Hldgs Inc.	Short-term investment	—	—	—	US$	3,160	—		—	—	US$	3,046	US$	3,160	US$	(114)	—		—
	Wachovia Corp.	Short-term investment	—	—	—	US$	3,720	—		—	—	US$	3,568	US$	3,720	US$	(152)	—		—
	Washington Mut Fin Corp	Short-term investment	—	—	—	US$	4,768	—		—	—	US$	3,590	US$	3,725	US$	(135)	—	US$	1,043
	Agency bonds
	Federal Farm Cr Bks	Short-term investment	—	—	—		—	—	US$	3,985	—		—		—		—	—	US$	3,985
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	7,887	—		—		—		—	—	US$	7,887
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	3,379	—		—		—		—	—	US$	3,379
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	9,134	—		—		—		—	—	US$	9,134
	Federal Home Ln Bks	Short-term investment	—	—	—	US$	7,962	—		—	—	US$	4,954	US$	4,972	US$	(18)	—	US$	2,990
	Federal Home Ln Bks	Short-term investment	—	—	—	US$	7,014	—		—	—	US$	6,884	US$	7,014	US$	(130)	—		—
	Federal Home Ln Bks	Short-term investment	—	—	—	US$	4,948	—		—	—	US$	4,947	US$	4,948	US$	(1)	—		—
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	3,932	—		—		—		—	—	US$	3,932
	Federal Home Ln Bks	Short-term investment	—	—	—	US$	7,042	—		—	—	US$	6,946	US$	7,042	US$	(96)	—		—
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	4,939	—		—		—		—	—	US$	4,939
	Federal Home Ln Bks	Short-term investment	—	—	—	US$	13,983	—		—	—	US$	13,865	US$	13,983	US$	(118)	—		—
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	4,136	—		—		—		—	—	US$	4,136
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	4,965	—		—		—		—	—	US$	4,965
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	7,558	—		—		—		—	—	US$	7,558
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	8,594	—		—		—		—	—	US$	8,594
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—		—	—	US$	5,389	—		—		—		—	—	US$	5,389
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—		—	—	US$	6,925	—	US$	6,931	US$	6,925	US$	6	—		—
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	US$	4,953	—		—	—	US$	4,938	US$	4,953	US$	(15)	—		—
	Federal Home Loan Corp.	Short-term investment	—	—	—		—	—	US$	7,989	—		—		—		—	—	US$	7,989
	Federal Home Loan Mtg Corp.	Short-term investment	—	—	—	US$	4,903	—	US$	9,819	—	US$	9,798	US$	9,819	US$	(21)	—	US$	4,903
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	4,051	—		—		—		—	—	US$	4,051
	Fnma Pool 793025	Short-term investment	—	—	—		—	—	US$	3,915	—	US$	146	US$	148	US$	(2)	—	US$	3,767
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	5,337	—		—		—		—	—	US$	5,337
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	4,430	—		—		—		—	—	US$	4,430
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	4,921	—		—		—		—	—	US$	4,921
	Federal Natl Mtg Assn	Short-term investment	—	—	—	US$	6,940	—		—	—	US$	3,462	US$	3,470	US$	(8)	—	US$	3,470
	Federal Natl Mtg Assn	Short-term investment	—	—	—	US$	6,997	—		—	—	US$	6,956	US$	6,997	US$	(41)	—		—
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	4,061	—		—		—		—	—	US$	4,061
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	7,892	—		—		—		—	—	US$	7,892
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	4,943	—		—		—		—	—	US$	4,943
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	17,888	—		—		—		—	—	US$	17,888
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	14,952	—		—		—		—	—	US$	14,952
	Federal Natl Mtg Assn Mtn	Short-term investment	—	—	—		—	—	US$	9,758	—		—		—		—	—	US$	9,758
	Freddie Mac	Short-term investment	—	—	—	US$	4,929	—		—	—	US$	4,931	US$	4,929	US$	2	—		—
	Corporate issued asset-backed
	securities
	American Express Cr Account Ma	Short-term investment	—	—	—	US$	3,445	—		—	—	US$	3,428	US$	3,445	US$	(17)	—		—
	California Infr + Economic Dev	Short-term investment	—	—	—	US$	4,298	—		—	—	US$	4,153	US$	4,298	US$	(145)	—		—
	California Infras + Economic	Short-term investment	—	—	—	US$	6,126	—		—	—	US$	5,964	US$	6,126	US$	(162)	—		—
	Caterpillar Finl Asset Tr	Short-term investment	—	—	—		—	—	US$	3,299	—		—		—		—	—	US$	3,299
	Cendant Rent Car Fdg Aesop LLC	Short-term investment	—	—	—		—	—	US$	11,626	—		—		—		—	—	US$	11,626
	Citibank Cr Card Issuance Tr	Short-term investment	—	—	—	US$	4,959	—		—	—	US$	4,948	US$	4,959	US$	(11)	—		—
	CWABS Inc.	Short-term investment	—	—	—	US$	1,903	—	US$	1,865	—	US$	3,773	US$	3,768	US$	5	—		—
	CWMBS Inc.	Short-term investment	—	—	—		—	—	US$	4,040	—	US$	4,059	US$	4,040	US$	19	—		—
	First USA Credit Cr Master Tr	Short-term investment	—	—	—	US$	5,011	—		—	—	US$	5,007	US$	5,011	US$	(4)	—		—
	Honda Auto Receivables	Short-term investment	—	—	—	US$	5,000	—		—	—	US$	4,984	US$	5,000	US$	(16)	—		—
	Hyundai Auto Receivables Tr	Short-term investment	—	—	—		—	—	US$	3,250	—		—		—		—	—	US$	3,250
	Hyundai Auto Receivables Tr	Short-term investment	—	—	—		—	—	US$	3,999	—		—		—		—	—	US$	3,999
	LB UBS Coml Mtg Tr	Short-term investment	—	—	—		—	—	US$	4,243	—	US$	60	US$	59	US$	1	—	US$	4,184
(Continued)

					Beginning Balance			Acquisition			Disposal							Ending Balance
	Marketable													Carrying		Gain (Loss)			Amount
	Securities	Financial				Amount			Amount			Amount		Value		on Disposal			(US$ in
	Type and	Statement		Nature of	Shares/Units	(US$ in		Shares/Units	(US$ in		Shares/Units	(US$ in		(US$ in		(US$ in		Shares/Units	Thousand)
Company Name	Name	Account	Counter-party	Relationship	(Thousand)	Thousand)		(Thousand)	Thousand)		(Thousand)	Thousand)		Thousand)		Thousand)		(Thousand)	(Note 1)

	Massachusetts Rrb Spl Purp Tr	Short-term investment	—	—	—	US$—		—	US$	3,900	—		—		—		—	US$—	US$	3,900
	Mastr Asset Backed Secs Tr	Short-term investment	—	—	—		—	—	US$	3,825	—	US$	1,145	US$	1,145		—	—	US$	2,680
	Mastr Asset Backed Secs Tr	Short-term investment	—	—	—		—	—	US$	3,499	—		—		—		—	—	US$	3,499
	Mbna Cr Card Master Nt Tr	Short-term investment	—	—	—		—	—	US$	5,018	—	US$	5,015	US$	5,018	US$	(3)	—		—
	Mbna Master Cr Card Tr II	Short-term investment	—	—	—		—	—	US$	8,108	—		—		—		—	—	US$	8,108
	Nissan Auto Receivables Own Tr	Short-term investment	—	—	—	US$	4,999	—		—	—	US$	4,989	US$	4,999	US$	(10)	—		—
	Nissan Auto Receivables Owner	Short-term investment	—	—	—	US$	4,853	—		—	—	US$	4,879	US$	4,853	US$	26	—		—
	Pg+E Energy Recovery Fdg LLC	Short-term investment	—	—	—		—	—	US$	4,749	—		—		—		—	—	US$	4,749
	Prime Cr Card Master Tr	Short-term investment	—	—	—		—	—	US$	4,080	—		—		—		—	—	US$	4,080
	Residential Fdg Mtg Secs I Inc	Short-term investment	—	—	—		—	—	US$	5,589	—	US$	113	US$	114	US$	(1)	—	US$	5,475
	Revolving Home Equity Ln Tr	Short-term investment	—	—	—		—	—	US$	5,000	—	US$	620	US$	620		—	—	US$	4,380
	Sequoia Mtg Tr	Short-term investment	—	—	—		—	—	US$	4,560	—	US$	4,560	US$	4,560		—	—		—
	Sequoia Mtg Tr	Short-term investment	—	—	—		—	—	US$	3,500	—		—		—		—	—	US$	3,500
	TXU Elec Delivery Transition	Short-term investment	—	—	—	US$	7,736	—		—	—	US$	4,185	US$	4,206	US$	(21)	—	US$	3,530
	USAA Auto Owner Tr	Short-term investment	—	—	—		—	—	US$	3,718	—		—		—		—	—		3,718
	USAA Auto Owner Tr	Short-term investment	—	—	—	US$	4,000	—		—	—	US$	3,995	US$	4,000	US$	(5)	—		—
	Wells Fargo Finl Auto Owner Tr	Short-term investment	—	—	—		—	—	US$	5,299	—		—		—		—	—	US$	5,299
	Whole Auto Ln Tr	Short-term investment	—	—	—	US$	5,967	—		—	—	US$	5,973	US$	5,967	US$	6	—		—
Note: The ending balance included the bond premium or discount amortization amount.

TABLE 5
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND SUBSIDIARIES
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

									Notes/Accounts Payable
			Transaction Details				Abnormal Transaction		or Receivable
			Purchase/		% to					% to
Company Name	Related Party	Nature of Relationship	Sale	Amount	Total	Payment Terms	Unit Price	Payment Terms	Ending Balance	Total	Note

The Company	TSMC-North America	Subsidiary	Sales	$64,760,945	56	Net 30 days after invoice date	None	None	$14,513,699	41
	Philips and its affiliates	Major shareholder	Sales	1,147,115	1	Net 30 days after monthly closing	None	None	467,843	1
	GUC	Subsidiary	Sales	135,805	—	Net 30 days after monthly closing	None	None	11,917	—
	WaferTech	Subsidiary	Purchases	5,117,622	31	Net 30 days after monthly closing	None	None	(793,200)	10
	VIS	Investee accounted for using equity method	Purchases	2,168,998	13	Net 30 days after monthly closing	None	None	(883,144)	11
	SSMC	Investee accounted for using equity method	Purchases	2,094,617	13	Net 30 days after monthly closing	None	None	(284,080)	4
	TSMC-Shanghai	Subsidiary	Purchases	234,333	1	Net 30 days after monthly closing	None	None	(70,080)	1

TABLE 6
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND SUBSIDIARIES
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
JUNE 30, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

							Amounts Received
					Overdue		in Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Amount	Action Taken	Period	Debts

The Company	TSMC-North America	Subsidiary	$14,929,349	43 days	$3,909,354	Accelerate demand on account receivables	$5,259,367	$—
	TSMC Technology	Indirect subsidiaries	715,306	Note	—	—	—	—
	Philips and its affiliates	Major shareholder	467,843	83 days	—	—	227,462	—
	TSMC-Shanghai	Subsidiary	271,905	Note	268,998	Accelerate demand on account receivables	—	—
	SSMC	Investee accounted for using equity method	115,460	Note	5,092	Accelerate demand on account receivables	—	—
Note: The ending balance included other receivables; therefore, it is not applicable for the calculation of the turnover rate.

TABLE 7
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND SUBSIDIARIES
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
JUNE 30, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Original Investment Amount		Balance as of June 30, 2005			Net Income	Investment
			Main Businesses		December 31,	Shares	Percentage of	Carrying	(Loss) of the	Gain (Loss)
Investor Company	Investee Company	Location	and Products	June 30, 2005	2004	(Thousand)	Ownership	Value (Note 1)	Investee	(Note 2)	Note

The Company	TSMC-North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices	$333,718	$333,718	11,000	100	$794,692	$259,665	$231,366	Subsidiary
	TSMC-Europe	Amsterdam, the Netherlands	Marketing activities	15,749	15,749	-	100	22,491	143	143	Subsidiary
	TSMC-Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	95,013	327	327	Subsidiary
	TSMC-Shanghai	Shanghai, China	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	12,180,367	9,187,962	-	100	9,967,851	(1,068,676)	(1,068,676)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	8,119,816	8,119,816	437,891	27	5,115,164	1,685,395	379,350	Investee
	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,445,780	31,445,780	987,968	100	23,057,382	(495,885)	(495,885)	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities	300,000	300,000	-	36	77,971	76,725	(3,937)	Investee
	Hsin Ruey	Taipei, Taiwan	Investment activities	300,000	300,000	-	36	77,256	76,812	(3,965)	Investee
	TSMC Partners	Tortola, British Virgin Islands	Investment activities	10,350	10,350	300	100	3,873,176	1,427	1,427	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits	6,408,190	6,408,190	382	32	3,514,280	761,550	243,696	Investee
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	1,526,074	1,447,957	-	99	820,765	(73,428)	(73,061)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	409,920	409,920	40,149	46	403,208	21,350	13,215	Investee
	VisEra	Hsin-Chu, Taiwan	Manufacturing, material wholesaling and retailing of electronic spare parts	51,000	51,000	5,100	25	62,668	17,915	3,552	Investee
	VTAF II	Cayman Islands	Investing in new start-up technology companies	487,862	332,412	-	98	469,749	(12,245)	(13,570)	Subsidiary
Note 1: The treasury stock is deducted from the carrying value.
Note 2: The gains on disposal of the stocks held by subsidiaries (treated as treasury stocks) and cash dividends received by subsidiaries from TSMC are excluded.

TABLE 8
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND SUBSIDIARIES
INFORMATION OF INVESTMENT IN MAINLAND CHINA
JUNE 30, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Accumulated			Accumulated
				Outflow of			Outflow of
				Investment			Investment
		Total Amount		from Taiwan			from Taiwan				Accumulated
		of Paid-in		as of	Investment Flows		as of				Inward
		Capital		January 1, 2005	Outflow		June 30, 2005	Percentage of	Investment	Carrying Value	Remittance of
	Main Businesses	(RMB in	Investment	(US$ in	(US$ in		(US$ in	Ownership in	Gain (Loss)	as of	Earnings as of
Investee Company	and Products	Thousand)	Type	Thousand)	Thousand)	Inflow	Thousand)	Investment	(Note 2)	June 30, 2005	June 30, 2005

TSMC (Shanghai)	Manufacturing	$12,180,367		$9,187,962	$2,992,405		$12,180,367
Company Limited	and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	(RMB3,070,623)	(Note 1)	(US$276,000)	(US$95,000)	$—	(US$371,000)	100%	$(1,068,676)	$9,967,851	$—

Accumulated
Investment in
Mainland China as	Investment Amounts Authorized by
of June 30, 2005	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)

$12,180,367	$12,180,367	$12,180,367
(US$371,000)	(US$371,000)	(US$371,000)
Note 1: Direct investment in TSMC-Shanghai US$371,000 thousand.
Note 2: Amount was recognized based on the audited financial statements.

TABLE 9
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND SUBSIDIARIES
INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Intercompany Transactions
							Percentage of
			Nature of				Consolidated Total
			Relationship			Terms	Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Sales or Total Assets

0	TSMC	TSMC-NA	1	Sales	$64,760,945	—	55%
				Receivables from related parties	14,513,699	—	3%
				Other receivables from related parties	415,650	—	—
				Payables to related parties	51,082	—	—
		TSMC Shanghai	1	Sales	5,251	—	—
				Purchases	234,333	—	—
				Non-operating income and gains	75,743	—	—
				Proceeds from disposal of property, plant and equipment	106,412	—	—
				Other receivables from related parties	271,905	—	—
				Payables to related parties	70,080	—	—
				Deferred gain on intercompany transactions	708,941	—	—
		TSMC-Japan	1	Marketing expenses — commission	133,765	—	—
				Payables to related parties	43,693	—	—
		TSMC-Europe	1	Marketing expenses — commission	116,034	—	—
				Payables to related parties	9,722	—	—
		GUC	1	Sales	135,805	—	—
				General and administrative expenses — rental expense	8,162	—	—
				Receivables from related parties	11,917	—	—
		VisEra	1	Non-operating income and gains	10,752	—	—
				Other receivables from related parties	1,064	—	—
		TSMC Technology	1	Other receivables from related parties	715,306	—	—
		WaferTech	1	Purchases	5,117,622	—	4%
				Payables to related parties	793,200	—	—
1	TSMC International	TSMC Development	3	Interest income	14,264	—	—
				Other receivables	1,942,052	—	—
		TSMC Technology	3	Deferred technical service income	624,367	—	—
2	TSMC - NA	VisEra	3	Sales	319,742	—	—
				Receivables from related parties	42,714	—	—
3	TSMC Partners	TSMC International	3	Other receivables	9,703,506	—	2%
				Deferred revenue	8,550,352	—	2%
		TSMC Development	3	Interest income	18,822	—	—
				Other receivables	948,540	—	—
4	GUC	TSMC - NA	3	Purchases	79,117	—	—
				Manufacturing overhead	144,428	—	—
		GUC - NA	3	Operating expenses	11,779	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiaries. No. 3 represents the transactions between subsidiaries.

Note 2:	The terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices are determined in accordance with the related contractual agreements.